FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Press Release regarding January – December 2018 Results

2	January – December 2018 Financial Report

3	January – December 2018 Earnings Presentation

Item 1

Santander attributable profit for 2018 reaches €7,810 million - up 18%

In the fourth quarter alone, attributable profit was up 34% to €2,068 million, compared to Q4 2017

The Group has achieved its target of increasing earnings per share by double digits in 2018 with EPS increasing to €0.449, up 11.2% compared with 2017

Madrid, 30 January 2019 - PRESS RELEASE

∎

The Group has successfully completed its three year strategic plan based on customer loyalty, and as a result remains one of the most profitable and efficient banks among its peers, with a return on tangible equity (RoTE) of 11.7%, and a cost-to-income ratio of 47%.

∎	It continued to help people and businesses prosper during the year, earning the loyalty of a further 2.6 million customers and increasing lending and customer funds by 4% in constant euros.

∎

The number of customers using digital services increased by 6.6 million to 32 million as the Group’s digital transformation continued to deliver new and improved services for customers, helping the bank achieve a top three ranking for customer satisfaction in seven core markets.

∎

Attributable profit increased in eight of the Group’s ten core markets year-on-year in constant euros (i.e. excluding movement in exchange rates), with particularly strong growth in the US (+74%), Spain (+28%), Brazil (+22%), and Mexico (+14%).

∎

Credit quality improved further during the year with the Group’s non-performing loan (NPL) ratio now at 3.73%, 35 basis points lower than 31 December 2017, while the cost of credit has fallen 7 basis points in the same period to 1.00%.

∎	The Group’s fully loaded CET1 ratio reached 11.30% at 31 December 2018, up from 10.84% at 31 December 2017, surpassing its 11% goal for 2018 due to strong organic capital generation.

Banco Santander Group Executive Chairman, Ana Botín, said:

“2018 has been an excellent year for the Group. We have successfully completed our three year strategic plan, and our focus on earning customer loyalty and digital transformation has been central to our success. As a result we remain among the most profitable and efficient banks in our peer group.

“We’ve added more than two and half million loyal customers in the year and over six million digital customers by investing in technology and developing better ways to meet the needs of the people and businesses we serve. We are seeing better customer engagement, stronger relationships, and higher quality earnings as a result, with a third of sales now made through digital channels.

“Latin America has remained an important engine for growth within the Group, with especially strong progress in Brazil and Mexico. In Spain, the integration of Popular is progressing ahead of plan, while the turnaround of our business in the US continues to build positive momentum.

Corporate Communications	1
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

“Our balance sheet is even stronger, with credit quality improving, and the Group CET 1 capital ratio now 11.30%, ahead of target for 2018, in spite of external and regulatory headwinds.

“We have achieved a lot, but I am confident in our capacity as a team to seize the potential for significant further organic profitable growth. We serve over 144 million customers with a balanced presence across developed and high growth potential markets where we have strong leadership. This creates huge opportunity for our business and is what sets us apart from our peers. We will be giving our next strategic update to investors in April this year.”

Results Summary - 2018

	FY’18 (m)	FY’18 v FY’17	FY’18 v FY’17 (EX FX)	Q4’18 (m)	Q4’18 v Q4’17	Q4’18 v Q4’17 (EX FX)

Gross income	€48,424	0%	+9%	€12,542	+4%	+8%

Operating expenses	-€22,779	-1%	+7%	-€5,936	0%	+3%

Net operating income	€25,645	+1%	+11%	€6,606	+8%	+14%

Net loan-loss provisions	-€8,873	-3%	+7%	-€2,455	+13%	+17%

Profit before tax	€14,776	+9%	+20%	€3,546	+5%	+12%

Tax	-€5,230	+14%	+25%	-€1,177	+8%	+15%

Underlying Profit	€8,064	+7%	+18%	€2,022	+5%	+12%

Net capital gains & provisions	-€254	-72%	-72%	€46	—	—

Attributable profit	€7,810	+18%	+32%	€2,068	+34%	+45%

Banco Santander increased attributable profit during 2018 by 18% to €7,810 million (+32% in constant euros), as strong growth in customer revenues in several markets, including Brazil, Spain, Mexico and the US, combined with improvements in credit quality, more than offset the impact of exchange rate depreciation against the euro in certain currencies, including the Argentine peso.

Underlying profit increased by 18% year-on-year in constant euros to €8,064 million.

In the fourth quarter alone, attributable profit was €2,068 million, 34% higher than Q4 2017. Profit before tax for the fourth quarter was up 12% year-on-year in constant euros.

Gross income in 2018 increased by 9% in constant euros to €48,424 million, the highest level on record for the Group, with the Group increasing lending and customer funds by 4% in constant euros, while increasing the number of loyal customers (people who see Santander as their main bank) by 2.6 million to 19.9 million. Total customer numbers increased by 11 million in the year to 144 million.

Ongoing investment in commercial transformation and digitalisation led to a 7% increase in operating expenses in constant euros, however, the Group’s cost/income ratio, a key measure of efficiency, remained among the lowest of our peer group at 47% (compared to a peer average of over 63%).

Corporate Communications	2
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

During 2018, the number of customers using digital services increased by 6.6 million in the year to 32 million, with ongoing investment in technology driving an increase in digital service adoption and improving the customer experience. 48% of active customers now use digital services regularly.

The Group ranks among the top three banks for customer satisfaction in seven core markets. Openbank, which launched several new services in 2018, has increased mortgage balances by 370% after the first full year of mortgage sales, as well as increasing deposits by 19%. In April 2018, we launched One Pay FX, the first blockchain-based retail payment solution, in four countries leading to a 55% increase in foreign exchange transactions in Spain since launch.

Credit quality improved during the year, reflecting the strength of the Group’s loan book. The Group’s non-performing loan (NPL) ratio is now 3.73%, down 35 basis points since 31 December 2017. Cost of credit, a good indicator of credit quality, fell to 1.00%, down seven basis points since 31 December 2017, the lowest annual level since 2008.

A balanced presence across both mature and emerging markets remains one of Banco Santander’s key strengths. Attributable profit increased in eight of the Group’s ten core markets in constant euros.

During 2018, Europe contributed 52% of Group profit and the Americas, 48%. Brazil was the largest contributor to Group earnings, with 26% of total underlying profit, followed by Spain with 17%, and the UK and Santander Consumer Finance with 13% each. The lending book also remains well diversified across business segments and geographies.

1. Excluding corporate centre, and Spain Real Estate Activity. 2. Loans excluding repos.

During the year Santander generated 46 basis points in capital, bringing the Group’s fully loaded CET1 ratio to 11.30% at 31 December 2018, significantly exceeding its 2018 target of 11%. This ratio does not include the impact of the full application of IFRS 9 (-27 basis points) which is subject to a five year transitional period before full implementation is required in 2022.

Over the last 12 months Return on Tangible Equity (RoTE), a key measure of profitability, has increased by 129 basis points to 11.7%, while underlying RoTE increased by 26 basis points to 12.1%, making Santander one of the most profitable banks among its peers.

Corporate Communications	3
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

The Group has achieved its target to deliver double-digit Earnings Per Share (EPS) growth in 2018, with EPS increasing by 11.2% in the year to €0.449. Tangible net asset value per share was 1% higher than 2017 at €4.19, while cash dividend per share is 9% higher at €0.20 (subject to Board and 2019 AGM approval).

Three year plan achievements: 2016 - 2018

In 2018, the Group successfully completed its three year strategic plan. During the period Santander has undergone a significant commercial and digital transformation:

∎	Redefining its strategy with a focus on customer loyalty, digital excellence and organic growth.

∎	Embedding a common culture across our 200,000 employees, reinforcing governance and teams, and improving employee engagement.

∎	While continuously increasing shareholder value - growing earnings per share and tangible net asset value per share.

Since 31 December 2015, the number of loyal customers has increased by 44% to 19.9 million, improving the quality and recurrence of the Group’s earnings, with higher revenues per customer and lower customer attrition.

The Group’s digital transformation has led to a 93% increase in digital customers to 32 million, with nearly a third of total sales now made through digital channels, and 48% of active customers using digital services (up from 30% in 2015). Investment in digital, as well as improving customer satisfaction, has allowed the Bank to maintain its position among the most efficient banks in the world, with a cost-to-income ratio of 47%.

Corporate Communications	4
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

This, in turn, has led to a significant increase in returns, with RoTE now 171 basis points higher than 31 December 2015 at 11.7%, and earnings per share growing by double digits in 2018.

The Group fully loaded CET1 capital ratio is now 125 basis points higher than 31 December 2015 at 11.30%, while cash dividend per share has increased by 31% over the same period (subject to Board and 2019 AGM approval).

Country Summary (FY’18)

In Brazil, attributable profit increased by 2% to €2,605 million (+22% in constant euros) as a focus on customer experience allowed the business to attract an additional one million loyal customers during the year, with loans and funds increasing year-on-year by 13% and 15% respectively in constant euros. Santander Brazil now ranks first for customer satisfaction. The business continued to gain market share in key segments, while maintaining asset quality; with the non-performing loan ratio falling four basis points in 12 months to 5.25% and cost of credit reducing by 30 basis points to 4.06%.

In Spain, attributable profit increased by 28%, to €1,458 million, as the planned integration of Popular was supported by ongoing growth in revenues (+15% YoY). Santander Spain made significant progress in its digital transformation and implementation of the customer relationship model, including the launch of 1|2|3 professional. New lending to SMEs increased 17% and 30% in private banking. Credit quality also improved, with the NPL ratio falling 13 basis points since 31 December 2017 to 6.19%.

In the UK, the business continued to grow current account balances and mortgages, while making further improvements to the customer experience, with Santander UK now ranked second for retail customer satisfaction. While a highly competitive landscape placed pressure on revenues, credit quality remained extremely strong, with a cost of credit at 0.07%. Attributable profit was 9% lower than 2017 at €1,362 million (-8% in constant euros), reflecting an increase in operating costs due to ongoing investment in digital transformation and regulatory projects, as well as other provisions.

Santander Consumer Finance increased attributable profit by 11% in 2018, to €1,296 million (+12% in constant euros), with new lending increasing in most geographies due to increasing auto and consumer finance lending and strengthening digital channels. SCF maintained best-in-class profitability with a RoTE of 16% while the NPL ratio remained at a historic low of 2.29%, down 21 basis points in the year.

In Mexico, attributable profit increased by 7% to €760 million (+14% in constant euros) as the bank continued to strengthen its distribution model, through the transformation of the branch network, an improved mobile platform, and the launch of new product lines such as auto finance. This helped attract new customers and increase both volumes and profitability. As a result, total income increased by 9% YoY in constant euros, while credit quality remained solid, with the NPL ratio falling 26 basis points in the year to 2.43%.

In Chile, attributable profit increased by 5% to €614 million (+8% in constant euros) as business volumes grew at a higher pace in core segments, leading to a 4% increase in gross income in constant euros. The transformation of the branch network, ongoing digitalisation, and improved products and services, led to a 7% growth in loyal customers and digital customers. Credit quality also improved with the NPL ratio falling by 30 basis points to 4.66% over the period.

Corporate Communications	5
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

In the US, attributable profit increased by 66% to €552 million (+74% in constant euros) as strengthened business performance and the achievement of several significant regulatory milestones led to a very positive year for the business. Lending increased year-on-year at both Santander Bank (+9%) and SC USA (+5%), with the number of loyal customers increase by 12%, while the cost of credit fell 15 basis points to 3.27% in the year.

In Portugal, attributable profit increased by 15% to €500 million, driven by improved efficiency and a significant improvement in credit quality, with NPLs falling by 157 basis points in the year to 5.94%. The operational and technological integration of Banco Popular Portugal, which completed in October 2018, strengthened Santander’s position as the country’s largest privately owned bank by assets and loans in domestic activity.

In Poland attributable profit increased by 14% to €343 million (+14% in constant euros) as the business achieved year-on-year organic growth across all key products and segments. The Group strengthened its position with the integration of the retail and SME businesses acquired from Deutsche Bank Polska. In September Bank Zachodni WBK successfully completed a rebrand to Santander.

As Argentina, which represents c.1% of the Group’s attributable profit, is considered a high-inflation economy, international accounting standards dictate that the results and balance sheet for the country must be adjusted. This had a negative P&L impact of €239 million for 2018. As a result, despite strong growth in revenues, attributable profit in Argentina fell by 77% to €84 million in 2018 (-54% in constant euros). The agreement with the IMF allows Argentina to meet its financial obligations for 2018 and 2019, while the adjustment in currency should create greater FX stability going forward.

About Banco Santander

Banco Santander is the largest bank in the eurozone with a market capitalisation of €64,508 million at 31 December 2018. It has a strong and focused presence in 10 core markets across Europe and the Americas with more than four million shareholders and 200,000 employees serving 144 million customers.

Corporate Communications	6
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Key Consolidated Data (from Financial Report)

∎ BALANCE SHEET (EUR million)	Dec-18	Sep-18%		Dec-18	Dec-17%		Dec-16
Total assets	1,459,271	1,444,687	1.0	1,459,271	1,444,305	1.0	1,339,125
Loans and advances to customers	882,921	866,226	1.9	882,921	848,914	4.0	790,470
Customer deposits	780,496	778,751	0.2	780,496	777,730	0.4	691,111
Total funds	980,562	986,199	(0.6)	980,562	985,703	(0.5)	873,618
Total equity	107,361	105,668	1.6	107,361	106,832	0.5	102,699

Note: Total funds includes customer deposits, mutual funds, pension funds and managed portfolios
∎ INCOME STATEMENT (EUR million)	Q4’18	Q3’18%		2018	2017	%	2016
Net interest income	9,061	8,349	8.5	34,341	34,296	0.1	31,089
Gross income	12,542	11,720	7.0	48,424	48,392	0.1	43,853
Net operating income	6,606	6,359	3.9	25,645	25,473	0.7	22,766
Underlying profit before tax(1)	3,546	3,750	(5.4)	14,776	13,550	9.0	11,288
Underlying attributable profit to the Group(1)	2,022	1,990	1.6	8,064	7,516	7.3	6,621
Attributable profit to the Group	2,068	1,990	3.9	7,810	6,619	18.0	6,204

Variations in constant euros: Q4’18 / Q3’18: NII: +3.0%; Gross income: +0.7%; Net operating income: -1.8%; Underlying attributable profit: -3.3%; Attributable profit: -1.1%

2018 / 2017: NII: +8.7%; Gross income: +8.9%; Net operating income: +10.6%; Underlying attributable profit: +18.5%; Attributable profit: +32.1%.

∎ EPS(2), PROFITABILITY AND EFFICIENCY (%)	Q4’18	Q3’18%		2018	2017	%	2016
Underlying EPS (euro) (1)	0.116	0.115	1.1	0.465	0.463	0.6	0.429
EPS (euro)	0.119	0.115	3.6	0.449	0.404	11.2	0.401
RoE	8.46	8.43		8.21	7.14		6.99
Underlying RoTE (1)	11.93	11.95		12.08	11.82		11.08
RoTE	12.00	11.95		11.70	10.41		10.38
RoA	0.65	0.66		0.64	0.58		0.56
Underlying RoRWA (1)	1.60	1.59		1.59	1.48		1.36
RoRWA	1.60	1.59		1.55	1.35		1.29
Efficiency ratio (with amortisations)	47.3	45.7		47.0	47.4		48.1

∎ SOLVENCY AND NPL RATIOS (%)	Dec-18	Sep-18%		Dec-18	Dec-17%		Dec-16
Fully loaded CET1 (3)	11.30	11.11		11.30	10.84		10.55
Phased-in CET1 (3)	11.47	11.29		11.47	12.26		12.53
NPL ratio	3.73	3.87		3.73	4.08		3.93
Coverage ratio	67.4	67.9		67.4	65.2		73.8

∎ MARKET CAPITALISATION AND SHARES	Dec-18	Sep-18%		Dec-18	Dec-17%		Dec-16
Shares (millions)	16,237	16,136	0.6	16,237	16,136	0.6	14,582
Share price (euros) (2)	3.973	4.336	(8.4)	3.973	5.479	(27.5)	4.877
Market capitalisation (EUR million)	64,508	69,958	(7.8)	64,508	88,410	(27.0)	72,314
Tangible book value per share (euro)(2)	4.19	4.16		4.19	4.15		4.15
Price / Tangible book value per share (X) (2)	0.95	1.04		0.95	1.32		1.17
P/E ratio (X) (2)	8.84	9.83		8.84	13.56		12.18

∎ OTHER DATA	Dec-18	Sep-18%		Dec-18	Dec-17%		Dec-16
Number of shareholders	4,131,489	4,190,808	(1.4)	4,131,489	4,029,630	2.5	3,928,950
Number of employees	202,713	201,101	0.8	202,713	202,251	0.2	188,492
Number of branches	13,217	13,414	(1.5)	13,217	13,697	(3.5)	12,235
(1)

In this document we present the figures related to “underlying” results, which exclude non-recurring items, as they are recorded in the separate line of “Net capital gains and provisions” above the line of “attributable profit to the Group”. Further details on that line are provided in pages 10 and 11 as well as in the Alternative Performance Measures section as follows below.

(2)	2016 data adjusted for the capital increase in July, for like-on-like comparisons with 2017 and 2018 data.
(3)	2018 data applying the IFRS 9 transitional arrangements.

Note: The financial information in this report was approved by the Board of Directors, following a favourable report from the Audit Committee.

In accordance with the Guidelines on Alternative Performance Measures published by the European Securities and Markets Authority on 5 October 2015 (Guidelines on Alternative Performance Measures, ESMA/2015/1415en), we are attaching herewith a glossary with the definitions and the conciliation with the items presented in the income statement of certain alternative performance measures used in this document. Please refer to “Alternative Performance Measures Glossary” on page 60.

Corporate Communications	7
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Important Information

In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this press release includes certain alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/2015/1415es) as well as non-IFRS measures (“Non-IFRS Measures”). The APMs and Non-IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited. These APMs and Non-IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS. Moreover, the way the Santander Group defines and calculates these APMs and Non-IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2018 4Q Financial Report, published as Relevant Fact on [fecha publicación del trimestral],    Section 26 of the Documento de Registro de Acciones for Banco Santander, S.A. (“Santander”) filed with the Spanish Securities Exchange Commission (the “CNMV”) on 28 June 2018 (the “Share Registration Document”) and Item 3A of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission of the United States of America (the “SEC”) on 28 March 2018 (the “Form 20-F”). These documents are available on Santander website (www.bancosantander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Santander cautions that this press release contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Form 20-F—under “Key Information-Risk Factors”- and in the Share Registration Document –under “Factores de Riesgo”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this press release and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise

The information contained in this press release is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the press release. No investment activity should be undertaken only on the basis of the information contained in this press release. In making this press release available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this press release nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this press release is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this press release should be construed as a profit forecast.

Corporate Communications	8
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Item 2

Financial Report 2018

JANUARY—DECEMBER

January - December 2018 FINANCIAL REPORT 3 Key consolidated data 4 Santander aim 6 Group performance 9 General background 10 Income statement and balance sheet 17 Solvency ratios 19 Risk management 22 Business information 39 Corporate Governance 40 Sustainability 41 The Santander share 42 Financial information. Appendix 60 Alternative Performance Measures All customers. shareholders and the general public can use Santander’s official social network channels in all the countries in which the Bank operates,

JANUARY - DECEMBER Key consolidated data

GRUPO SANTANDER. KEY CONSOLIDATED DATA

∎ BALANCE SHEET (EUR million)	Dec-18	Sep-18%		Dec-18	Dec-17%		Dec-16
Total assets	1,459,271	1,444,687	1.0	1,459,271	1,444,305	1.0	1,339,125
Loans and advances to customers	882,921	866,226	1.9	882,921	848,914	4.0	790,470
Customer deposits	780,496	778,751	0.2	780,496	777,730	0.4	691,111
Total funds	980,562	986,199	(0.6)	980,562	985,703	(0.5)	873,618
Total equity	107,361	105,668	1.6	107,361	106,832	0.5	102,699
Note: Total funds includes customer deposits, mutual funds, pension funds and managed portfolios

∎ INCOME STATEMENT (EUR million)	Q4’18	Q3’18%		2018	2017	%	2016
Net interest income	9,061	8,349	8.5	34,341	34,296	0.1	31,089
Gross income	12,542	11,720	7.0	48,424	48,392	0.1	43,853
Net operating income	6,606	6,359	3.9	25,645	25,473	0.7	22,766
Underlying profit before tax (1)	3,546	3,750	(5.4)	14,776	13,550	9.0	11,288
Underlying attributable profit to the Group (1)	2,022	1,990	1.6	8,064	7,516	7.3	6,621
Attributable profit to the Group	2,068	1,990	3.9	7,810	6,619	18.0	6,204
Variations in constant euros: Q4’18 / Q3’18: NII: +3.0%; Gross income: +0.7%; Net operating income: -1.8%; Underlying attributable profit: -3.3%; Attributable profit: -1.1%
2018 / 2017: NII: +8.7%; Gross income: +8.9%; Net operating income: +10.6%; Underlying attributable profit: +18.5%; Attributable profit: +32.1%.

∎ EPS (2), PROFITABILITY AND EFFICIENCY (%)	Q4’18	Q3’18%		2018	2017	%	2016
Underlying EPS (euro) (1)	0.116	0.115	1.1	0.465	0.463	0.6	0.429
EPS (euro)	0.119	0.115	3.6	0.449	0.404	11.2	0.401
RoE	8.46	8.43		8.21	7.14		6.99
Underlying RoTE (1)	11.93	11.95		12.08	11.82		11.08
RoTE	12.00	11.95		11.70	10.41		10.38
RoA	0.65	0.66		0.64	0.58		0.56
Underlying RoRWA (1)	1.60	1.59		1.59	1.48		1.36
RoRWA	1.60	1.59		1.55	1.35		1.29
Efficiency ratio (with amortisations)	47.3	45.7		47.0	47.4		48.1

∎ SOLVENCY AND NPL RATIOS (%)	Dec-18	Sep-18%		Dec-18	Dec-17%		Dec-16
Fully loaded CET1 (3)	11.30	11.11		11.30	10.84		10.55
Phased-in CET1 (3)	11.47	11.29		11.47	12.26		12.53
NPL ratio	3.73	3.87		3.73	4.08		3.93
Coverage ratio	67.4	67.9		67.4	65.2		73.8

∎ MARKET CAPITALISATION AND SHARES	Dec-18	Sep-18%		Dec-18	Dec-17%		Dec-16
Shares (millions)	16,237	16,136	0.6	16,237	16,136	0.6	14,582
Share price (euros) (2)	3.973	4.336	(8.4)	3.973	5.479	(27.5)	4.877
Market capitalisation (EUR million)	64,508	69,958	(7.8)	64,508	88,410	(27.0)	72,314
Tangible book value per share (euro) (2)	4.19	4.16		4.19	4.15		4.15
Price / Tangible book value per share (X) (2)	0.95	1.04		0.95	1.32		1.17
P/E ratio (X) (2)	8.84	9.83		8.84	13.56		12.18

∎ OTHER DATA	Dec-18	Sep-18%		Dec-18	Dec-17%		Dec-16
Number of shareholders	4,131,489	4,190,808	(1.4)	4,131,489	4,029,630	2.5	3,928,950
Number of employees	202,713	201,101	0.8	202,713	202,251	0.2	188,492
Number of branches	13,217	13,414	(1.5)	13,217	13,697	(3.5)	12,235

(1) In this document we present the figures related to “underlying” results, which exclude non-recurring items, as they are recorded in the separate line of “Net capital gains and provisions”, above the line of “attributable profit to the Group”. Further details on that line are provided in pages 10 and 11 as well as in the Alternative Performance Measures section as follows below.

(2) 2016 data adjusted for the capital increase in July, for like-on-like comparisons with 2017 and 2018 data.

(3) 2018 data applying the IFRS 9 transitional arrangements.

Note: The financial information in this report was approved by the Board of Directors, following a favourable report from the Audit Committee.

In accordance with the Guidelines on Alternative Performance Measures published by the European Securities and Markets Authority on 5 October 2015 (Guidelines on Alternative Performance Measures, ESMA/2015/1415en), we are attaching herewith a glossary with the definitions and the conciliation with the items presented in the income statement of certain alternative performance measures used in this document. Please refer to “Alternative Performance Measures Glossary” on page 60.

Financial Report 2018         3

JANUARY - DECEMBER Santander aim

SANTANDER AIM

“Helping people and businesses prosper” 83% 82% 19.9 (+15%(1)) 32.0 (+26%(1)) of employees engaged million loyal million digital perceive that employees customers customers their colleagues behave in a more Simple, Personal and Fair way ...ma o s ke a d d o a i v n ur o d t . . . sati c m e e s … s s u t o e fi st s a d y ed o i v l t o i a m t p e n m People o d e Customers m s m l r oe o o s d r e p d y o a r e a l m e g m o l … r 144 202,713 M p g c a o e million E m n y e a d . . . d r l i … e i n s a e u a bb l l y t t i i n i n i l n i n e e v i g ib r t … e n r n t a a h s l t s t i h a fi o Communities(3) h e i g r l s o w s Shareholders n h p u r o c e er g p t o nl in i m n n g ma ve r e i v l e msu st . q d u a i b m 2.3 on ci men . . l o . . i e n c 4.1 t eyd.a t . s l t c a r million people d. s y u e million helped in 2018 > 72,000 ~ 1,200 11.30%(2) +5% scholarships agreements with Fully loaded dividend per granted universities CET1 ratio share growth in 2018 and academic institutions expected for in 21 countries 2018 (1) Year-on-year % change (2) Calculated using the IFRS 9 transitional arrangements (3) Provisional data

4         Financial Report 2018

JANUARY - DECEMBER Santander aim

SANTANDER AIM

(*)	Final dividend charge to 2018 earnings is subject to the Board of Directors and 2019 AGM approval.

People 82% of employees showed their commitment to the Group (six percentage points more than the financial industry’s average), and in seven countries we were among the best three banks to work for, according to the GPTW ranking. The 360 assessment process, in which employees are evaluated by their peers, direct subordinates and line managers, became widespread. Progress was made in installing the Workday platform, which enables teams and people to be managed globally in a homogeneous way. Once the pilot phase of the Strategic Workforce Planning in the UK, Mexico and the corporate centre was concluded, action plans were launched in the rest of countries. A new campaign to strengthen the Group’s image and make it more attractive to capture talent was developed (Efecto Santander). We launched initiatives to attract digital talents (Digital Cellar) and launched a programme that identified 280 employees for their youth (younger than 35 years old) and potential to contribute to the Group’s future evolution (Young Leaders). Customers Various strategies continued to be developed under the commercial transformation programme in order to improve customer loyalty and the customer experience. The number of loyal customers rose by 2.6 million in 2018 and digital ones by 6.6 million, and in seven of our core countries we were in the Top 3 in customer satisfaction. Of note among the commercial actions was the launch of various current accounts (Conta SIM in Portugal, 1|2|3 business for SME in the UK, 1|2|3 Profesional in Spain) and the first digital account for SME with SAS (Sociedad por Acciones Simplificadas) status in Mexico, together with other products and services such as mortgages, investment products, services and advice. We continued to strengthen our traditional branches, as well as developing new ones (SMART, Super gil y Work Caf), while investing in new generation ATMs and our contact centres. As regards digitalisation, progress in all countries with apps, platforms, products and services. Of note globally was the expansion of Openbank, our fully digital bank, the launch of OnePay Fx, a blockchain-based service and the development of Superdigital, an alternative solution to traditional banking mainly focused on the unbanked population of Latin America. Shareholders The total dividend per share charged to 2018’s earnings was scheduled at EUR 0.23 via a scrip dividend and three payments in cash, 4.5% more than that for 2017*. We continued to strengthen measures that increased and enhanced communication with our shareholders and fostered transparency through the use of new technologies. Of note was the creation of a new personal service channel via video conference. Santander was recognised as one of the best companies and European banks in the area of investor relations, corporate events, website and multimedia use by Institutional Investor, IR Magazine and Global Capital and by the Extel survey, conducted among more than 11,000 investment professionals. Banco Santander is ranked the world’s third best bank and the first in Europe in the Dow Jones Sustainability Community Index (DJSI), the reference index in which Santander has been present for 18 straight years, and which measures companies’ performance in sustainability matters, in its three dimensions (economic, social and environmental). The magazine Fortune included Santander in its 2018 Change the World ranking, which includes a small group of companies that “combine success with their contribution to society” by generating a positive social impact with initiatives that form part of their business strategy. Santander Universities held its fourth international meeting of rectors, a reference event in academic world and launched the new Santander Scholarships portal. A record number of scholarships (almost 55,000) were granted in 2018 and close to 19,000 entrepreneurs were supported by Santander X (*) Final dividend charge to 2018 earnings is subject to the Board of Directors and 2019 AGM approval.

Financial Report 2018         5

JANUARY - DECEMBER Consolidated financial report

GROUP PERFORMANCE

2018 has been an excellent year for the Group. We have successfully completed our three year strategic plan, and our focus on earning customer loyalty and digital transformation has been central to our success

We boosted our profit and profitability in 2018 and at the same time improved credit quality and increased our capital ratio to 11.30%

The commercial transformation is driving growth in loyal and digital customers, reflected in greater business in almost all markets

Santander’s strategy remained focus on customer loyalty. The number of loyal customers continued to rise in the quarter close to 20 million, 2.6 million more than at the end of 2017 (+15%), with individuals as well as companies rising.

The number of digital customers rose by 6.6 million in 2018 (+26% in the last 12 months) to 32 million, underscoring the strength of our multichannel strategy. Penetration of digital clients, the use of mobile devices, and the weight of digital sales are growing notably.

Growth in lending and customer funds in the fourth quarter, benefiting slightly from the acquisition of the retail and SME business of Deutsche Bank Polska.

Loans grew in the whole of 2018 (at constant exchange rate) in eight of the ten core units and funds also in eight, with rises in demand and time deposits and mutual funds remained stable, affected by the market environment.

Solid funding and liquidity structure. Net loan-to-deposit ratio of 113% (109% in December 2017).

6         Financial Report 2018

JANUARY - DECEMBER Consolidated financial report

GROUP PERFORMANCE

Santander is a predictable, profitable and efficient bank, with a business model that enables us to obtain higher profits in a recurring way

The fourth quarter attributable profit of EUR 2,068 million, 4% more quarter-on-quarter, despite the contribution to the Deposit Guarantee Fund in Spain. Excluding this charge, the quarter’s profit would have been 12% higher (+7% in constant euros).

The full year attributable profit was up 18% at EUR 7,810 million (+32% in constant euros). Earnings per share were EUR 0.449 (+11%).

Santander is strengthening its capital ratios and improving credit quality while remaining among the leading banks in profitability.

In 2018 we continued to increase our capital ratios quarter-on-quarter. The fully loaded CET1, applying the IFRS 9 transitional arrangement, was 11.30%, after generating during 2018 46 bps, mainly organically (+64 bps).

In addition, the stress test conducted by the EBA, reflected once more that thanks to our business model and geographic diversification, we showed itself capable of generating profits for shareholders and meeting the most demanding regulatory requirements in adverse scenarios.

Excluding the non-recurring results, the underlying attributable profit was EUR 8,064 million, 7% higher (+18% in constant euros), and rose in seven of the ten core markets.

The efficiency ratio improved to 47.0%. The continued growth in customer revenue in all quarters of 2017 and 2018 (in constant euros), together with operational excellence enabled us to combine one of the sector’s best efficiency ratios and be among the Top 3 in customer satisfaction in seven of our main countries.

The Group’s profitability is one of the highest of European banks. with a RoTE of 11.7% (12.1% underlying). Both the RoTE and the RoRWA (1.55%; 1.59% underlying) improved in 2018.

Tangible capital per share was EUR 4.19. The comparison with December 2017 is affected by a negative impact of EUR 0.08 from the first IFRS 9 implementation. Additionally, in terms of value creation for shareholders, a cash remuneration of EUR 0.20 paid in that period should be considered. Including both, TNAV would have increased 8% in the year.

Credit quality improved. The cost of credit ended 2018 at 1.00% (1.07% a year earlier). The NPL ratio fell for the sixth quarter running (-14 bps) and -35 bps since December 2017. Coverage rose by 2 pp.

Financial Report 2018         7

JANUARY - DECEMBER Consolidated financial report

MAIN BUSINESS AREAS PERFORMANCE

(Greater detail on pages 22 to 38 and in the appendix)

(Changes in constant euros)

• Continental Europe: generated an attributable profit of EUR 3,428 million, 22% more year-on-year after recording the charges in 2017 and 2018 associated with integrations, mainly restructuring costs.

Excluding these impacts, underlying attributable profit was EUR 3,642 million (+14% year-on-year), largely due to the increase in customer revenue and also partially benefiting from Banco Popular’s integration.

Underlying attributable profit was 4% lower quarter-on-quarter, due to the recording in the fourth quarter of EUR 158 million net of tax for the contribution to the Deposit Guarantee Fund in Spain. Excluding this, profit would have been 12% higher given the good evolution of customer revenue and lower loan-loss provisions.

•

United Kingdom: in a highly competitive environment with some remaining uncertainties on Brexit, attributable profit was 8% lower in 2018 at EUR 1,362 million. This was due to pressure on spreads and investments in regulatory and strategic projects. The cost of credit remained stable at just 7 bps.

The fourth quarter underlying attributable profit was 26% lower quarter-on-quarter, due to the recording of historical probate and bereavement processes and others related to consumer credit business operations, as the rest of the P&L lines were virtually at the same levels as in the third quarter.

•  Latin America: attributable profit of EUR 4,228 million in 2018, 16% higher year-on-year. Growth in volumes, spreads management and increased loyalty underpinned the good evolution, both in net interest income and fee income. Notable improvement in the cost of credit.

Operating expenses grew mainly due to plans relating to the expansion, commercial transformation and increased digitalisation of our retail networks.

The fourth quarter profit was 2% higher quarter-on-quarter, due to the good performance of customer revenue, particularly fee income, and taxes, and was partially offset by higher costs (seasonal in the quarter) and lower gains on financial transactions.

•	United States: attributable profit of EUR 552 million in 2018, 74% more year-on-year, impacted by extraordinary net charges of EUR 76 million.

Excluding this, underlying attributable profit increased 42%, due to higher income from leasing and lower costs and provisions.

The fourth quarter underlying attributable profit was 29% lower, due to higher provisions because of the strong growth in lending, together with seasonal factors of SC USA. In addition, there was a change in methodology in the fourth quarter in the accrual of troubled debt restructuring (TDR) that affected net interest income and provisions (both increased). This impact, of around EUR 180 million, corresponds to the whole year.

8         Financial Report 2018

JANUARY - DECEMBER General background

GENERAL BACKGROUND

Grupo Santander developed its business in 2018 in a generally dynamic economic environment. However, as the year advanced so it became clearer that the peak of the expansive cycle had been reached, giving rise to instability in the markets. The countries where the Group conducts its business performed in a less similar fashion although they are generally growing.

Trade tensions, despite the agreement reached in the renegotiation of NAFTA, and the tightening of US monetary policy were the main causes of greater uncertainty, which triggered tensions of varying intensity, particularly in developing markets such as Argentina and Turkey and, to a lesser extent, in Brazil and Mexico, also affected by the electoral cycle in most of the year.

Other factors such as the Brexit negotiations and the shape of Italy’s fiscal policy also weighed on the tone of the markets.

Country	GDP[1] change	Economic performance
Eurozone	+1.9%

Economic activity could not maintain the strong rhythm of 2017. Yet growth in 2018 was above the potential. The jobless rate came down to 7.9%. After the hike in inflation because of energy prices, it eased at the end of the year (1.6%).

Spain	+2.5%

The economy slowed in 2018, although Spain remained one of the euro zone’s most dynamic economies. Job creation was very strong and the unemployment rate continued to fall. Inflation ended the year at 1.2%.

Poland	+5.1%

Growth remained strong, mainly due to consumption and the lack of imbalances. The unemployment rate was below 4% (an historic low) and inflation (1.0%) remained below the central bank’s 2.5% target. The central bank held its key interest rate at 1.5%.

Portugal	+2.2%

The economy slowed a little, but growth was still solid. Robust domestic demand was fueled by consumption and investment, while exports fell. The jobless rate was below 7% and inflation ended the year at 0.7%.

United Kingdom	+1.3%

The economy lost strength in 2018 because of the uncertainty over Brexit, whose ups and downs were reflected in sterling (GBP 0.9/Euro). Inflation (2.1%) eased and the unemployment rate of 4% was effectively full employment. The Bank of England’s base rate ended the year at 0.75%.

Brazil	+1.3%

Growth picked up a little, despite the impact of the transport strike. Investment recovered after four years of falling and private consumption and exports accelerated. Inflation was 3.75% in December 2018, below the central bank’s 4.5% target and the Selic remained at an historic low (6.5%).

Mexico	+2.1%

The economy grew by around 2%, spurred by a recovery in investment and exports. The central bank raised its key rate by 100 bps in order to prevent the effects of the peso’s depreciation and moderate inflation. Mexico, the US and Canada reached a new trade agreement, which has yet to be ratified.

Chile	+4.0%

The economy was strong, spurred by private consumption, investment and exports. Inflation rose to 2.6% (below the 3% target) and the central bank began to normalise its monetary policy, with a rise of 25 bps in its key rate to 2.75%.

Argentina	-2.4%

Thanks to financial aid from the IMF, the economy began to show signs of stabilising, with an easing of inflation, a significant fiscal consolidation and relative exchange rate stability. The economy shrank 2.4% and is expected to gradually recover in 2019.

United States	+3.0%

GDP grew at a faster pace (3%) and the jobless rate was down to 3.7% at the end of the year. Inflationary pressures increased, aligning underlying inflation with the target of the Fed, which raised interest rate by 100 bps.

(1) Year-on-year change 2018 (estimated)

∎ EXCHANGE RATES: 1 EURO / CURRENCY PARITY
	Average (income statement)		Period-end (balance sheet)
	2018	2017	Dec-18	Sep-18	Dec-17
US dollar	1.180	1.127	1.145	1.158	1.199
Pound sterling	0.885	0.876	0.895	0.887	0.887
Brazilian real	4.294	3.594	4.444	4.654	3.973
Mexican peso	22.688	21.291	22.492	21.780	23.661
Chilean peso	756.661	731.538	794.630	765.301	736.922
Argentine peso	31.164	18.566	43.121	47.635	22.637
Polish zloty	4.261	4.256	4.301	4.277	4.177

Financial Report 2018         9

JANUARY - DECEMBER Consolidated financial report

GRUPO SANTANDER RESULTS

Fourth quarter attributable profit of EUR 2,068 million, affected by the contribution to the Deposit Guarantee Fund in Spain. Excluding this charge, the profit would have been 12% higher quarter-on-quarter (7% in constant euros)

Attributable profit for the full year was 18% higher at EUR 7,810 million (+32% in constant euros), after recording extraordinary results of EUR -254 million (EUR -897 million in 2017). Earnings per share increased 11%

Underlying attributable profit was EUR 8,064 million, 7% more than in 2017 and 18% more in constant euros. These results reflect solid customer revenue, an efficiency ratio of 47.0%, among the best of our peers, and an improved cost of credit at 1.00%

RoTE of 11.7% (underlying RoTE of 12.1%), and RoRWA of 1.55% (underlying RoRWA of 1.59%). Both were better than in 2017

∎ GRUPO SANTANDER. INCOME STATEMENT
EUR million
			Change				Change
	Q4’18	Q3’18%		% excl. FX	2018	2017	%	% excl. FX
Net interest income	9,061	8,349	8.5	3.0	34,341	34,296	0.1	8.7
Net fee income	2,956	2,640	12.0	3.0	11,485	11,597	(1.0)	8.5
Gains (losses) on financial transactions	438	505	(13.3)	(25.5)	1,797	1,703	5.5	18.0
Other operating income	87	226	(61.5)	(54.0)	801	796	0.6	4.9
Dividends	78	28	178.6	165.8	370	384	(3.7)	(1.0)
Income from equity-accounted method	205	178	15.2	7.8	737	704	4.7	14.2
Other operating income/expenses	(196)	20	—	—	(306)	(291)	5.0	19.8
Gross income	12,542	11,720	7.0	0.7	48,424	48,392	0.1	8.9
Operating expenses	(5,936)	(5,361)	10.7	3.7	(22,779)	(22,918)	(0.6)	7.0
General administrative expenses	(5,285)	(4,804)	10.0	3.0	(20,354)	(20,325)	0.1	8.0
Personnel	(3,068)	(2,837)	8.1	2.1	(11,865)	(11,972)	(0.9)	6.2
Other general administrative expenses	(2,217)	(1,967)	12.7	4.1	(8,489)	(8,353)	1.6	10.6
Depreciation and amortisation	(651)	(557)	16.9	9.8	(2,425)	(2,593)	(6.5)	(0.8)
Net operating income	6,606	6,359	3.9	(1.8)	25,645	25,473	0.7	10.6
Net loan-loss provisions	(2,455)	(2,121)	15.7	8.7	(8,873)	(9,111)	(2.6)	7.2
Impairment losses on other assets	(100)	(49)	104.1	89.7	(207)	(414)	(50.0)	(46.7)
Other income	(505)	(439)	15.0	4.6	(1,789)	(2,398)	(25.4)	(17.7)
Underlying profit before tax	3,546	3,750	(5.4)	(9.7)	14,776	13,550	9.0	19.7
Tax on profit	(1,177)	(1,394)	(15.6)	(19.8)	(5,230)	(4,587)	14.0	25.2
Underlying profit from continuing operations	2,369	2,356	0.6	(3.7)	9,546	8,963	6.5	16.9
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Underlying consolidated profit	2,369	2,356	0.6	(3.7)	9,546	8,963	6.5	16.9
Minority interests	347	366	(5.2)	(6.2)	1,482	1,447	2.4	9.1
Underlying attributable profit to the Group	2,022	1,990	1.6	(3.3)	8,064	7,516	7.3	18.5
Net capital gains and provisions*	46	—	—	—	(254)	(897)	(71.7)	(71.6)
Attributable profit to the Group	2,068	1,990	3.9	(1.1)	7,810	6,619	18.0	32.1

Underlying EPS (euros)	0.116	0.115	1.1		0.465	0.463	0.6
Underlying diluted EPS (euros)	0.116	0.114	1.1		0.464	0.461	0.6

EPS (euros)	0.119	0.115	3.6		0.449	0.404	11.2
Diluted EPS (euros)	0.118	0.114	3.7		0.448	0.403	11.2

Pro memoria:
Average total assets	1,459,756	1,431,897	1.9		1,442,861	1,407,681	2.5
Average stockholders’ equity	96,187	94,391	1.9		95,071	92,638	2.6

(*)

In 2018, costs associated to integrations (mainly restructuring costs), net of tax impacts, in Spain (EUR -280 million), Corporate Centre (EUR -40 million) and Portugal (EUR 20 million) and badwill in Poland for the integration of Deutsche Bank Polska (EUR 45 million). In 2017, integration costs (Popular: EUR -300 million and Germany: EUR -85 million), charges for equity stakes and intangible assets (EUR -130 million), capital gains from the disposal of the stake in Allfunds Bank (EUR 297 million), USA fiscal reform (EUR 73 million), goodwill charges (EUR -603 million) and in the US provisions for hurricanes, increased stake in Santander Consumer USA and other (EUR -149 million).

10         Financial Report 2018

JANUARY - DECEMBER Consolidated financial report

∎ QUARTERLY INCOME STATEMENT
EUR million

	Q1’17	Q2’17	Q3’17	Q4’17	Q1’18	Q2’18	Q3’18	Q4’18
Net interest income	8,402	8,606	8,681	8,607	8,454	8,477	8,349	9,061
Net fee income	2,844	2,916	2,888	2,949	2,955	2,934	2,640	2,956
Gains (losses) on financial transactions	573	286	422	421	493	361	505	438
Other operating income	211	240	260	85	249	239	226	87
Dividends	41	238	31	75	35	229	28	78
Income from equity-accounted method	133	160	188	223	178	176	178	205
Other operating income/expenses	37	(157)	42	(213)	36	(166)	20	(196)
Gross income	12,029	12,049	12,252	12,062	12,151	12,011	11,720	12,542
Operating expenses	(5,543)	(5,648)	(5,766)	(5,961)	(5,764)	(5,718)	(5,361)	(5,936)
General administrative expenses	(4,915)	(4,983)	(5,161)	(5,267)	(5,151)	(5,114)	(4,804)	(5,285)
Personnel	(2,912)	(2,943)	(3,000)	(3,116)	(3,000)	(2,960)	(2,837)	(3,068)
Other general administrative expenses	(2,002)	(2,039)	(2,161)	(2,151)	(2,151)	(2,154)	(1,967)	(2,217)
Depreciation and amortisation	(629)	(665)	(605)	(694)	(613)	(604)	(557)	(651)
Net operating income	6,486	6,401	6,486	6,101	6,387	6,293	6,359	6,606
Net loan-loss provisions	(2,400)	(2,280)	(2,250)	(2,181)	(2,282)	(2,015)	(2,121)	(2,455)
Impairment losses on other assets	(68)	(63)	(54)	(230)	(24)	(34)	(49)	(100)
Other income	(707)	(785)	(591)	(315)	(392)	(453)	(439)	(505)
Underlying profit before tax	3,311	3,273	3,591	3,375	3,689	3,791	3,750	3,546
Tax on profit	(1,125)	(1,129)	(1,243)	(1,090)	(1,280)	(1,379)	(1,394)	(1,177)
Underlying profit from continuing operations	2,186	2,144	2,347	2,285	2,409	2,412	2,356	2,369
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Underlying consolidated profit	2,186	2,144	2,347	2,285	2,409	2,412	2,356	2,369
Minority interests	319	395	371	362	355	414	366	347
Underlying attributable profit to the Group	1,867	1,749	1,976	1,924	2,054	1,998	1,990	2,022
Net capital gains and provisions*	—	—	(515)	(382)	—	(300)	—	46
Attributable profit to the Group	1,867	1,749	1,461	1,542	2,054	1,698	1,990	2,068

Underlying EPS (euros) **	0.120	0.112	0.118	0.113	0.120	0.115	0.115	0.116
Underlying diluted EPS (euros) **	0.120	0.111	0.119	0.111	0.119	0.115	0.114	0.116

EPS (euros) **	0.120	0.112	0.084	0.088	0.120	0.096	0.115	0.119
Diluted EPS (euros) **	0.120	0.111	0.085	0.087	0.119	0.096	0.114	0.118

(*) Including the following amounts, net of tax:

–	In Q3’17, integration costs (Banco Popular EUR -300 million, Germany EUR -85 million) and charge for equity stakes and intangible assets (EUR -130 million).

–

In Q4’17, capital gains from the disposal of the stake in Allfunds Bank (EUR 297 million), tax reform in the US (EUR 73 million), goodwill charges (EUR -603 million) and provisions for hurricanes, repurchase of a minority stake in Santander Consumer USA and others in the US (EUR -149 million).

–	In Q2’18, charges associated with integrations (mainly restructuring costs) net of tax impact in Spain (EUR -280 million), Corporate Centre (EUR -40 million) and Portugal (EUR 20 million).

–	In Q4’18, recording of badwill from DBP’s integration in Poland (EUR 45 million).

(**)	The figures for the first and second quarters of 2017 are adjusted to the July 2017 capital increase in order to make them comparable with the rest of quarters.

Financial Report 2018         11

JANUARY - DECEMBER Consolidated financial report

Fourth quarter results compared to the third quarter of 2018

The fourth quarter attributable profit was 4% higher than the third quarter’s at EUR 2,068 million. Eliminating the exchange rate impact, it was 1% lower. The evolution was affected by the contribution in the fourth quarter to the Deposit Guarantee Fund in Spain (EUR 226 million or EUR 158 million after tax). Without this impact, profit would have risen 12% and without the exchange rate impact it would have been 7% higher, with the following detail:

•

Net interest income increased for the seventh consecutive quarter, backed by Spain and benefiting from the change in methodology in the recording of TDRs in the US already mentioned, and which meant an increase in both this line as well as in loan-loss provisions. Fee income grew 3%, with a positive seasonal impact from Brazil. Gains on financial transactions were lower than in the third quarter when they were the highest for the year.

•

Operating expenses were up 4%, affected by the seasonality that is usually registered in the fourth quarter in some countries such as Brazil (marketing campaigns, applying the salary agreement), the US and SCF.

•

Provisions rose mainly in the US because there was a sharp rise in new loans in the quarter, both at SBNA and SC USA and some seasonality in the latter. The aforementioned change in methodology in net interest income should also be taken into account.

•	In addition, badwill was recorded in the fourth quarter for DBP’s retail and SME business integration in Poland and some charges, mainly related to restructuring costs.

Evolution of results compared to 2017

The attributable profit of EUR 7,810 million in 2018 was 18% higher in euros and 32% in constant euros.

The results reflect the favourable impact of the acquisition of Banco Popular, the larger stake in Santander Asset Management (SAM) and the negative impact of exchange rates and of the still low interest rates in mature markets. In addition, profit was affected in 2018 and 2017 by the results included in the “Net capital gains and provisions” item (net of taxes), which are set out on pages 10 and 11 of this report.

Excluding these results, underlying attributable profit was EUR 8,064 million (+7% in euros and +18% in constant euros). The P&L performance by line was as follows. To facilitate analysis and comparisons of management actions, all changes exclude exchange rate impacts.

Gross income

•

The structure of our gross income, where net interest income and fee income accounted for 95% of total revenue in 2018, well above the average of our competitors, continues to enable us to grow in a consistent and recurring way, limiting the impact that periods of high volatility can have on gains on financial transactions. Gross income increased 9%, as follows:

–	Net interest income rose 9%, due to greater lending and deposit volumes, mainly in developing countries which overall grew at double-digit rate in local currency, and management of spreads.

By countries, all units increased except for the United Kingdom, affected by pressure on spreads on new mortgages and standard variable rate (SVR) balances.

–

Fee income was up 9%, reflecting greater activity and customer loyalty, in addition to our strategy of growth in services and higher value-added products, and in areas of low capital consumption. Growth in fee income from Retail Banking (+6%), Corporate & Investment Banking (+0.3%) and Wealth Management (+63%).

–

Gains on financial transactions, which account for less than 4% of gross income, increased 18%, while the sum of dividends, equity-accounted income and other income rose 5%, due to higher income from leasing in the United States and by the equity accounted method.

12         Financial Report 2018

JANUARY - DECEMBER Consolidated financial report

Operating expenses

•

Operating expenses rose 7% as a result of higher inflation in some countries, investments in transformation and digitalisation, and the perimeter effect. In real terms (excluding inflation and perimeter effect), costs were 0.5% lower. Of note by units was the fall in costs in the United States, mainly due to lower depreciation, and in Spain, Portugal and SCF, all of them related to integration processes.

The main rises were in Mexico and Chile, due to investments in infrastructure, and Poland, because of transformation projects and pressure on salaries.

The measures to optimise costs, as part of the ongoing integration processes, will be reflected in greater synergies in the future. This evolution is enabling us to combine the investments made to enhance the customer experience with an operational efficiency that continues to be the sector’s reference.

Loan-loss provisions

•	Good evolution of credit quality ratios. The NPL ratio, as well as the coverage ratio and the cost of credit, improved in the last 12 months.

•	By countries, provisions fell in the US and Mexico, in Brazil they rose at a slower pace than lending, while the UK and Portugal maintained a cost of credit below 10 bps.

The main rises in provisions were in Spain, due to the greater perimeter, in SCF, because of higher releases and portfolio sales in 2017, although it maintained a cost of credit below the standards for its business, and Argentina due to higher provisions for individual borrowers and the impact of the peso’s depreciation on dollar balances.

•	The cost of credit dropped from 1.07% in 2017 to 1.00% in 2018.

Other results and provisions

•	Other results and provisions were EUR -1,996 million, 22% lower than in 2017. This item records different kinds of provisions, as well as capital gains, capital losses and asset impairment.

•

The improvement over 2017 was largely due to lower provisions for legal and labour claims (trabalhistas) recorded in Brazil, lower charges in the UK stemming from potential customer complaints, and at SCF because in 2017 provisions for legal claims, customer complaints and restructuring in some countries were higher.

Profit and profitability

•	Underlying attributable profit rose 18% (+7% in euros). Underlying RoTE rose to 12.1% and underlying RoRWA to 1.59%.

•

Considering the results included in the “Net capital gains and provisions” item, attributable profit increased 32% (+18% in euros), and earnings per share were EUR 0.449 (+11% year-on-year in euros). RoTE was 11.7% and RoRWA 1.55%, in both cases higher than in 2017.

Financial Report 2018         13

JANUARY - DECEMBER Consolidated financial report

∎ GRUPO SANTANDER. BALANCE SHEET
EUR million
Assets	Dec-18	Dec-17	Absolute change	%	Dec-16
Cash, cash balances at central banks and other demand deposits	113,663	110,995	2,668	2.4	76,454
Financial assets held for trading	92,879	125,458	(32,579)	(26.0)	148,187
Debt securities	27,800	36,351	(8,551)	(23.5)	48,922
Equity instruments	8,938	21,353	(12,415)	(58.1)	14,497
Loans and advances to customers	202	8,815	(8,613)	(97.7)	9,504
Loans and advances to central banks and credit institutions	—	1,696	(1,696)	(100.0)	3,221
Derivatives	55,939	57,243	(1,304)	(2.3)	72,043
Financial assets designated at fair value through profit or loss	68,190	34,781	33,409	96.1	31,609
Loans and advances to customers	23,796	20,475	3,321	16.2	17,596
Loans and advances to central banks and credit institutions	32,325	9,889	22,436	226.9	10,069
Other (debt securities an equity instruments)	12,069	4,417	7,652	173.2	3,944
Financial assets at fair value through other comprehensive income	121,091	133,271	(12,180)	(9.1)	116,774
Debt securities	116,819	128,481	(11,662)	(9.1)	111,287
Equity instruments	2,671	4,790	(2,119)	(44.2)	5,487
Loans and advances to customers	1,601	—	1,601	—	—
Loans and advances to central banks and credit institutions	—	—	—	—	—
Financial assets measured at amortised cost	946,099	916,504	29,595	3.2	854,472
Debt securities	37,696	31,034	6,662	21.5	27,705
Loans and advances to customers	857,322	819,625	37,697	4.6	763,370
Loans and advances to central banks and credit institutions	51,081	65,845	(14,764)	(22.4)	63,397
Investments in subsidiaries, joint ventures and associates	7,588	6,184	1,404	22.7	4,836
Tangible assets	26,157	22,975	3,182	13.9	23,286
Intangible assets	28,560	28,683	(123)	(0.4)	29,421
Goodwill	25,466	25,769	(303)	(1.2)	26,724
Other intangible assets	3,094	2,914	180	6.2	2,697
Other assets	55,044	65,454	(10,410)	(15.9)	54,086
Total assets	1,459,271	1,444,305	14,966	1.0	1,339,125

Liabilities and shareholders’ equity
Financial liabilities held for trading	70,343	107,624	(37,281)	(34.6)	108,765
Customer deposits	—	28,179	(28,179)	(100.0)	9,996
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	—	574	(574)	(100.0)	1,395
Derivatives	55,341	57,892	(2,551)	(4.4)	74,369
Other	15,002	20,979	(5,977)	(28.5)	23,005
Financial liabilities designated at fair value through profit or loss	68,058	59,617	8,441	14.2	40,263
Customer deposits	39,597	28,945	10,652	36.8	23,345
Debt securities issued	2,305	3,056	(751)	(24.6)	2,791
Deposits by central banks and credit institutions	25,707	27,027	(1,320)	(4.9)	14,127
Other	449	589	(140)	(23.7)	—
Financial liabilities measured at amortized cost	1,171,630	1,126,069	45,561	4.0	1,044,240
Customer deposits	740,899	720,606	20,293	2.8	657,770
Debt securities issued	244,314	214,910	29,404	13.7	226,078
Deposits by central banks and credit institutions	162,202	162,714	(512)	(0.3)	133,876
Other	24,215	27,839	(3,624)	(13.0)	26,516
Liabilities under insurance contracts	765	1,117	(352)	(31.5)	652
Provisions	13,225	14,490	(1,265)	(8.7)	14,459
Other liabilities	27,889	28,556	(667)	(2.3)	28,047
Total liabilities	1,351,910	1,337,472	14,438	1.1	1,236,426
Shareholders’ equity	118,613	116,265	2,348	2.0	105,977
Capital stock	8,118	8,068	50	0.6	7,291
Reserves	104,922	103,608	1,314	1.3	94,149
Attributable profit to the Group	7,810	6,619	1,191	18.0	6,204
Less: dividends	(2,237)	(2,029)	(208)	10.2	(1,667)
Other comprehensive income	(22,141)	(21,777)	(364)	1.7	(15,039)
Minority interests	10,889	12,344	(1,455)	(11.8)	11,761
Total equity	107,361	106,832	529	0.5	102,699
Total liabilities and equity	1,459,271	1,444,305	14,966	1.0	1,339,125

NOTE: Due to the application of IFRS 9 from 1 January 2018 and the decision to not restate the accounts, as permitted in the regulation, the balance sheet from December 2018 is not comparable with previous reporting periods. As such, for comparative purposes, and given the portfolio reclassification and the corresponding nomenclature changes were not significant, the 2017 accounts have been reorganised in accordance with the new aims and valuation methods. The initial impact as of 1 January 2018 was a 1.8% increase in fair value portfolios and a 0.8% decrease in portfolios valued at amortised cost, including a EUR 2 billion increase in impairment losses. The resulting decrease in equity was just under EUR 1.5 billion.

14         Financial Report 2018

JANUARY - DECEMBER Consolidated financial report

GRUPO SANTANDER BALANCE SHEET
Lending increased 4% in 2018 (excluding exchange rate impact) in eight of the ten core units, particularly in developing countries (+14%)

Customer funds rose 4% (excluding exchange rate impact), with growth in eight of the ten core units (basically flat in the other two). Demand and time deposits, in particular, grew. Mutual funds remained virtually unchanged because of the market environment

The evolution of exchange rates in the fourth quarter had no impact. In year-on-year terms, there was a negative impact of 2 pp on loans and funds. Slight positive impact from the consolidation of Deutsche Bank Polska’s retail and SME business balances

Gross customer loans and advances (excluding reverse repos)

Gross customer loans and advances excluding reverse repos remained evenly balanced: individuals (45%), consumer credit (17%), SME and companies (27%) and SCIB (11%).

•	Quarter-on-quarter, and excluding the exchange rate impact, loans increased 1%, with the following performance by country:

-

Increase of 5% in balances of developing countries, with growth of 4% in Brazil, 1% in Mexico and Chile and 20% in Poland, and a fall of 13% in Argentina, partly due to the impact of the peso’s appreciation on dollar balances.

-	Balances in mature countries increased 1%, very conditioned by Spain (-2%), due to wholesale balances and institutions.

•	Compared to December 2017, there was a 4% increase (eliminating the exchange rate impact), with the following performance by country:

-

There were rises in eight of the ten core countries. Of note were all the developing markets which grew 14%: Argentina (+40%), due to balances in pesos as well as the impact of the peso’s depreciation on dollar balances, Poland (+30%), partially due to perimeter effect, Brazil (+13%), and Mexico and Chile (both +10%).

-	More moderate growth in the US and the UK (+6% and +1%, respectively).

-

Portugal and Spain’s banking sector continued to deleverage with a credit decreased around 3%. In this context, we recorded declines. In Portugal, down 2%, because of the sale of non-productive portfolios and Spain by 4% because it was affected by the already commented evolution in the quarter.

Financial Report 2018         15

JANUARY - DECEMBER Consolidated financial report

Customer funds

Customer funds are well diversified by products: 61% are demand deposits, 22% time deposits and 17% mutual funds.

•	In the fourth quarter, total deposits excluding repos and mutual funds increased slightly (+1%) excluding exchange rate impacts. By countries:

–	In developing markets, there was a 19% rise in Poland, in part due to the consolidation of Deutsche Bank Polska, and 6% in Chile. Brazil and Mexico declined 1% .

–

In mature markets, they grew 2% in the US and the UK. Portugal was virtually unchanged, and there was a fall of 1% in Spain, where the strategy of combining a reduction in the expensive balances (the cost of deposits was 1 bps lower in the fourth quarter and 21 bps since the end of 2017) with a rise in demand deposits continued.

•	Compared to December 2017, year-on-year growth was 4% excluding the exchange rate impact.

–

Demand deposits were up 6% with growth in almost all countries. Time deposits rose 2% due to Latin American countries, particularly Brazil, which increased 29% as part of the strategy of replacing letras financeiras with customer deposits in order to optimise the cost of funds. These rises offset the falls in the UK and, above all, in Spain. On the other hand, mutual funds were virtually stable (-0.4%) impacted by the falls in the markets.

–	By units, total funds rose in eight of the ten core units. The largest increases were in Argentina (+51%), Poland (+32%), Brazil (+15%), Portugal and Chile (both +8%).

–	More moderate growth of around 3%-4% in Santander Consumer Finance, Mexico and the US.

–

Balances in Spain and the UK hardly changed, because of the sharp fall in time deposits (and savings in the UK’s case), which cancelled out the 8% growth in demand deposits in Spain and the 2% rise in demand deposits in the UK.

As well as capturing customer deposits, Grupo Santander, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.

•	In 2018, the Group issued:

–	Medium- and long-term senior debt amounting to EUR 17,585 million and covered bonds placed in the market of EUR 6,376 million.

–

Issuances to meet the TLAC (Total Loss-Absorbing Capacity) requirement amounting to EUR 13,544 million, in order to strengthen the Group’s situation, consisting of senior non-preferred: EUR 10,284 million; subordinated debt: EUR 1,760 million and preferred: EUR 1,500 million.

–	Maturities of medium- and long-term debt of EUR 21,711 million.

–	Additionally, there were EUR 20,554 million of securitisations placed in the market, and extended the maturity of others for EUR 2,069 million. Total securitisations amounted EUR 22,623 million.

•	The net loan-to-deposit ratio was 113% (109% in December 2017). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 114%, underscoring the comfortable funding structure.

16         Financial Report 2018

JANUARY - DECEMBER Consolidated financial report

SOLVENCY RATIOS
The fully loaded CET1 ratio reached 11.30%, up 19 bps in the quarter and 46 bps in the year
Tangible equity per share was EUR 4.19, an increase of 1% in the quarter after the payment of dividends
The fully loaded leverage ratio was 5.1% (5.0% in December 2017)

At the end of 2018, the total phased-in capital ratio stood at 14.99% and the phased-in CET1 ratio at 11.47%, comfortably meeting the minimum levels required by the European Central Bank on a consolidated basis (12.315% for the total capital ratio and 8.815% for the CET1 ratio).

On 1 January 2018 the IFRS 9 came into force, which implied several accounting changes affecting the capital ratios. Santander chose to apply the phased-in under a dynamic approach, which means a five-year transition period. Applying this criteria, the fully loaded CET1 was 11.30% at the end of 2018.

The fourth quarter generated 19 bps (11 bps organically) and the favourable impact of WiZink (8 bps).

After this increase, the fully loaded CET1 rose 46 bps in 2018, with a notable 64 bps generated organically, which was partially offset by the net negative impact among corporate operations (+21 bps mainly Blackstone and WiZink), regulatory effects/one-offs (-25 bps mainly SC USA minority interests and restructuring costs) and markets and others (-14 bps, AFS, intangible assets).

Had the IFRS 9 transitional arrangement not been applied, the total impact on the fully loaded CET1 at end December would have been -27 bps.

In accordance with the TLAC issuance plan, there were three issuances in 2018, with impact on the capital ratios. In February we issued EUR 1.25 billion of subordinated (Tier 2) debt maturing in 2028. In March we completed a EUR 1.5 billion issuance of contingent convertible capital securities (CoCos), which contribute towards additional tier 1 (AT1) capital levels, and in April 10-year PLN 1 billion of subordinated debt (Tier 2) was issued in Poland.

Lastly, as a result of the implementation of the IFRS 16, which came into force in January 2019, the Group estimated an impact on the CET1 ratio of around -20 bps.

∎ ELIGIBLE CAPITAL. DECEMBER 2018 EUR million
	Phased-in	Fully loaded
CET1	67,962	66,904
Basic capital	77,705	75,826
Eligible capital	88,788	87,569
Risk-weighted assets	592,319	592,319

CET1 capital ratio	11.47	11.30
T1 capital ratio	13.12	12.80
Total capital ratio	14.99	14.78

NOTE: All 2018 data calculated using the IFRS 9 transitional arrangements, unless otherwise indicated.

Financial Report 2018         17

JANUARY - DECEMBER Consolidated financial report

STRESS TEST

In November, the European Banking Authority (EBA) published the results of the stress test for the European Union’s 48 main banks.

This stress exercise presented two macroeconomic scenarios (baseline and adverse), taking as a starting point the banks’ balance sheet at the end of 2017 and a three-year time frame ending in 2020. This time, there was no minimum capital threshold to meet.

The adverse scenario, very unlikely to occur, sets out a sharp macroeconomic and financial markets downturn, both in Europe and in other countries where Banco Santander operates. For example, the fall in the euro zone’s GDP was put at 2.7%, the unemployment rate rose to 9.7% in 2020 and house prices plummeted by 19.1%.

Since 2008, Grupo Santander has been submitted to seven stress tests in all of which it has demonstrated its strength and solvency in the face of the most extreme and severe macroeconomic scenarios. In all of them, thanks to its business model and geographic diversification, it showed itself capable of generating profits for its shareholders and meeting the most demanding regulatory requirements.

In the latest stress test:

•	Under the adverse scenario, Santander was the bank with the least capital destroyed (-141 bps) among its peers and also less so than in the test in 2016.

•	In the baseline scenario, the Group was the bank that generated the most capital among its peers.

•	Lastly, in both scenarios, Santander generated the largest net profit among its peers.

Peers: BBVA, Intesa San Paolo, Nordea, BNP, Unicredit, Commerzbank, Société Générale, ING, C.Agricole, HSBC, Deutsche Bank, RBS, Barclays and Lloyds.

18         Financial Report 2018

JANUARY - DECEMBER Consolidated financial report

RISK MANAGEMENT

The Group’s NPL ratio continued to show a positive trend (14 bps lower in the fourth quarter) and ended the year at 3.73%
The cost of credit also improved, falling 7 bps in the year to 1.00%
In 2018 loan-loss provisions amounted to EUR 8,873 million and coverage was 67%

Credit risk management

•	Non-performing loans fell 2% in the fourth quarter to EUR 35,692 million (-5% for the whole year).

•	Cost of credit improved to 1.00%. The NPL ratio was 3.73%, after a 35 bps reduction throughout the year.

•

Loan-loss provisions amounted to EUR 24,061 million and coverage was 67% at the end of 2018, bearing in mind that a significant part of the UK and Spain’s loan portfolios are secured by real estate collateral and therefore require fewer provisions.

•	The Group’s coverage in terms of each IFRS 9 stage is as follows: Stage 1: 0.5%, Stage 2: 9.2% and Stage 3: 42.4%.

∎ CREDIT RISK MANAGEMENT
EUR million

	Dec-18	Dec-17	Chg. %	Dec-16
Non-performing loans	35,692	37,596	(5.1)	33,643
NPL ratio (%)	3.73	4.08		3.93
Loan-loss allowances	24,061	24,529	(1.9)	24,835
For impaired assets	15,148	16,459	(8.0)	15,466
For other assets	8,913	8,070	10.4	9,369
Coverage ratio (%)	67.4	65.2		73.8
Cost of credit (%)	1.00	1.07		1.18

∎ COVERAGE RATIO BY STAGE
EUR billion
	Exposure*	Coverage
	Dec-18	Dec-18	Jan-18
Stage 1	845	0.5%	0.6%
Stage 2	53	9.2%	8.6%
Stage 3	36	42.4%	44.2%

(*)	Exposure subject to impairment expressed in EUR bn. Additionally, there are EUR 24 bn in customer loans not subject to impairment recorded at mark to market with changes through P&L

NON-PERFORMING LOANS BY QUARTER
EUR million
	Q1’17	Q2’17	Q3’17	Q4’17	Q1’18	Q2’18	Q3’18	Q4’18
Balance at beginning of period	33,643	32,158	50,714	39,442	37,596	37,407	36,654	36,332
Net additions	1,583	2,255	2,499	1,933	2,340	2,906	2,528	3,136
Increase in scope of consolidation	18	20,969	(10,954)	—	—	—	—	177
Exchange rate differences and other	536	(854)	(150)	(358)	361	(409)	(140)	(130)
Write-offs	(3,623)	(3,813)	(2,667)	(3,420)	(2,890)	(3,250)	(2,710)	(3,823)
Balance at period-end	32,158	50,714	39,442	37,596	37,407	36,654	36,332	35,692

Financial Report 2018         19

JANUARY - DECEMBER Consolidated financial report

The following table sets out the NPL and coverage ratios of the main countries where the Group operates:

∎ CREDIT RISK MANAGEMENT. DECEMBER 2018
%

	NPL	Change (bps)		Coverage
	ratio	QoQ	YoY	ratio
Spain	6.19	(4)	(13)	45.0
Spain’s real estate activity	97.05	147	652	33.7
Santander Consumer Finance	2.29	(16)	(21)	106.4
Poland	4.28	5	(29)	67.1
Portugal	5.94	(149)	(157)	50.5
United Kingdom	1.05	(5)	(28)	33.0
Brazil	5.25	(1)	(4)	106.9
Mexico	2.43	2	(26)	119.7
Chile	4.66	(12)	(30)	60.6
Argentina	3.17	70	67	135.0
USA	2.92	(8)	13	142.8

Spain’s NPL ratio fell slightly in the fourth quarter, mainly due to the better performance of retail portfolios and the improvements in the financial situation of companies.

Santander Consumer Finance’s NPL ratio decreased thanks to the good performance of new loans.

Poland’s NPL ratio remained virtually unchanged in the fourth quarter, once the integration of DB Polska’s retail and SME business portfolio was completed.

Portugal’s NPL ratio continued to decline following the integration of Popular’s portfolios into Santander Totta’s usual management and also driven by the sales of distressed portfolios.

The favourable evolution in the UK observed in previous quarters continued.

Brazil’s NPL ratio remained unchanged, thanks to preventive management of the non-performing loan portfolio entries and growth in lending, focused on individuals and consumer finance as well as on singular transactions with companies and SCIB.

Mexico’s NPL ratio was stable in the quarter and was 26 bps lower year-on-year due to the good performance of the portfolio of individuals (mainly cards and consumer loans).

Chile’s NPL ratio decreased again in the quarter driven by the good performance of the main portfolios.

Argentina’s NPL ratio rose due to the deterioration observed in the individuals portfolio, and to a lesser extent companies portfolio, both of which were affected by the macroeconomic environment. Lending slowed because of lower demand following a hike in interest rates.

In the US, the increase in investment and credit quality of new lending contributed to the NPL ratio improvement in the quarter.

Foreign exchange rate structural risk

Santander covers approximately 100% of its core capital ratio in order to hedge from exchange rate movements.

20         Financial Report 2018

JANUARY - DECEMBER Consolidated financial report

Market risk

•

The global corporate banking trading activity’s risk, measured in daily VaR terms at a 99% confidence level, fluctuated between EUR 14.6 million and EUR 6.5 million. These figures are low compared to the size of the Group’s balance sheet and activity. The average VaR was slightly higher in the second part of the quarter due to market volatility, temporarily increasing the exposure to interest rate and FX risks, although they always remained within the established limits.

•	In addition, there are other positions classified for accounting purposes as trading. The total VaR of trading of this accounting perimeter at the end of 2018 was EUR 11.8 million.

•

The fourth quarter was marked by increased market volatility. A positive impact was generated in the structural debt portfolio, mainly in Brazil, as a result of the strong positive market reaction to the general election results.

∎ TRADING PORTFOLIOS*. VaR by geographic region
EUR million

	2018		2017
Fourth quarter	Average	Latest	Average

Total	10.1	11.3	16.9
Europe	5.6	6.3	6.5
USA and Asia	1.5	1.8	2.0
Latin America	10.1	12.0	16.6
Global activities	0.9	0.5	0.4

(*) Santander Corporate & Investment Banking performance in financial markets.

Real estate exposure (1)

•	The Spain Real Estate Activity unit’s gross exposure stood at EUR 9.3 billion and provisions of EUR 4.6 billion represented coverage of 50%.

•	The net value is 4.7 billion, equivalent to 1% of the balance of businesses in Spain.

•	This unit recorded losses of EUR 242 million in 2018, down from EUR 308 million in 2017 because of lower provisioning needs.

•

Management continued to be aimed at reducing these assets, particularly loans and foreclosed assets. In 2018, the Group reached agreement with a subsidiary of Cerberus Capital Management to sell 35,700 properties for approximately EUR 1,535 million, with no material impact on profit and capital expected. This transaction is expected to be finalised by the first quarter of 2019.

∎ TRADING PORTFOLIOS*. VaR by market factor
EUR million

Fourth quarter	Min.	Avg.	Max.	Last
VaR total	6.5	10.1	14.6	11.3
Diversification effect	(5.5)	(9.6)	(13.0)	(11.5)
Interest rate VaR	7.1	8.9	11.9	9.7
Equity VaR	1.7	3.8	6.3	2.8
FX VaR	2.6	4.0	6.2	6.2
Credit spreads VaR	2.3	3.1	4.2	4.1
Commodities VaR	—	0.0	0.4	0.0

(*) Santander Corporate & Investment Banking performance in financial markets.

NOTE: In Latin America, United States and Asia portfolios, VaR corresponding to the credit spreads factor that is not related to sovereign risk is not relevant and is included in the interest rate factor.

∎ REAL ESTATE EXPOSURE NET VALUE (1) EUR billion
Dec-2018
Real estate assets	3.8
- Foreclosed	2.6
- Rentals	1.2
Non-performing real estate loans	0.9
Assets + non-performing real estate	4.7

(1) Spain Real Estate Activity

Financial Report 2018         21

JANUARY - DECEMBER Business information

DESCRIPTION OF BUSINESS

In 2018 Grupo Santander maintained the same general criteria applied in 2017, as well as the business segments, with the following exceptions:

•

Banco Popular’s financial results and balance sheet have been allocated to the corresponding geographic areas. In 2017, starting from the integration date, Banco Popular was reported separately. The main affected areas are: Spain, Portugal and Spain Real Estate Activity.

•

The Wealth Management unit, created at the end of 2017, is reported independently as a global business. This unit was previously included in Retail Banking. This change has no impact on the geographic segments.

•	Annual adjustment of the Global Customer Relationship Model’s perimeter, between Retail Banking and Corporate and Investment Banking, with no impact on the geographic businesses.

These changes have no impact on the Group’s figures. However, for comparative purposes, the figures of previous periods have been restated including changes in the affected geographic and global businesses.

Moreover, the balance sheets have been adjusted to the new IFRS 9 regulation. Since retroactive application of this rule is not mandatory, certain lines of the 2018 balance sheet are not comparable with previously reported periods. For comparative purposes, and given the scant significance of portfolio reclassifications and their nomenclature changes, the 2017 accounts have been reorganised in accordance with their purpose and valuation method.

The financial statements of each business unit have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units integrated in each segment, as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Geographic businesses. The operating units are segmented by geographical areas. This coincides with the Group’s first level of management and reflects Santander’s positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•

Continental Europe. This covers all businesses in the area. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•	United Kingdom. This includes the businesses developed by the Group’s various units and branches in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its banks and subsidiaries in the region. The financial statements of Brazil, Mexico, Chile and Argentina are set out.

•

United States. Includes the holding Santander Holdings USA (SHUSA) and its subsidiaries Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International, Santander Investment Securities and the New York branch.

Global businesses. The activity of the operating units is distributed by the type of business: Retail Banking, Santander Corporate and Investment Banking, Wealth Management and Spain Real Estate Activity.

•

Retail Banking. This covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through the SCIB, and asset management and private banking, which are managed by Wealth Management. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•

Santander Corporate and Investment Banking (SCIB). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Wealth Management. Includes the asset management business (Santander Asset Management), the new corporate unit of Private Banking and International Private Banking in Miami and Switzerland.

In addition to these operating units, which report by geographic area and by businesses, the Group continues to maintain the area of Corporate Centre. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s Assets and Liabilities Committee, as well as management of liquidity and of shareholders’ equity via issuances.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s various units have been drawn up in accordance with these criteria, and so do not coincide individually with those published by each unit.

22         Financial Report 2018

JANUARY - DECEMBER Business information

∎ NET OPERATING INCOME		QoQ			YoY
EUR million	Q4’18	%	% excl. FX	2018	%	% excl. FX
Continental Europe	1,940	(4.5)	(4.5)	7,604	12.6	12.9
o/w: Spain	770	(23.9)	(23.9)	3,414	21.1	21.1
Santander Consumer Finance	693	1.7	1.7	2,625	4.8	5.3
Poland	225	6.7	6.6	851	4.5	4.7
Portugal	172	3.9	3.9	702	11.3	11.3
United Kingdom	593	(6.9)	(7.4)	2,426	(15.0)	(14.2)
Latin America	3,324	7.8	(3.0)	13,204	(4.3)	12.7
o/w: Brazil	2,205	2.6	(2.7)	8,863	(3.6)	15.2
Mexico	521	(4.8)	(2.6)	2,064	(0.7)	5.8
Chile	364	(2.8)	(2.2)	1,491	(0.5)	3.0
Argentina	149	—	(19.9)	460	(40.8)	15.8
USA	1,172	18.7	17.1	3,934	4.6	9.5
Operating areas	7,029	4.3	(1.1)	27,168	(0.0)	9.2
Corporate Centre	(423)	11.3	11.3	(1,523)	(10.2)	(10.2)
Total Group	6,606	3.9	(1.8)	25,645	0.7	10.6

∎ ATTRIBUTABLE PROFIT TO THE GROUP		QoQ			YoY
EUR million	Q4’18	%	% excl. FX	2018	%	% excl. FX
Continental Europe*	946	(4.4)	(4.4)	3,642	13.7	14.1
o/w: Spain*	432	(18.0)	(18.0)	1,738	20.8	20.8
Santander Consumer Finance*	296	(10.8)	(10.7)	1,296	3.4	4.1
Poland*	62	(23.4)	(23.2)	298	(0.7)	(0.6)
Portugal*	136	18.9	18.9	480	10.3	10.3
United Kingdom	286	(25.7)	(26.1)	1,362	(9.1)	(8.2)
Latin America	1,068	12.8	2.4	4,228	(1.6)	16.5
o/w: Brazil	663	7.1	1.4	2,605	2.4	22.3
Mexico	206	5.5	8.0	760	7.0	14.0
Chile	153	0.6	1.2	614	4.9	8.5
Argentina	17	—	—	84	(76.7)	(54.5)
USA*	92	(26.4)	(28.9)	552	35.4	41.7
Operating areas*	2,391	(2.2)	(6.1)	9,785	4.0	12.5
Corporate Centre*	(369)	(18.9)	(18.9)	(1,721)	(8.9)	(8.9)
Total Group*	2,022	1.6	(3.3)	8,064	7.3	18.5
Net capital gains and provisions	46	—	—	(254)	(71.7)	(71.6)
Total Group	2,068	3.9	(1.1)	7,810	18.0	32.1
(*) In the units, underlying attributable profit (excluding net capital gains and provisions)

∎ GROSS LOANS AND ADVANCES TO CUSTOMERS EX. REV. REPOS		QoQ			YoY
EUR million	Q4’18	%	% excl. FX	2018	%	% excl. FX
Continental Europe	390,794	1.5	1.7	390,794	1.7	1.9
o/w: Spain	209,630	(2.2)	(2.2)	209,630	(4.1)	(4.1)
Santander Consumer Finance	97,707	3.4	4.1	97,707	5.7	6.0
Poland	29,033	19.2	19.9	29,033	26.4	30.1
Portugal	36,568	(1.4)	(1.4)	36,568	(2.5)	(2.5)
United Kingdom	235,753	(0.6)	0.2	235,753	(0.0)	0.8
Latin America	157,022	3.3	2.4	157,022	2.4	11.9
o/w: Brazil	75,282	8.8	3.9	75,282	1.3	13.3
Mexico	31,192	(2.1)	1.1	31,192	15.7	10.0
Chile	39,019	(2.8)	1.0	39,019	2.0	10.0
Argentina	5,574	(3.9)	(13.0)	5,574	(26.7)	39.5
USA	83,696	3.7	2.6	83,696	11.0	6.0
Operating areas	867,264	1.4	1.5	867,264	2.2	3.7
Total Group	873,916	1.4	1.4	873,916	2.3	3.8

∎ CUSTOMER FUNDS (CUSTOMER DEP. EX. REPOS + MUTUAL FUNDS)		QoQ			YoY
EUR million	Q4’18	%	% excl. FX	2018	%	% excl. FX
Continental Europe	436,913	0.6	0.7	436,913	2.7	2.9
o/w: Spain	315,351	(1.1)	(1.1)	315,351	(0.5)	(0.5)
Santander Consumer Finance	36,531	(0.3)	0.5	36,531	3.2	3.5
Poland	35,554	18.5	19.1	35,554	27.9	31.7
Portugal	39,143	(0.1)	(0.1)	39,143	8.4	8.4
United Kingdom	206,630	0.7	1.5	206,630	(1.7)	(0.9)
Latin America	197,598	1.8	(0.0)	197,598	1.3	11.8
o/w: Brazil	110,243	3.4	(1.3)	110,243	3.1	15.3
Mexico	38,630	(4.4)	(1.3)	38,630	8.7	3.3
Chile	33,279	2.5	6.4	33,279	0.5	8.4
Argentina	10,191	9.9	(0.5)	10,191	(20.7)	51.0
USA	64,239	3.6	2.5	64,239	8.3	3.4
Operating areas	905,380	1.1	0.9	905,380	1.7	3.8
Total Group	905,624	1.1	0.9	905,624	1.7	3.8

Financial Report 2018         23

JANUARY - DECEMBER Business information

SPAIN	EUR 1,458 Mn
Highlights	Attributable profit

Banco Popular’s integration is progressing as scheduled: the legal integration was completed, central services and regional teams unified and a single technological platform put in place where we started the migration of customers

Progress was made on digital transformation and the customer relationship model (4.8 million digital customers, launch of the first Work Café in Spain and reinforcement of Santander Personal)
Strong growth in SME and companies: New lending increased 17% in 2018 and the stock by EUR 1,800 million
Underlying attributable profit rose 21% in 2018, with better efficiency, a cost of credit at around 30 bps and a favourable perimeter impact

Commercial activity

•	Loyal customers rose 40%, with double-digit rise in the main transactional drivers: new insurance premiums increased 30%, turnover of cards 14% and point-of-sale terminals 11%.

•

Commercial dynamism in the high value-added segments: new lending to SME increased 17% and 30% in Private Banking. In SCIB, we were first in loans to large companies, with more than 80 syndicated loans signed in the year.

•

The digital transformation enabled us to position ourselves as leaders in mobile phone and website functionalities for banking with individuals (Aqmetrix benchmark) as well as enabling us to strengthen our competitive advantage in SME with new digital functionalities: fully digital on-boarding, online remittances in just one click, pre-granted loans in three clicks, etc.

•

Launch of Smartbank, new relationship model with the more than 600,000 millennial customers, offering them a tailored financial proposal (guarantees and loans to facilitate getting on the property ladder) and non-financial proposals (CV advisory services through Santander Universidades).

Business performance

•

The core retail banking investment increased driven by SME and companies (EUR 1.8 billion) and private banking (EUR 400 million). However, total lending decreased 4% compared to 2017 due to SCIB and institutions.

•

Customer deposits were slightly up compared to 2017. Demand deposits rose 8%, driven by the 1|2|3 account (up EUR 5.3 billion in the year), offseting the fall in time deposits following the strategy of reducing the cost of funding.

Results

Underlying attributable profit in 2018 was 21% higher at EUR 1,738 million, as follows:

•

Gross income was up 15%, notably net interest income (+15%) driven by the sustained improvement in the customer spreads, due to the reduction in the cost of deposits (-21 bps in the year). Fee income grew 13%, favoured by the increase in transactions. Gains on financial transactions increased 28%, mainly thanks to management of the ALCO portfolios.

•	Operating expenses rose 11%. In the quarter, the first synergies from the optimisation measures being implemented in the integration process began to be registered.

•	Loan-loss provisions increased 21%, mainly due to the perimeter. The cost of credit was only 33 bps at the end of 2018.

The fourth quarter’s results were affected by the EUR 226 million contribution to the Deposit Guarantee Fund (before tax).

24         Financial Report 2018

JANUARY - DECEMBER Business information

SANTANDER CONSUMER FINANCE	EUR 1,296 Mn
Highlights (changes in constant euros)	Attributable profit

Santander is the European leader in consumer finance
The main focal points were: to remain leader in the auto finance, supporting producers and dealers in their digital transformation process, and to increase consumer finance

Underlying attributable profit rose 4% in 2018 in constant euros. High profitability (RoTE of 16%; RoRWA at 2.3%), cost of credit at historic lows and high geographic diversification with critical mass in markets

Commercial activity

•

SCF continued to gain market share, backed by a solid business model, as well as the signing and development of new agreements. SCF focused on supporting both retail distributors as well as producers in their commercial transformation process, and hence, in increasing the value proposal for the final customer.

•

In consumer business, we launched two core projects: the e-commerce platform, which helps our partners to create, manage and grow their business; and digital interaction, which optimises the relationship between agents and customers.

•	The plan to integrate the retail networks of SC Germany progressed as scheduled.

•	SCF was recognised with the Top Employer Europe 2018 stamp in Austria, Belgium, Germany, Italy, the Netherlands and Poland.

Business performance

•	New lending increased 7% in 2018. Growth in almost all countries, supporting producers and retail chains in their commercial policy. Of note were France, Poland, the Nordic countries and Italy.

•

SCF is benefiting from having banking licenses in most of the countries in which it operates, enabling it to take deposits in many of them. It also has a high diversification of funding sources, with a good structure that enables it to access markets through securitisations and other issues.

Results

Underlying attributable profit of EUR 1,296 million in 2018, 4% higher, with the following detail:

•	Gross income grew 3%, due to net interest income (+5%) thanks to higher volumes and lower funding costs. Fee income dropped 9%, mainly due to the adaptation of insurance business.

•	Operating expenses grew 1% and the efficiency ratio ended the year at 43.1%.

•	Loan-loss provisions increased 36%, due to the positive impact in 2017 of the sale of portfolios and other releases. The cost of credit remained low at 0.38%.

•	Other results and provisions amounted to EUR -74 million, 38% lower than in 2017 (in that year SCF recorded provisions for possible litigation and customers’ complaints).

•	The largest profits were generated in Germany (EUR 349 million), Spain (EUR 246 million) and the Nordic countries (EUR 331 million).

The fourth quarter profit was impacted by positive non-recurring results, such as the sale of written-off portfolios in Germany and in Nordic countries, and negative ones as the anticipated deterioration of intangible assets and transformation projects.

Financial Report 2018         25

JANUARY - DECEMBER Business information

POLAND	EUR 343 Mn
Highlights (changes in constant euros)	Attributable profit

The Group strengthened its position in Poland with the integration of the retail and SME businesses acquired from Deutsche Bank Polska (DBP). BZ WBK was renamed Santander Bank Polska S.A.
Strong growth in volumes reflected in market share gains in a very competitive environment
Third bank in Poland in customer satisfaction and also leading positions in employee satisfaction

Underlying attributable profit fell slightly (-1%) due to the sale of portfolios in 2017, the cost of rebranding in 2018 and the charges associated with the integration in November of Deutsche Bank Polska. Including badwill (EUR 45 million), attributable profit rose 14%

Commercial activity

•	The Bank continued its strategy to become the Bank of First Choice, responding to and predicting customer expectations.

•	The digital transformation continued with the launch of mSignature, a mobile authorisation app and digitalisation of post-sale services related to credit cards and loans.

•	The As I Want It Account was successfully launched (more than one million openings in the year). It was recognised as the best account for young people in the financial portal money.pl.

•	We made significant headway in the implementation of the agile methodology in the Retail Banking division.

•

All these actions enabled us to be accorded important recognitions in Poland, notably Bank of the Year in Poland by The Banker and second place in the Banking Stars ranking (third in 2017). We continued to increase the number of our loyal and digital customers.

Business performance

•	Volumes were positively impacted by the acquisition of DPB. Loans increased 30% in 2018 backed by all target segments: SME (+59%), individuals (+37%), companies (+14%) and SCIB (+10%).

•	Deposits rose 36%, with double-digit growth in those from SME and companies as well as individuals. Total customer funds increased 32%.

Results

The fourth quarter was affected by the integration of DBP. Attributable profit for the year was EUR 343 million, 14% higher than in 2017, with the following detail:

•	Gross income rose 5% driven by net interest income (+7%) and fee income (+2%), while the gain on financial transactions fell 15%.

•	Operating expenses grew 5% due to transformation project costs and pressure on salaries.

•	Higher loan-loss provisions, partly because of the sale of a non-performing loan portfolio in the first half of 2017.

•	The NPL ratio dropped to 4.28% from 4.57% in 2017 and the cost of credit was 0.65% (0.62% at the end of 2017).

26         Financial Report 2018

JANUARY - DECEMBER Business information

PORTUGAL	EUR 500 Mn Attributable profit
Highlights

The operational and technological integration of Banco Popular Portugal completed in October 2018 strengthened Santander Totta’s position as the country’s largest privately owned bank by assets and loans in domestic activity

The digital and commercial transformation continued, boosting sales via digital channels and spurring growth in loyal and digital customers
Underlying attributable profit increased 10% due to the improvement in efficiency and lower provisions. The NPL ratio improved significantly and the cost of credit was only 9 bps

Commercial activity

The strategy of adjusting the range of products and services to customers’ needs was maintained in 2018, with the focus on boosting loyalty:

•

We launched new digital platforms such as the Santander Empresas app, push mobile notifications, real-time alerts for cards and accounts, card blocking services and credit card payments in instalments (PagaSimples).

•	In personal credit, CreditSimples already accounts for around 28% of new loans.

•	In funds, deposits grew faster than the market average, with the consequent gain in market share. The Bank launched the Conta SIM, a simple and more digital account.

As a result, loyal customers increased 9% and digital ones 32%. Additionally, Santander continued to be recognised by Global Finance as the Best Bank in Portugal in 2018 and by World Finance as the Best Retail Bank in Portugal. It was also recently recognised as the Best Private Bank 2019 by Global Finance.

Credit rating agencies also improved their ratings during 2018.

Business performance

•

Growth in loans remained strong. Our market share of new loans to companies increased to 20% (+2.7 pp over 2017). In financing lines to SME, the Bank remains the market leader with a market share of 23%. The market share of mortgage lending reached 22% (+0.9 pp).

•	The stock of lending, however, fell 2%, hit by the sale of unprofitable portfolios.

•	Deposits rose 10% in 2018, favoured by the campaign to capture funds (demand deposits: +15% and time: +5%).

Results

Attributable profit increased 15% in 2018. Excluding the non-recurring impacts associated with the second quarter’s inorganic operations, underlying profit was 10% higher, due to:

•	Gross income increased 8% largely driven by net interest income (+9%).

•	Costs rose to a lesser extent, enabling net operating income to increase 11% and the efficiency ratio to improve to 47.8% (-1.6 pp year-on-year).

•	Provisions increased, but the cost of credit was only 0.09%. The NPL ratio was 5.94% (7.51% at the end of 2017) and coverage 50%.

Year-on-year growth rates were impacted by the incorporation of Popular.

Financial Report 2018         27

JANUARY - DECEMBER Business information

UNITED KINGDOM	EUR 1,362 Mn
Highlights (changes in constant euros)	Attributable profit
In an uncertain environment, we continued to prioritise growth in lower risk areas whilst actively managing costs in order to improve operational efficiency and the customer experience
Good business evolution: growth in retail current account balances and mortgages in a highly competitive market, while further reducing commercial real estate exposure

Our results reflect competitive income pressures and higher regulatory, risk and control costs, as well as strategic investment in business transformation and digital enhancement. Cost of credit at just 7 basis points

Commercial activity

•

We continued to focus on expanding our multi-channel investment proposition: Digital Investment Adviser (easy access to online investment advice), 1I2I3 Business current account (innovative proposition to UK SMEs). We further developed our international offering with 3 trade corridors established in 2018.

•

In addition, we enhanced our digital proposition improving our metrics: we retained 55% of refinanced mortgage loans online, we also opened 43% of current accounts and 65% of credit cards through digital channels.

•	We continued to gain loyal customers: retail (+3%) and corporates (+5%). We attracted around 467,000 digital customers.

•	In 2018 we completed the transition to our ring-fence compliant structure.

Business performance

•	Customer lending increased slightly driven by strong mortgage growth with a management focus on customer service and retention, partially offset by active management of CRE exposures.

•

Customer deposits fell 1%, with growth in current accounts (+2%) offset by savings and time deposits due to management pricing actions. Mutual funds down 11% predominately driven by negative market movements and reduced net flows this year.

Results

Underlying attributable profit amounted to EUR 1,362 million in the year, 8% lower year-on-year, due to:

•

Gross income declined 4% with competitive pressure on mortgage spreads, continued SVR attrition and lower gains on financial transactions, largely due to absence of capital gains recorded in 2017. Fee income, on the other hand, rose 3% backed by income from asset management, partly offset by lower SCIB income.

•	Operating expenses rose 6% driven by increased regulatory, risk and control project costs and ongoing investment in strategic and digital transformation projects.

•	Provisions decreased 14%, with a cost of credit of just 7 bps. The NPL and coverage ratios improved, backed by our prudent approach to risk and the resilience of the UK economy.

•	Other income and provisions had a positive impact in the year (-26%), with reduced conduct charges, predominantly for payment protection insurance.

Results in the quarter were affected by lower gains on financial transactions due to the market environment, a charge of historical probate and bereavement processes and additional provision for consumer credit business operations.

28         Financial Report 2018

JANUARY - DECEMBER Business information

BRAZIL	EUR 2,605 Mn
Highlights (changes in constant euros)	Attributable profit
Santander Brasil is the third largest privately owned bank and the largest foreign bank in the country
We are leaders in customer satisfaction in all segments. In less than four years, we have succeeded in strategically repositioning retail banking, and there is still potential to improve further
Prudent risk management underscored by the growth in lending. Profitable market share gains, compatible with lower NPL ratio and cost of credit
Underlying attributable profit rose 22% and profitability improved (RoTE of 19.8%), reflecting greater productivity and the best efficiency ratio of recent years

Commercial activity

We progressed in commercial and digital actions:

•	In the digital strategy, we launched Select Direct and the app Meus Compromissos. For the fourth consecutive year, we held the Santander Black Week.

•	In payroll credit (consignado), new lending rose 28%, notably that by digital channels that increased exponentially.

•	In acquiring business, we implemented the PoS digital and SuperGet maintained a notable growth in revenue (+32% year-on-year), which produced a gain in market share to 14.4% (+292 bps).

•	In cards, increase in revenue (20%) and in market share. The Santander Way app is one of the main instruments in the customer relationship and digitalisation.

•	We strengthened our brand and culture, and for the third year running, we were recognised as one of the best companies to work for in the GPTW ranking.

Business performance

•	Loans rose 13% in 2018, with growth in individuals, consumer finance, SME, where we gained market share, and SCIB, where we increased the customer base and diversified revenue.

•

Deposits were up 23%, with strong growth in time deposits (+29%) and savings (+14%), offsetting the fall in letras financieras. This evolution was reflected in market share gains on the liabilities side, mainly in savings, time deposits and agribusiness letters of credit.

Results

Underlying attributable profit of EUR 2,605 million in 2018, 22% more, with the following detail:

•

Net interest income rose 16% due to larger volumes. Fee income grew 15%, with a positive evolution in almost all lines notably cards (+16%), current accounts (+11%), mutual funds (+54%) and insurance (+13%).

•	Operating expenses rose 5%, in line with business growth. The efficiency ratio was the best of the last five years at 33.6%.

•

Credit quality ratios improved: the cost of credit declined to 4.06% from 4.36% in December 2017. The NPL ratio improved to 5.25% from 5.29% a year earlier and the coverage ratio rose to 107% from 93%.

The fourth quarter profit was 1% higher than the third quarter’s. Of note was the good performance of fee income, mainly cards and seasonal revenue in insurance. Net interest income was lower due to market factors, as the customer NII rose. Operating expenses increased because of end-of-year marketing campaigns and implementing the salary agreement.

Financial Report 2018         29

JANUARY - DECEMBER Business information

MEXICO	EUR 760 Mn
Highlights (changes in constant euros)	Attributable profit
The strategy continued to focus on the transformation of the branch network and the launch of new business such as auto finance, reflected in greater customer attraction and increased loyalty
In volume terms, growth in lending, notably to companies (+12%) and SME (8%). In customer funds, growth continued to be driven by deposits from individuals and SME
Good trend in profit. Underlying attributable profit rose 14% in 2018, driven by the good performance of net interest income, fee income and loan-loss provisions

Commercial activity

We continued to improve multichanneling, strengthening the distribution model and launching new commercial initiatives to drive the digital channels and boosting loyalty and attracting new customers, with new products and services:

•

As regards the distribution model, we transformed 314 branches during the year. We also launched the Agile Branch model and the digital transformation of payroll programme. The number of latest generation full function ATMs reached 817.

•

In digitalisation, we launched the Campaña Libertad, to reduce operations in branches and free up time for business activities. We also continued to strengthen functionalities in mobile phones, both in Súper Móvil, Súper Wallet and contactless payments.

•

We launched a new electronic banking system for SME and medium-sized firms, becoming the first bank in Mexico to launch a digital account for SME under the SAS regime (Sociedad por Acciones Simplificadas).

•	Our commercial strategy was backed by new products and services, such as: Hipoteca Plus, Súper Auto and Select Me. Santander Plus registered more than 4.7 million clients, 55% of them new.

All these actions were reflected in strong growth in loyal and digital customers. Of note was the 61% growth in mobile banking.

Business performance

•	Lending grew 10% in 2018, with the focus on profitability. Loans to individuals (consumer credit: +4%; cards: +4% and mortgages: +9%) as well as to SME, companies, and large companies rose.

•	Customer funds increased due to demand deposits that rose 5% and time deposits 9%.

Results

The underlying attributable profit in the year was EUR 760 million, 14% higher, as follows:

•	Net interest income rose 13%, driven by increased volumes and higher interest rates. Fee income grew 8%, mainly from credit cards, mutual funds and insurance.

•	Operating expenses increased in line with the ongoing investment plans.

•	The cost of credit improved to 2.75% and the NPL ratio was also lower.

Compared to the third quarter, attributable profit was 8% higher, backed by the good performance of net interest income and provisions, which offset the lower gains on financial transactions.

30         Financial Report 2018

JANUARY - DECEMBER Business information

CHILE	EUR 614 Mn
Highlights (changes in constant euros)	Attributable profit
We continued the transformation of the branch network, driving digitalisation and increasing our value offer with new products and services
Growth in business volumes, at a faster pace in some segments. Of note the rise in loans to companies and the growth in fee-generating businesses in SCIB
Underlying attributable profit increased 8% in 2018, driven by net interest income and fee income

Commercial activity

Santander is the leading privately owned bank in Chile in terms of assets and customers. In 2018, the strategy continued to focus on offering an attractive return in a low risk country, where economic growth is accelerating.

We focused on the phygital transformation, a proposal that combines the best of the digital and physical worlds, and with which we made the following headway:

•	We continued opening Work Café branches, launched the Work Café 2.0 pilot and a new branch model for the segments of Select and Private Banking.

•

Under the digitalisation strategy, we launched the new 2.0 app with significant improvements, and Santander Wallet, the first app for mobile payments in Chile. We also signed an alliance with Amazon in order to be able to manage purchases in its platform with Santander cards.

•	Promoting of Digital Onboarding platform, the first fully digital platform to attract non-customers and turn them into loyal ones.

•

We continued offering specialised propositions for each segment, such as: Onepay for companies and the launch of Santander Life 2.0, with greater benefits for customers that are already part of the programme.

As a result, both loyal and digital customers increased 7% each.

Business performance

•	Loans increased 10% compared to 2017, backed by those to individuals and companies.

•	Deposits increased 7%. Of note was the 11% increase in demand deposits (+11%), backed by the Select segment. Mutual funds grew 12%.

Results

Underlying attributable profit in the year was 8% higher at EUR 614 million. Of note were:

•

Gross income rose underpinned by net interest income (+5%, due to increased volumes, higher interest rates and a better mix of funds) and fee income (+12%, due to that from insurance, mutual funds and greater use of cards).

•	Operating expenses increased slightly more than gross income, keeping the efficiency ratio at around 41%.

•	The cost of credit remained stable, the NPL ratio dropped to 4.66% and coverage was 61%.

Financial Report 2018         31

JANUARY - DECEMBER Business information

ARGENTINA	EUR 84 Mn
Highlights (changes in constant euros)	Attributable profit
Santander Río consolidated itself as the leading privately owned bank in Argentina by banking business

The business focus was on digital transformation, customer experience and key segments: Select and Pymes Advance, reflected in growth in loyal and digital customers and in high levels of digital penetration

Underlying attributable profit was EUR 84 million, affected by the impact of the high inflation adjustment and the peso’s depreciation

Commercial activity

Santander Río consolidated its position as Argentina’s largest privately owned bank in terms of loans and deposits.

The Bank focused on fulfilling its four strategic pillars: growth, risk control, operational excellence and the customer experience, via loyalty and digitalisation, with new products and services.

Loyal customers increased 6% and digital ones 7%, who already account for 47% and 71% of active customers, respectively.

Launch of the new Online Banking, improved functionalities in Mobile Banking, inaugurating the Remote Attention Centre for Select clients and start of the process for approving the licence for Openbank Argentina and opening the first Santander Work Café branch.

The magazine Global Finance again chose us as the Best Digital Bank in Argentina, The Banker and Global Finance named us the Best Bank in Argentina and we were ranked one of the five best companies to work for by GPTW.

Business performance

•	Year-on-year growth of peso balances: loans rose 18% (mainly mortgages, auto finance and companies) and deposits 33%.

•	Moreover, volumes were positively impacted by dollar balances (impact of the peso’s depreciation).

•	These increases were lower than in previous quarter because of the strategy of selective growth started in the fourth quarter.

Results

Following the third quarter loss, the fourth recorded a profit of EUR 17 million after a high inflation adjustment of EUR -70 million.

Underlying attributable profit for the year was EUR 84 million, after including a negative extraordinary adjustment of EUR 239 million as Argentina has a high inflation economy (EUR -193 million for monetary adjustment and EUR -46 million for the exchange rates). As regards business performance:

•	Net interest income grew 52%, driven by greater volumes in an environment of high inflation and higher interest rates.

•	Fee income rose 47%, spurred by greater foreign currency activity in a volatile exchange rate environment and fee income for cash deposits.

•	The growth in costs reflected investments in digitalisation projects, the automatic revision of salary agreements because of the rise in inflation and peso’s depreciation against the dollar.

•	Provisions rose because of individual borrowers, especially medium and low income customers. The NPL ratio rose to 3.2% and coverage from 100% to 135%. The fourth quarter’s provisions stabilised.

32         Financial Report 2018

JANUARY - DECEMBER Business information

URUGUAY
Highlights (changes in constant euros)
Banco Santander continued to be the leading privately owned bank in the country, focused on growing in retail banking and improving efficiency and the quality of service
Underlying attributable profit rose 43% spurred by the good performance of customer revenue

Commercial activity

•	Santander continued to focus on increasing loyalty and improving customer satisfaction, where we are ranked second.

•

We continued to advance in our digital transformation strategy: the number of digital customers increased 30% and digital penetration was 58% (49% in 2017). Consumer finance companies increased lending via digital channels. At Creditel they already account for 30% of new loans. Santander is also the leading private sector bank in the business of families and mortgages, thanks to the specialised home and car centre.

•

Loans up 25%, driven by growth in target segments, products and currencies: +20% in consumer credit and cards and +18% in the national currency portfolio. Deposits rose 13%, with peso balances up 12% and foreign currency ones 1%.

Results

The underlying attributable profit was 43% higher in 2018 at EUR 132 million. High RoTE of 27.0%.

•	Gross income rose 17%, driven by net interest income and in general, by the main revenue lines. The efficiency ratio was 44.6%, 3.9 pp better than in 2017.

•

Despite the rise in provisions because of the entry into force of IFRS 9 regulation and other impacts, the NPL ratio remained at a low level (3.4%), coverage was high (112%) and the cost of credit was 2.80%.

PERU

Highlights (changes in constant euros)

•

We expanded the base of products and customers in all business segments, diversified funding sources and increased treasury services for customers through exchange rate operations, forwards and other derivatives.

•	Santander continued to contribute to the development of public infrastructure and participated in a USD 2 billion international bond issue of the Peruvian state.

•	Lending rose 43% in 2018 and deposits 16%.

•

Underlying attributable profit in the year was 8% higher at EUR 41 million (RoTE of 22.2%). The good performance of fee income, net interest income and gains on financial transactions more than offset the rise in costs from the incorporation of corporate projects. The efficiency ratio was 33.1% and coverage remained high (224%).

COLOMBIA

Highlights (changes in constant euros)

•

Business activity in Colombia remained focus on SCIB customers, large companies and corporates, contributing solutions in treasury, risk hedging, foreign trade and confirming, and developing investment banking products and supporting the country’s infrastructure plan. In order to fulfill this offer, Santander Securities Services Colombia already has all the authorisations needed to begin to offer custody services in 2019.

•	We continued the strategy to consolidate the auto financing business. This will enable us to have the critical mass needed to position ourselves in this market.

•	Lending increased 107% in 2018 with a good evolution of peso loans, while deposits rose 46% thanks to demand and especially time deposits (+116%).

•	Attributable profit was EUR 9 million in 2018 (+61%). Of note was the good performance of gross income (+67%), driven by growth in net interest income, fee income and gains on financial transactions.

Financial Report 2018         33

JANUARY - DECEMBER Business information

UNITED STATES	EUR 552 Mn
Highlights (changes in constant euros)	Attributable profit

The Federal Reserve terminated the 2015 Written Agreement with Santander Holdings USA, demonstrating the significant improvements the US has made to the way it operates. SHUSA also passed the Federal Reserve’s capital stress test for the second consecutive year

Lending increased year-on-year both at Santander Bank (9%) and SC USA (5%)

Santander US underlying attributable profit amounted to EUR 552 million, 42% higher than in 2017 excluding exchange rate impact, driven by higher income from leasing and loans, lower costs and improved cost of credit

Commercial activity

In 2018, Santander US achieved significant regulatory milestones, strengthened business performance and improved profitability. We remained focused on the following priorities:

Santander Bank improved customer experience and product offering across the digital and physical channels. We also improved earning asset mix to drive improvements to the margin.

Santander Consumer USA focused on dealer experience and pricing, which drove strong growth in originations across all channels. In addition, SC nearly completed USD 200 million share repurchase programme in 2018.

Business performance

•	Lending rose supported by higher origination volumes at SC USA, and growth in Consumer, companies, and SCIB at Santander Bank.

•	Deposits increased 5%, as the outflow of public sector balances and higher interest rates were more than offset by the increase in time deposits.

Results

Underlying attributable profit in the year was EUR 552 million, 42% higher year-on-year, driven by the strong growth in Santander Bank and SC USA. By lines:

•

Gross income increased 5%. Net interest income rose 1% due to higher loan volume, despite lower spreads on loans in SC USA and higher cost of funding in SBNA. Fee income decreased (-7%) due to lower fees at SC USA and the New York branch.

•	Gains on financial transactions amounted to EUR 72 million (they were close to zero in 2017). Other revenue increased 60% due to higher income from leasing.

•	The cost trend continued to improve (-1%) mainly because of lower technology depreciation.

•	Loan-loss provisions decreased 1%. The cost of credit ratio improved to 3.27% from 3.42% in December 2017.

In the fourth quarter, underlying attributable profit was 29% lower than in the third, due to higher provisions from strong loan growth, together with seasonal factors of SC USA. In addition, there was a change in methodology in the fourth quarter in the accrual of troubled debt restructuring (TDR) that affected net interest income and provisions (both increased). This impact, of around EUR 180 million, corresponds to the whole year.

34         Financial Report 2018

JANUARY - DECEMBER Business information

CORPORATE CENTRE	EUR -1,761 Mn
Highlights	Attributable profit

The Corporate Centre’s objective is to aid the operating units by contributing value-added and carrying out the corporate function of oversight and control. It also develops functions related to financial and capital management

The underlying attributable loss was 9% lower in 2018, due to the reduced cost of hedging exchange rates

Strategy and functions

The Corporate Centre contributes value to the Group in various ways:

•	It makes the Group’s governance more solid, through global control frameworks and supervision.

•	Fostering the exchange of best practices in management of costs and economies of scale. This enables us to be one of the most efficient banks in the sector.

•

The Corporate Centre contributes to the Group’s revenue growth, by sharing the best commercial practices, launching global commercial initiatives and accelerating the digital transformation simultaneously in all countries.

It also coordinates the relationship with the European regulators and develops functions related to financial and capital management, as follows:

•	Financial Management functions:

–

Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units.

–

This activity is carried out by diversifying the different funding sources (issuances and other), maintaining an adequate profile at each moment in volumes, maturities and costs. The price at which these operations are made with other Group units is the market rate (euribor or swap) plus the premium, which in the concept of liquidity, the Group supports by immobilising funds during the term of the operation.

–

Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.

–

Strategic management of the exposure to exchange rates on equity and dynamic on the countervalue of the units’ results in euros for the next 12 months. Net investments in equity are currently covered by EUR 23,025 million (mainly Brazil, UK, Mexico, Chile, US, Poland and Norway) with different instruments (spot, fx, forwards).

•	Management of total capital and reserves: capital allocated to each of the units.

Results

Attributable loss in the year of EUR 1,761 million (net of tax), down from a loss of EUR 2,326 million in 2017. 2018 included restructuring costs and 2017 writedown of stakes and intangible assets, the capital gain from the sale of Allfunds Bank and writedown of goodwill.

Excluding these impacts, loss of EUR 1,721 million in 2018 compared to EUR 1,889 million in 2017. This improvement was mainly due to lower costs of hedging exchange rates.

On the other hand, net interest income was hit by the volume of issuances made under the funding plan, largely focused on eligible TLAC instruments, and costs related to the greater liquidity buffer requirements.

Operating expenses increased 4% as a result of two effects that offset each other: the streamlining and simplification measures and the investment in global projects for the Group’s digital transformation.

∎ CORPORATE CENTRE
EUR million	Q4’18	Q3’18	Chg. %	2018	2017	Chg. %
Gross income	(295)	(257)	14.7	(1,028)	(1,220)	(15.7)
Net operating income	(423)	(380)	11.3	(1,523)	(1,696)	(10.2)
Underlying attributable profit to the Group	(369)	(456)	(18.9)	(1,721)	(1,889)	(8.9)
Attributable profit to the Group	(369)	(456)	(18.9)	(1,761)	(2,326)	(24.3)

Detailed financial information on page 57

Financial Report 2018         35

JANUARY - DECEMBER Business information

RETAIL BANKING	EUR 7,579 Mn
Highlights (changes in constant euros)	Attributable proﬁt
The Group continued to focus on customer loyalty and digital transformation, with new products and services that cover the current needs of our customers
At the end of 2018, the Group had almost 20 million loyal customers and 32 million digital customers
Underlying attributable proﬁt of EUR 7,793 million, boosted by the good dynamics of customer revenue, improved efficiency and the perimeter effect of Banco Popular’s incorporation

Commercial activity

Santander is immersed in a commercial transformation process which rests on two main priorities to continue to deliver the best customer service: to make all our products and services digital and do it in the fastest and most efficient way. To this end, our core banks are focused in 5 key areas:

•	Transforming the front.

•	Transforming the back.

•	Evolving our IT architecture and systems.

•	Onboarding new technologies.

•	Becoming an agile and data driven organisation. In 2018, the agile methodology was already used in 35% of our projects.

As regards digital platforms and apps, of note were:

•	In Poland, launch of Działalnosc.pl designed to support businesspeople and mSignature, a mobile app authorisation tool as an alternative for SMS code.

•	In Brazil, the Santander Way app is regarded as the best financial market app.

•	The UK installed a new digital clearing system that offers customers faster clearance of cheques.

•	In Mexico, Súper Wallet now incorporates payment of purchases done with rewards points.

On the other hand, we are also developing new independent digital businesses in order to support the core banks as well as to offer disruptive products and services:

•	Openbank, Grupo Santander’s fully digital bank, began to be expanded to other countries.

•	OnePay Fx, based on blockchain and which makes it possible for retail customers in UK, Spain, Brazil and Poland to complete international transfers in the same day or by the next day.

•	Superdigital, a low-cost financial solution alternative to traditional banking, mainly focused on the unbanked population of Latin America.

Thanks to these measures, digital customers increased 26% in 2018, which already amount to half of our active customers. Loyal customers rose 15%, with an improved experience.

In addition, we continued to transform the traditional network, improving customer experience and cutting waiting time. We also invested in new generation full function ATMs, in contact centres, in making the CRM more robust and better after-sale service. As a recognition, our contact centre in Spain was awarded the Gold CRC for excellence in customer attention.

Results (in constant euros)

Underlying attributable profit was up 12%, driven by the good dynamics in customer revenue. Operating expenses increased due to the ongoing commercial transformation and greater digitalisation, while credit quality ratios improved in almost all units.

36         Financial Report 2018

JANUARY - DECEMBER Business information

CORPORATE & INVESTMENT BANKING	EUR 1,705 Mn
Highlights (changes in constant euros)	Attributable profit

Strategy focused on the expansion of our product offer and development of our franchises in the United Kingdom and the United States, the consolidation of Continental Europe as a single business unit and the implementation of the Multinational Coverage Model (MNC)

Good progress in the Global Infrastructure Programme (GIP) and completion of the banking structural reform project in the UK. The retail banking network integration and enhanced offer of value-added products drove business growth (+21%)

Underlying attributable profit was 8% higher in 2018, due to higher customer revenue and lower provisions

Commercial activity and business performance

Main actions performed during the year by lines:

•

Cash management: double-digit growth, both in transactional business as well as in funds. Santander Cash Nexus was consolidated with a record one million transactions per month, increasing our active customer base exponentially.

•

Export & agency finance: Santander consolidated its leadership as one of the world’s greatest banks by volume of managed assets. We also worked during the year in new origination in the Group’s non-core markets where this business has a high potential.

•

Trade & working capital solutions: strong growth due to increased international transactions in the countries where the Group operates. We consolidated our leadership in Spain, Brazil, Mexico and the UK, while expanding our business towards new markets such as the US and Asia.

•

Debt capital markets: Santander held its leadership in Latin America, leading placements of sovereign bonds in euros in Mexico and Chile as well as corporate issuances and financial institutions such as the Brazilian Development Bank.

•

Syndicated corporate loans: of note was the acquisition of Gemalto by Thales and Westfield by Unibail, as well as the merger between Telecom Argentina and Cablevision. Also, support for sustainable financing in restructuring the assets of Enel Green Power and the loan to Generali.

•	Structured financing: the Group remained the global leader in Latin America, Europe and the United States. We also topped the global ranking of financial advice by number of operations.

•

Global markets: activity decreased slightly. Nevertheless, positive evolution of sales continued, mainly in the corporate sector and maintaining a greater contribution from management of books in Argentina, the US and Asia.

Results (in constant euros)

Underlying attributable profit of EUR 1,705 million in the year, 8% higher:

•

Gross income grew because of the 8% rise in net interest income (good performance in the fourth quarter), partially offset by lower gains on financial transactions, which were high in the first quarter of 2017.

•	Higher costs associated with transformation projects.

•	Provisions were significantly lower in Spain, the UK ,Brazil and the US.

•	Better results from global transactional banking and global debt financing, while income from global markets decreased.

The fourth quarter profit was slightly lower, but net interest income rose 12%, offset by lower gains on financial transactions.

Financial Report 2018         37

JANUARY - DECEMBER Business information

WEALTH MANAGEMENT
Asset Management and Private Banking	EUR 528 Mn
Highlights (changes in constant euros)	Attributable profit
Total contribution to profit (net profit + fee income) amounted to EUR 1,015 million, 13% more than that estimated for 2017
The volumes of collaboration among countries grew 19% in 2018 to EUR 3,727 million
Lending rose 12%, spurred by development of the Private Wealth segment, which offers a differential service to the Group’s largest clients

Commercial activity

•	In its first year, Wealth Management carried out the following commercial initiatives:

–

Private Banking: development of a global and connected proposal, taking advantage of Santander’s presence in over 10 countries. Thanks to this, business volumes among countries increased 19% in 2018 to EUR 3,727 million. Moreover, the Private Wealth (UHNW – Ultra High Net Worth) segment was launched during the year, offering a differential service to the Group’s most valued clients.

For the second year running The Banker and Global Finance chose Santander Private Banking as the Best Private Bank in Spain. Global Banking also recognised Santander Private Banking Portugal as the country’s Best Private Bank.

–

Santander Asset Management (SAM) improved and expanded its range of products. Of note were its investment strategies in Spain and Latin America, where Citywire recognised SAM as the Best Manager of Equities in Spain, and we have the best Latin American fixed income fund in its class (Latin American Corporate Bond Fund).

•

Digital transformation: we installed in Mexico, Brazil and Chile the global private banker tool SPiRIT and launched our new front of Virginia clients in International Private Banking. SAM began the migration of our investment platform to the most differential solution in the market: Aladdin.

Business performance

•

Total assets under management amounted to EUR 329 billion, 2% lower than in 2017, affected by the instability in markets, which generated depreciation of assets, particularly in custody, but also in marketed investment products.

In Private Banking 6% growth in customer deposits and 12% in loans, driven by development of Private Wealth.

Results

The underlying attributable profit was EUR 528 million in the year, 17% more:

•	Net interest income rose 12% and fee income increased 63%, spurred by value-added volumes under management.

•	Increase in operating expenses, partly affected by investments in the Private Wealth (UHNW) project.

•	The increase in revenue and costs was affected by the greater stake in Santander Asset Management.

•	By units, of note in profit growth were Brazil (+16%) and International Private Banking (+12%).

38         Financial Report 2018

JANUARY - DECEMBER Corporate Governance

CORPORATE GOVERNANCE

A responsible bank has a solid governance model with well-defined functions, it manages risks and opportunities prudently and defines its long-term strategy watching out for the interests of all its stakeholders and society in general.

Balanced	Respect for	Maximum	At the forefront of best
composition of	shareholders’	transparency	corporate governance
the Board	rights	in remuneration	practices

The changes in the Board of Directors and in the organisational structure of the Group’s senior management agreed in the fourth quarter are set out below:

∎	Changes in the board’s composition

}	There were no changes in the board in the fourth quarter of 2018.

}	The change already announced and effective after the end of the year is set out below:

•	As of 1 January 2019, Mr. Juan Miguel Villar Mir ceased to be a member of Banco Santander’s board.

}	The following changes were agreed by the board and announced on 15 January 2019:

•	The appointment of Mr. Andrea Orcel as a new member of the board and as chief executive officer of Banco Santander, S.A., agreed on 25 September 2018, was left without effect.

•

Mr. José Antonio Álvarez Álvarez will continue to be the CEO of Banco Santander, S.A., and has also been appointed vice chairman of the board, leaving without effect his appointment as chairman of Santander Spain, also agreed on 25 September 2018.

•

Mr. Rodrigo Echenique Gordillo, who was scheduled to stop being chairman of Santander Spain as of March, will continue in the post until his successor is appointed and will remain vice chairman of Banco Santander’s board.

•	Mr. Guillermo de la Dehesa Romero will remain director of the Bank but is no longer vice chairman.

∎	Changes in the composition of the board’s committees

}	There were no changes in the Group’s senior management in the fourth quarter of 2018.

}	Changes effective after the end of the year are set out below:

•

Mr. Enrique Álvarez Labiano, Global Head of Strategy and of the Executive Chairman’s Office, has been appointed head of Strategy, Corporate Development and Development of New Businesses at Santander UK, a post he will take up on 15 February 2019.

•

Mr. José Luis de Mora Gil-Gallardo, head of Corporate Development and Planning, will also assume as of 15 February 2019 the function of the Group’s Strategy, becoming responsible for Corporate Development and Strategy.

•

As of 1 January 2019, Mr. Javier San Félix García, the former head of Retail and Commercial Banking at Santander UK, became head of Global Strategic Initiatives within the Group’s Technology and Operations division.

Financial Report 2018         39

JANUARY - DECEMBER Sustainability

SUSTAINABILITY

We develop our activity in a responsible way, contributing to the economic and social progress of the communities in which we operate, taking into account our impact on the environment and fostering stable relationships with our main stakeholders.

Grupo Santander continued to develop new measures within its corporate social responsibility commitment. The main ones in the fourth quarter were:

∎	Sustainable governance

}

Santander supports the Responsible Banking Principles, together with 27 other large banks from five continents, in order to adapt the financial sector to the UN’s Sustainable Development Goals and to the Paris agreement on climate change. The principles are currently in a phase of public consultation. As of their signing in September 2019, banks will commit to publically assume them.

∎	Indexes and analysts

}

Banco Santander is ranked the third bank in the world and the first in Europe in the Dow Jones Sustainability Index (DJSI), the reference international index that measures companies’ performance in the sphere of sustainability in the economic, social and environmental dimensions.

}

The DJSI accorded Santander the maximum score (100) in aspects such as financial inclusion and energy efficiency, among other sustainability management elements. The bank has formed part of the index for 18 consecutive years, and for the eighth year running Santander was in first place among Spanish banks.

∎	Investment in communities

}	Santander Asset Management launched Santander Equality Acciones, the first mutual fund in Spain in favour of gender equality.

}

Santander took part in the International Day of Persons with Disabilities through various initiatives and programmes that promote education, entrepreneurship, employability and the social wellbeing of this collective. In 2018, more than 4,800 people with disabilities benefited from the programmes that Santander promotes via the Universia Foundation.

}

Santander celebrated International Volunteer Day, with many initiatives in the countries where it operates. In Spain alone, and at the Corporate Centre, more than 1,000 employees participated in various solidarity activities.

}

The Global Compact Network Spain recognised Santander X, the international university entrepreneurial project, promoted by Santander Universities, as one of the best good practices for its contribution to the 2030 Sustainable Development Goals.

∎	Environment and climate change

}

Santander is participating in advising and funding various renewable energy projects, including the transaction under which Atlantica Yield acquired 50 MW of wind-power in Uruguay, financing the Moray East wind-power park, one of the largest in the high seas, and leading ENCE Energía’s mega project, as well as being the only bookrunner in the green financing for building a new 46MW biomass plant, both in Puertollano.

}

SCIB was also joint bookrunner in the launch of the sustainable Italian EUR 500 million bond issued by Cassa Depositi e Prestiti, the first Italian sustainable bond in accordance with the guidelines of the International Capital Markets Association (IMCA) and the UN’s Sustainable Development Goals in matters of clean water and sanitation.

40         Financial Report 2018

JANUARY - DECEMBER The Santander share

SANTANDER SHARE

∎	Shareholder remuneration

}

Shareholders in November were able to opt to receive, under the Santander Scrip Dividend programme for 2018, the second interim dividend of EUR 0.035 per share in cash or the equivalent amount in shares. Some 76.55% of the capital chose the latter option.

}	The board agreed to pay, as of 1 February, the third interim dividend of EUR 0.065 per share charged to 2018’s earnings.

(*) The options, time periods and procedures indicated can present particularities for holders of Santander shares on foreign stock markets where the Bank is listed.

∎	Share price performance

}

Markets ended 2018 much lower, after a start to the year with rises driven by the positive impact of the US’s tax reform. This positive environment, however, dissipated in the following months because of greater volatility in stock markets mainly due to: (i) the political uncertainty in Italy and Brazil; (ii) the lack of agreement over Brexit, (iii) the increase in financial tensions in developing countries because of the dollar’s appreciation, after the Fed raised its interest rates and the ECB continued its policy of monetary normalisation and announced the end of quantitative easing, and (iv) the escalation of trade tensions between the US and China and its possible impact on confidence and the global economy. Fears of slowdown in the global economy, coupled with the partial shutdown of the US government, intensified the fall in shares in the last part of the year.

}

In this context, the main indices and the Santander share ended lower. The Santander share was down 27.5% at EUR 3.973, while Euro Stoxx Banks and Stoxx Banks fell 33.3% and 28.0%, respectively. The Ibex 35 benchmark index of the Madrid Stock Exchange declined 15.0%, the DJ Stoxx 50 13.1% and the MSCI World Banks 19.7%.

}	Santander’s total shareholder return was 24.3% lower.

}	The share price as we went to press was EUR 4.344 up 9.3% in the month.

∎	Market capitalisation and trading

}	As of 31 December, Santander was the largest bank in the eurozone by market capitalisation (EUR 64,508 million) and the 16th in the world.

}	The share’s weighting in the DJ Stoxx 50 was 1.94%, 7.98% in the DJ Stoxx Banks and 14.52% in the Ibex 35.

}

A total of 19,040 million Santander shares were traded in 2018 for an effective value of EUR 95,501 million, the largest amount among the shares that comprise the EuroStoxx (liquidity ratio of 118%). The average daily trading volume was EUR 375 million (75 million shares on average).

∎	Shareholder base

}	The total number of Santander shareholders at the end of 2018 was 4,131,489 of which 3,857,687 were European (77.3% of the capital stock) and 256,366 from the Americas (21.6%).

}	At the end of the year, excluding the board of Grupo Santander, which represents 1.1% of the Bank’s capital stock, retail shareholders hold 39.8% and institutional shareholders 59.1%.

∎ THE SANTANDER SHARE. December 2018
Shareholders and trading data
Shareholders (number)	4,131,489
Shares (number)	16,236,573,942
Average daily turnover (number of shares)	74,665,290
Share liquidity (%)	118
(Number of shares traded during the year / number of shares)

Price movements during the year
Highest	6.093
Lowest	3.800
Last (31.12.18)	3.973
Market capitalisation (millions) (31.12.18)	64,508

Stock market indicators
Price / Tangible book value (X)	0.95
P/E ratio (X)	8.84
Yield* (%)	4.65
(*) Last three dividends paid and one announced / 2018 average share price

Financial Report 2018         41

42         Financial Report 2018

JANUARY - DECEMBER Appendix

∎ NET FEE INCOME. CONSOLIDATED
EUR million
	Q4’18	Q3’18	Chg. %	2018	2017	Chg. %
Fees from services	1,829	1,605	14.0	7,037	7,350	(4.2)
Wealth management and marketing of customer funds	940	874	7.4	3,654	3,406	7.3
Securities and custody	187	161	16.1	794	841	(5.6)
Net fee income	2,956	2,640	12.0	11,485	11,597	(1.0)

∎ OPERATING EXPENSES. CONSOLIDATED
EUR million
	Q4’18	Q3’18	Chg. %	2018	2017	Chg. %
Personnel expenses	3,068	2,837	8.1	11,865	11,972	(0.9)
General expenses	2,217	1,967	12.7	8,489	8,353	1.6
Information technology	441	347	27.2	1,550	1,257	23.4
Communications	145	120	20.0	527	529	(0.5)
Advertising	193	143	35.3	646	757	(14.6)
Buildings and premises	492	427	15.2	1,846	1,798	2.7
Printed and office material	33	28	19.4	122	133	(8.2)
Taxes (other than tax on profits)	152	118	28.6	557	583	(4.5)
Other expenses	761	784	(2.9)	3,240	3,296	(1.7)
Personnel and general expenses	5,285	4,804	10.0	20,354	20,325	0.1
Depreciation and amortisation	651	557	16.9	2,425	2,593	(6.5)
Operating expenses	5,936	5,361	10.7	22,779	22,918	(0.6)

∎ OPERATING MEANS
	Employees			Branches
	Dec-18	Dec-17	Chg.	Dec-18	Dec-17	Chg.
Continental Europe	67,572	67,922	(350)	5,998	6,298	(300)
o/w: Spain	32,313	33,271	(958)	4,366	4,485	(119)
Santander Consumer Finance	14,865	15,131	(266)	438	546	(108)
Poland	12,515	11,572	943	611	576	35
Portugal	6,705	6,822	(117)	572	681	(109)
United Kingdom	25,872	25,971	(99)	756	808	(52)
Latin America	90,196	89,014	1,182	5,803	5,908	(105)
o/w: Brazil	46,914	47,135	(221)	3,438	3,465	(27)
Mexico	19,859	18,557	1,302	1,418	1,401	17
Chile	12,008	11,675	333	381	439	(58)
Argentina	9,324	9,277	47	468	482	(14)
USA	17,309	17,560	(251)	660	683	(23)
Operating areas	200,949	200,467	482	13,217	13,697	(480)
Corporate Centre	1,764	1,784	(20)
Total Group	202,713	202,251	462	13,217	13,697	(480)

∎ NET LOAN-LOSS PROVISIONS. CONSOLIDATED
EUR million
	Q4’18	Q3’18	Chg. %	2018	2017	Chg. %
Non-performing loans	2,919	2,395	21.9	10,426	10,726	(2.8)
Country-risk	(5)	1	—	5	5	(7.6)
Recovery of written-off assets	(460)	(275)	67.2	(1,558)	(1,621)	(3.9)
Net loan-loss provisions	2,455	2,121	15.7	8,873	9,111	(2.6)

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∎ LOANS AND ADVANCES TO CUSTOMERS. CONSOLIDATED
EUR million
	Dec-18	Dec-17	Absolute change	%	Dec-16
Commercial bills	33,301	29,287	4,014	13.7	23,894
Secured loans	478,067	473,935	4,132	0.9	454,676
Other term loans	265,680	257,441	8,239	3.2	232,289
Finance leases	30,758	28,511	2,247	7.9	25,357
Receivable on demand	8,794	6,721	2,073	30.8	8,102
Credit cards receivable	23,076	21,809	1,267	5.8	21,363
Impaired assets	34,241	36,280	(2,039)	(5.6)	32,573
Gross loans and advances to customers (excl. reverse repos)	873,917	853,985	19,932	2.3	798,254
Reverse repos	32,310	18,864	13,446	71.3	16,609
Gross loans and advances to customers	906,227	872,848	33,379	3.8	814,863
Loan-loss allowances	23,306	23,934	(628)	(2.6)	24,393
Loans and advances to customers	882,921	848,914	34,007	4.0	790,470

∎ TOTAL FUNDS. CONSOLIDATED
EUR million
	Dec-18	Dec-17	Absolute change	%	Dec-16
Demand deposits	548,711	525,072	23,639	4.5	467,261
Time deposits	199,025	199,650	(625)	(0.3)	181,089
Mutual funds	157,888	165,413	(7,525)	(4.5)	147,416
Customer deposits excl. repos + Mutual funds	905,624	890,135	15,489	1.7	795,766
Pension funds	15,393	16,166	(773)	(4.8)	11,298
Managed portfolios	26,785	26,393	392	1.5	23,793
Subtotal	947,802	932,694	15,108	1.6	830,858
Repos	32,760	53,009	(20,249)	(38.2)	42,761
Total funds	980,562	985,703	(5,141)	(0.5)	873,618

∎ ELIGIBLE CAPITAL (FULLY LOADED)
EUR million
	Dec-18	Dec-17	Absolute change	%	Dec-16
Capital stock and reserves	114,148	111,362	2,786	2.5	101,437
Attributable profit	7,810	6,619	1,191	18.0	6,204
Dividends	(3,292)	(2,998)	(295)	9.8	(2,469)
Other retained earnings	(23,606)	(23,108)	(498)	2.2	(16,116)
Minority interests	6,892	7,228	(336)	(4.6)	6,784
Goodwill and intangible assets	(28,644)	(28,537)	(107)	0.4	(28,405)
Other deductions	(6,404)	(5,004)	(1,400)	28.0	(5,368)
Core CET1	66,904	65,563	1,341	2.0	62,068
Preferred shares and other eligible T1	8,923	7,730	1,193	15.4	5,767
Tier 1	75,826	73,293	2,534	3.5	67,834
Generic funds and eligible T2 instruments	11,743	14,295	(2,552)	(17.9)	13,749
Eligible capital	87,569	87,588	(19)	(0.0)	81,584
Risk-weighted assets	592,319	605,064	(12,745)	(2.1)	588,088

CET1 capital ratio	11.30	10.84	0.46		10.55
T1 capital ratio	12.80	12.11	0.69		11.53
Total capital ratio	14.78	14.48	0.30		13.87

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∎ CONTINENTAL EUROPE
(EUR million)
		QoQ			YoY
Income statement	Q4’18	%	% excl. FX	2018	%	% excl. FX
Net interest income	2,609	2.7	2.7	10,107	9.5	9.8
Net fee income	1,073	(2.2)	(2.2)	4,419	6.1	6.2
Gains (losses) on financial transactions	276	(1.1)	(1.2)	916	46.4	47.0
Other operating income	44	(70.1)	(70.1)	440	11.5	11.8
Gross income	4,002	(1.5)	(1.5)	15,881	10.2	10.4
Operating expenses	(2,061)	1.6	1.5	(8,278)	8.0	8.3
General administrative expenses	(1,933)	3.4	3.4	(7,658)	7.9	8.1
Personnel	(1,074)	6.0	5.9	(4,158)	12.9	13.2
Other general administrative expenses	(860)	0.3	0.3	(3,500)	2.4	2.6
Depreciation and amortisation	(128)	(19.9)	(19.9)	(620)	10.0	10.3
Net operating income	1,940	(4.5)	(4.5)	7,604	12.6	12.9
Net loan-loss provisions	(262)	(31.1)	(31.1)	(1,399)	26.2	26.4
Other income	(280)	95.7	95.5	(704)	(5.7)	(5.6)
Underlying profit before tax	1,398	(7.3)	(7.3)	5,501	12.3	12.6
Tax on profit	(361)	(12.2)	(12.2)	(1,461)	11.1	11.3
Underlying profit from continuing operations	1,037	(5.5)	(5.5)	4,040	12.7	13.1
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	1,037	(5.5)	(5.5)	4,040	12.7	13.1
Minority interests	91	(15.3)	(15.3)	397	4.1	4.2
Underlying attributable profit to the Group	946	(4.4)	(4.4)	3,642	13.7	14.1
Net capital gains and provisions*	46	—	—	(214)	(44.4)	(44.4)
Attributable profit to the Group	992	0.3	0.3	3,428	21.7	22.2

(*) In 2018, charges related to integrations (mainly restructuring costs), net of tax impacts, in Spain (EUR -280 million) and Portugal (EUR 20 million) and badwill in Poland (EUR 45 million). In 2017, integration costs (Popular: EUR -300 million and Germany: EUR -85 million)

Balance sheet
Loans and advances to customers	383,020	1.4	1.6	383,020	0.8	1.0
Cash, central banks and credit institutions	142,813	3.9	3.9	142,813	24.2	24.2
Debt securities	89,030	(1.5)	(1.4)	89,030	(10.7)	(10.6)
o/w: designated at fair value through other comprehensive income	61,855	2.8	2.9	61,855	(14.7)	(14.5)
Other financial assets	36,012	5.0	5.0	36,012	(9.8)	(9.8)
Other assets	31,011	(14.6)	(14.6)	31,011	(28.6)	(28.6)
Total assets	681,887	0.9	1.0	681,887	0.6	0.7
Customer deposits	369,730	2.4	2.5	369,730	4.9	5.1
Central banks and credit institutions	158,761	(2.1)	(2.0)	158,761	(0.6)	(0.8)
Debt securities issued	62,018	7.7	8.1	62,018	1.3	1.5
Other financial liabilities	37,142	(10.1)	(10.1)	37,142	(19.1)	(19.1)
Other liabilities	14,827	(3.5)	(3.4)	14,827	(14.3)	(14.2)
Total liabilities	642,479	0.8	0.9	642,479	0.9	1.0
Total equity	39,408	2.1	2.4	39,408	(4.7)	(4.4)

Other managed and marketed customer funds	97,774	(6.0)	(6.0)	97,774	(4.2)	(4.2)
Mutual funds	70,562	(6.7)	(6.7)	70,562	(4.7)	(4.5)
Pension funds	15,295	(3.2)	(3.2)	15,295	(5.4)	(5.4)
Managed portfolios	11,917	(5.4)	(5.4)	11,917	0.0	(0.3)

Pro memoria:
Gross loans and advances to customers excl. reverse repos	390,794	1.5	1.7	390,794	1.7	1.9
Funds (customer deposits excl. repos + mutual funds)	436,913	0.6	0.7	436,913	2.7	2.9

Ratios (%) and operating means
Underlying RoTE	10.94	(0.54)		10.64	0.82
Efficiency ratio (with amortisations)	51.5	1.5		52.1	(1.0)
NPL ratio	5.25	(0.32)		5.25	(0.57)
NPL coverage	52.2	(2.2)		52.2	(2.2)
Number of employees	67,572	1.5		67,572	(0.5)
Number of branches	5,998	(0.6)		5,998	(4.8)

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∎ SPAIN
(EUR million)

Income statement	Q4’18	% QoQ	2018	% YoY
Net interest income	1,150	3.0	4,360	15.2
Net fee income	634	(3.0)	2,631	12.8
Gains (losses) on financial transactions	95	(58.1)	560	28.4
Other operating income	1	(99.2)	343	11.8
Gross income	1,880	(11.1)	7,894	15.1
Operating expenses	(1,110)	0.7	(4,480)	10.9
General administrative expenses	(1,061)	3.2	(4,191)	11.1
Personnel	(629)	9.9	(2,371)	19.9
Other general administrative expenses	(432)	(5.2)	(1,820)	1.4
Depreciation and amortisation	(49)	(34.6)	(289)	7.4
Net operating income	770	(23.9)	3,414	21.1
Net loan-loss provisions	(129)	(34.7)	(728)	20.7
Other income	(70)	(31.6)	(362)	68.3
Underlying profit before tax	571	(19.9)	2,325	16.1
Tax on profit	(139)	(25.2)	(586)	7.3
Underlying profit from continuing operations	432	(18.0)	1,739	19.4
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	432	(18.0)	1,739	19.4
Minority interests	0	(67.8)	1	(96.8)
Underlying attributable profit to the Group	432	(18.0)	1,738	20.8
Net capital gains and provisions*	—	—	(280)	(6.8)
Attributable profit to the Group	432	(18.0)	1,458	28.1
(*) In 2018, restructuring costs (EUR -280 million). In 2017, integration costs (EUR -300 million)

Balance sheet
Loans and advances to customers	206,776	(2.6)	206,776	(6.2)
Cash, central banks and credit institutions	117,215	2.8	117,215	28.3
Debt securities	60,720	(5.0)	60,720	(20.9)
o/w: designated at fair value through other comprehensive income	44,020	(1.3)	44,020	(22.8)
Other financial assets	32,727	5.4	32,727	(10.9)
Other assets	16,644	(21.7)	16,644	(36.8)
Total assets	434,082	(1.9)	434,082	(3.9)
Customer deposits	255,402	0.9	255,402	1.0
Central banks and credit institutions	93,854	(7.4)	93,854	(6.8)
Debt securities issued	24,608	4.5	24,608	(6.4)
Other financial liabilities	35,054	(10.7)	35,054	(19.5)
Other liabilities	8,878	(1.7)	8,878	(20.9)
Total liabilities	417,796	(2.0)	417,796	(3.9)
Total equity	16,286	0.8	16,286	(5.1)

Other managed and marketed customer funds	85,973	(6.7)	85,973	(4.8)
Mutual funds	61,406	(7.5)	61,406	(5.2)
Pension funds	14,142	(3.5)	14,142	(5.6)
Managed portfolios	10,425	(5.9)	10,425	(1.2)

Pro memoria:
Gross loans and advances to customers excl. reverse repos	209,630	(2.2)	209,630	(4.1)
Funds (customer deposits excl. repos + mutual funds)	315,351	(1.1)	315,351	(0.5)

Ratios (%) and operating means
Underlying RoTE	10.83	(2.37)	10.81	0.51
Efficiency ratio (with amortisations)	59.1	6.9	56.8	(2.1)
NPL ratio	6.19	(0.04)	6.19	(0.13)
NPL coverage	45.0	(2.7)	45.0	(1.8)
Number of employees	32,313	(0.3)	32,313	(2.9)
Number of branches	4,366	(0.7)	4,366	(2.7)

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∎ SANTANDER CONSUMER FINANCE
(EUR million)
		QoQ			YoY
Income statement	Q4’18	%	% excl. FX	2018	%	% excl. FX
Net interest income	943	0.6	0.7	3,723	4.3	4.9
Net fee income	189	(8.5)	(8.5)	798	(9.1)	(9.0)
Gains (losses) on financial transactions	35	—	—	55	—	—
Other operating income	21	66.4	65.5	34	6.8	8.3
Gross income	1,187	2.7	2.7	4,610	2.8	3.3
Operating expenses	(494)	4.1	4.1	(1,985)	0.4	0.9
General administrative expenses	(456)	5.5	5.5	(1,817)	1.1	1.6
Personnel	(221)	5.7	5.8	(870)	2.6	3.1
Other general administrative expenses	(235)	5.3	5.3	(948)	(0.3)	0.1
Depreciation and amortisation	(39)	(10.0)	(9.9)	(168)	(6.7)	(6.2)
Net operating income	693	1.7	1.7	2,625	4.8	5.3
Net loan-loss provisions	(47)	(62.5)	(62.4)	(360)	35.4	36.1
Other income	(166)	—	—	(125)	(20.4)	(20.5)
Underlying profit before tax	480	(14.6)	(14.5)	2,140	2.8	3.3
Tax on profit	(122)	(22.1)	(22.0)	(577)	(1.9)	(1.4)
Underlying profit from continuing operations	358	(11.7)	(11.6)	1,564	4.6	5.2
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	358	(11.7)	(11.6)	1,564	4.6	5.2
Minority interests	62	(15.8)	(15.8)	268	10.9	10.9
Underlying attributable profit to the Group	296	(10.8)	(10.7)	1,296	3.4	4.1
Net capital gains and provisions*	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	296	(10.8)	(10.7)	1,296	10.9	11.7
(*) In 2017, integration costs (EUR -85 million)

Balance sheet
Loans and advances to customers	95,366	3.6	4.3	95,366	5.9	6.1
Cash, central banks and credit institutions	6,096	5.4	6.5	6,096	24.5	24.9
Debt securities	3,325	(3.5)	(2.6)	3,325	3.2	4.0
o/w: designated at fair value through other comprehensive income	1,898	(0.7)	(0.5)	1,898	(41.1)	(40.6)
Other financial assets	31	56.8	58.4	31	44.8	45.2
Other assets	2,890	(6.4)	(5.9)	2,890	(17.6)	(17.3)
Total assets	107,708	3.2	3.9	107,708	5.9	6.2
Customer deposits	36,579	(0.3)	0.5	36,579	3.2	3.5
Central banks and credit institutions	24,966	(1.0)	(0.4)	24,966	7.0	7.2
Debt securities issued	31,281	13.6	14.5	31,281	9.0	9.3
Other financial liabilities	771	(11.8)	(11.6)	771	(22.6)	(22.4)
Other liabilities	3,520	(6.9)	(6.5)	3,520	(3.2)	(3.0)
Total liabilities	97,117	3.2	4.0	97,117	5.4	5.7
Total equity	10,591	2.5	3.5	10,591	10.1	10.5

Other managed and marketed customer funds	—	—	—	—	(100.0)	(100.0)
Mutual funds	—	—	—	—	(100.0)	(100.0)
Pension funds	—	—	—	—	(100.0)	(100.0)
Managed portfolios	—	—	—	—	—	—

Pro memoria:
Gross loans and advances to customers excl. reverse repos	97,707	3.4	4.1	97,707	5.7	6.0
Funds (customer deposits excl. repos + mutual funds)	36,531	(0.3)	0.5	36,531	3.2	3.5

Ratios (%) and operating means
Underlying RoTE	13.70	(2.18)		15.86	(0.58)
Efficiency ratio (with amortisations)	41.6	0.6		43.1	(1.1)
NPL ratio	2.29	(0.16)		2.29	(0.21)
NPL coverage	106.4	—		106.4	5.0
Number of employees	14,865	0.0		14,865	(1.8)
Number of branches	438	(0.7)		438	(19.8)

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∎ POLAND
(EUR million)
		QoQ			YoY
Income statement	Q4’18	%	% excl. FX	2018	%	% excl. FX
Net interest income	265	9.0	8.8	996	7.3	7.4
Net fee income	115	3.4	3.2	453	2.2	2.3
Gains (losses) on financial transactions	9	(37.3)	(37.0)	44	(15.4)	(15.3)
Other operating income	0	—	—	(4)	35.8	36.0
Gross income	390	6.1	6.0	1,488	4.8	4.9
Operating expenses	(165)	5.3	5.1	(636)	5.2	5.3
General administrative expenses	(151)	6.2	6.0	(578)	5.6	5.8
Personnel	(90)	8.2	8.1	(338)	5.9	6.0
Other general administrative expenses	(61)	3.2	3.1	(241)	5.2	5.4
Depreciation and amortisation	(14)	(3.1)	(3.2)	(58)	0.6	0.7
Net operating income	225	6.7	6.6	851	4.5	4.7
Net loan-loss provisions	(41)	24.4	23.8	(161)	17.3	17.4
Other income	(61)	132.3	131.1	(135)	40.0	40.2
Underlying profit before tax	123	(18.9)	(18.8)	555	(4.4)	(4.3)
Tax on profit	(34)	(7.9)	(7.8)	(131)	(11.3)	(11.2)
Underlying profit from continuing operations	88	(22.5)	(22.4)	424	(2.0)	(1.9)
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	88	(22.5)	(22.4)	424	(2.0)	(1.9)
Minority interests	27	(20.5)	(20.4)	126	(4.8)	(4.7)
Underlying attributable profit to the Group	62	(23.4)	(23.2)	298	(0.7)	(0.6)
Net capital gains and provisions*	45	—	—	45	—	—
Attributable profit to the Group	107	32.8	32.4	343	14.4	14.5
(*) In 2018, badwill (EUR 45 million)

Balance sheet
Loans and advances to customers	28,164	19.1	19.8	28,164	26.8	30.5
Cash, central banks and credit institutions	3,260	53.2	54.1	3,260	96.3	102.2
Debt securities	10,570	8.8	9.4	10,570	55.8	60.4
o/w: designated at fair value through other comprehensive income	8,239	11.8	12.4	8,239	38.3	42.4
Other financial assets	534	15.2	15.8	534	8.7	12.0
Other assets	1,140	5.3	5.9	1,140	12.4	15.8
Total assets	43,669	17.9	18.6	43,669	35.7	39.8
Customer deposits	33,417	19.2	19.9	33,417	37.8	41.9
Central banks and credit institutions	2,163	31.8	32.6	2,163	127.2	134.0
Debt securities issued	1,789	17.2	17.8	1,789	117.9	124.4
Other financial liabilities	558	22.1	22.8	558	6.8	10.0
Other liabilities	809	10.3	10.9	809	18.3	21.8
Total liabilities	38,736	19.6	20.3	38,736	42.2	46.5
Total equity	4,933	6.1	6.7	4,933	(0.1)	2.9

Other managed and marketed customer funds	4,384	12.5	13.1	4,384	9.4	12.7
Mutual funds	4,012	5.6	6.2	4,012	2.9	5.9
Pension funds	—	—	—	—	—	—
Managed portfolios	373	277.6	279.7	373	246.0	256.3

Pro memoria:
Gross loans and advances to customers excl. reverse repos	29,033	19.2	19.9	29,033	26.4	30.1
Funds (customer deposits excl. repos + mutual funds)	35,554	18.5	19.1	35,554	27.9	31.7

Ratios (%) and operating means
Underlying RoTE	8.20	(3.00)		10.29	(1.27)
Efficiency ratio (with amortisations)	42.2	(0.3)		42.8	0.1
NPL ratio	4.28	0.05		4.28	(0.29)
NPL coverage	67.1	(4.5)		67.1	(1.1)
Number of employees	12,515	10.9		12,515	8.1
Number of branches	611	17.7		611	6.1

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JANUARY - DECEMBER Appendix

∎ PORTUGAL
(EUR million)

Income statement	Q4’18	% QoQ	2018	% YoY
Net interest income	211	0.1	858	8.9
Net fee income	96	4.5	377	4.7
Gains (losses) on financial transactions	12	112.8	75	(1.0)
Other operating income	14	2.4	34	61.4
Gross income	334	3.5	1,344	8.0
Operating expenses	(162)	3.0	(642)	4.5
General administrative expenses	(151)	2.8	(600)	4.4
Personnel	(94)	2.4	(372)	6.1
Other general administrative expenses	(57)	3.4	(228)	1.8
Depreciation and amortisation	(11)	5.9	(42)	5.5
Net operating income	172	3.9	702	11.3
Net loan-loss provisions	(12)	7.9	(32)	160.6
Other income	36	186.6	18	—
Underlying profit before tax	196	17.3	688	19.8
Tax on profit	(59)	14.1	(205)	50.5
Underlying profit from continuing operations	137	18.8	483	10.3
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	137	18.8	483	10.3
Minority interests	1	(4.5)	2	9.5
Underlying attributable profit to the Group	136	18.9	480	10.3
Net capital gains and provisions*	—	—	20	—
Attributable profit to the Group	136	18.9	500	14.9

(*) In 2018, provisions and restructuring costs associated with inorganic operations, net of tax impacts (EUR 20 million)

Balance sheet
Loans and advances to customers	35,470	(0.4)	35,470	(0.6)
Cash, central banks and credit institutions	3,454	8.2	3,454	14.5
Debt securities	12,303	3.7	12,303	4.2
o/w: designated at fair value through other comprehensive income	5,904	14.2	5,904	6.8
Other financial assets	1,877	(3.3)	1,877	2.6
Other assets	1,904	(17.2)	1,904	(32.1)
Total assets	55,007	0.2	55,007	(0.2)
Customer deposits	37,217	0.2	37,217	9.5
Central banks and credit institutions	8,007	2.5	8,007	(20.1)
Debt securities issued	4,259	(1.1)	4,259	(21.3)
Other financial liabilities	257	5.8	257	(21.6)
Other liabilities	1,197	(13.4)	1,197	(4.8)
Total liabilities	50,937	0.1	50,937	(0.1)
Total equity	4,070	1.4	4,070	(1.2)

Other managed and marketed customer funds	3,541	(7.1)	3,541	(6.4)
Mutual funds	1,926	(5.8)	1,926	(9.6)
Pension funds	1,154	0.7	1,154	(1.7)
Managed portfolios	462	(25.5)	462	(4.1)

Pro memoria:
Gross loans and advances to customers excl. reverse repos	36,568	(1.4)	36,568	(2.5)
Funds (customer deposits excl. repos + mutual funds)	39,143	(0.1)	39,143	8.4

Ratios (%) and operating means
Underlying RoTE	13.50	1.91	12.06	0.41
Efficiency ratio (with amortisations)	48.5	(0.2)	47.8	(1.6)
NPL ratio	5.94	(1.49)	5.94	(1.57)
NPL coverage	50.5	(2.9)	50.5	(11.6)
Number of employees	6,705	(3.0)	6,705	(1.7)
Number of branches	572	(14.2)	572	(16.0)

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∎ UNITED KINGDOM
(EUR million)
		QoQ			YoY
Income statement	Q4’18	%	% excl. FX	2018	%	% excl. FX
Net interest income	1,033	(0.0)	(0.6)	4,136	(5.2)	(4.3)
Net fee income	257	(0.3)	(0.9)	1,023	2.0	2.9
Gains (losses) on financial transactions	16	(75.0)	(75.0)	199	(29.4)	(28.7)
Other operating income	26	95.9	94.6	62	(7.9)	(7.0)
Gross income	1,332	(2.6)	(3.2)	5,420	(5.2)	(4.3)
Operating expenses	(738)	1.2	0.5	(2,995)	4.7	5.7
General administrative expenses	(618)	(7.8)	(8.4)	(2,604)	3.6	4.6
Personnel	(403)	(0.9)	(1.5)	(1,628)	19.9	21.1
Other general administrative expenses	(214)	(18.6)	(19.0)	(976)	(15.6)	(14.8)
Depreciation and amortisation	(121)	102.6	99.7	(391)	12.4	13.5
Net operating income	593	(6.9)	(7.4)	2,426	(15.0)	(14.2)
Net loan-loss provisions	(44)	73.1	70.4	(173)	(15.3)	(14.5)
Other income	(155)	148.8	147.2	(327)	(30.0)	(29.3)
Underlying profit before tax	394	(28.3)	(28.6)	1,926	(11.8)	(11.0)
Tax on profit	(103)	(35.2)	(35.4)	(539)	(18.6)	(17.8)
Underlying profit from continuing operations	291	(25.5)	(25.9)	1,387	(8.9)	(8.0)
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	291	(25.5)	(25.9)	1,387	(8.9)	(8.0)
Minority interests	5	(12.5)	(13.1)	25	0.7	1.6
Underlying attributable profit to the Group	286	(25.7)	(26.1)	1,362	(9.1)	(8.2)
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	286	(25.7)	(26.1)	1,362	(9.1)	(8.2)

Balance sheet
Loans and advances to customers	257,284	0.7	1.5	257,284	5.6	6.5
Cash, central banks and credit institutions	39,843	(3.5)	(2.7)	39,843	(29.8)	(29.2)
Debt securities	29,190	8.5	9.3	29,190	11.5	12.4
o/w: designated at fair value through other comprehensive income	14,789	(0.7)	0.1	14,789	49.6	50.8
Other financial assets	13,397	(35.2)	(34.7)	13,397	(45.7)	(45.3)
Other assets	9,638	4.9	5.8	9,638	(3.4)	(2.6)
Total assets	349,353	(1.2)	(0.4)	349,353	(3.3)	(2.5)
Customer deposits	210,388	(2.8)	(2.0)	210,388	(8.7)	(8.0)
Central banks and credit institutions	33,430	7.8	8.6	33,430	20.1	21.1
Debt securities issued	67,556	(0.5)	0.3	67,556	10.5	11.5
Other financial liabilities	16,583	(7.5)	(6.8)	16,583	(21.7)	(21.0)
Other liabilities	4,181	6.3	7.1	4,181	(3.0)	(2.2)
Total liabilities	332,137	(1.5)	(0.7)	332,137	(3.7)	(2.9)
Total equity	17,216	4.5	5.4	17,216	5.6	6.5

Other managed and marketed customer funds	7,672	(9.6)	(8.8)	7,672	(11.4)	(10.7)
Mutual funds	7,576	(9.5)	(8.8)	7,576	(11.3)	(10.6)
Pension funds	—	—	—	—	—	—
Managed portfolios	96	(12.8)	(12.0)	96	(16.2)	(15.5)

Pro memoria:
Gross loans and advances to customers excl. reverse repos	235,753	(0.6)	0.2	235,753	(0.0)	0.8
Funds (customer deposits excl. repos + mutual funds)	206,630	0.7	1.5	206,630	(1.7)	(0.9)

Ratios (%) and operating means
Underlying RoTE	7.70	(2.77)		9.32	(0.94)
Efficiency ratio (with amortisations)	55.4	2.1		55.2	5.2
NPL ratio	1.05	(0.05)		1.05	(0.28)
NPL coverage	33.0	(0.1)		33.0	1.0
Number of employees	25,872	0.3		25,872	(0.4)
Number of branches	756	(1.4)		756	(6.4)

50         Financial Report 2018

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∎ LATIN AMERICA
(EUR million)
		QoQ			YoY
Income statement	Q4’18	%	% excl. FX	2018	%	% excl. FX
Net interest income	4,115	11.8	0.4	15,654	(2.1)	15.1
Net fee income	1,436	30.3	8.5	5,253	(4.4)	15.7
Gains (losses) on financial transactions	140	6.0	(35.7)	600	(40.8)	(28.5)
Other operating income	(154)	53.5	22.1	(306)	—	—
Gross income	5,537	15.0	0.6	21,201	(5.9)	11.6
Operating expenses	(2,213)	27.9	6.7	(7,996)	(8.3)	9.9
General administrative expenses	(2,002)	28.2	7.0	(7,237)	(8.4)	9.9
Personnel	(1,061)	19.2	1.3	(3,989)	(9.0)	8.6
Other general administrative expenses	(941)	40.1	14.2	(3,249)	(7.7)	11.5
Depreciation and amortisation	(212)	25.1	3.9	(759)	(7.3)	10.1
Net operating income	3,324	7.8	(3.0)	13,204	(4.3)	12.7
Net loan-loss provisions	(1,183)	14.0	1.7	(4,567)	(8.2)	7.1
Other income	(160)	0.7	(23.4)	(666)	(49.9)	(38.8)
Underlying profit before tax	1,981	5.0	(3.6)	7,971	6.3	25.3
Tax on profit	(695)	(5.8)	(13.9)	(2,904)	21.7	45.3
Underlying profit from continuing operations	1,286	11.9	3.0	5,067	(0.8)	16.1
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	1,286	11.9	3.0	5,067	(0.8)	16.1
Minority interests	218	7.9	6.1	840	3.2	14.2
Underlying attributable profit to the Group	1,068	12.8	2.4	4,228	(1.6)	16.5
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	1,068	12.8	2.4	4,228	(1.6)	16.5

Balance sheet
Loans and advances to customers	150,544	2.9	2.1	150,544	1.8	11.3
Cash, central banks and credit institutions	60,721	5.8	2.9	60,721	8.3	20.9
Debt securities	59,367	7.1	5.0	59,367	2.7	9.9
o/w: designated at fair value through other comprehensive income	30,351	10.7	8.7	30,351	(7.8)	(1.1)
Other financial assets	14,994	10.5	10.7	14,994	5.4	9.5
Other assets	17,731	6.3	3.6	17,731	2.6	13.2
Total assets	303,356	4.8	3.3	303,356	3.4	12.8
Customer deposits	142,576	0.3	(1.2)	142,576	(0.5)	9.3
Central banks and credit institutions	48,104	7.1	5.5	48,104	21.4	30.6
Debt securities issued	37,698	8.1	7.1	37,698	9.5	18.4
Other financial liabilities	36,851	17.7	15.4	36,851	2.1	10.9
Other liabilities	10,867	9.5	7.0	10,867	(1.4)	7.6
Total liabilities	276,095	4.9	3.4	276,095	4.4	13.9
Total equity	27,261	4.1	2.5	27,261	(5.8)	3.0

Other managed and marketed customer funds	78,322	0.2	(2.4)	78,322	(3.0)	7.1
Mutual funds	71,568	(0.2)	(2.9)	71,568	(3.9)	6.1
Pension funds	98	—	—	98	—	—
Managed portfolios	6,657	3.9	2.5	6,657	5.7	16.4

Pro memoria:
Gross loans and advances to customers excl. reverse repos	157,022	3.3	2.4	157,022	2.4	11.9
Funds (customer deposits excl. repos + mutual funds)	197,598	1.8	(0.0)	197,598	1.3	11.8

Ratios (%) and operating means
Underlying RoTE	19.08	1.15		19.12	1.18
Efficiency ratio (with amortisations)	40.0	4.0		37.7	(1.0)
NPL ratio	4.34	0.01		4.34	(0.12)
NPL coverage	97.3	0.2		97.3	12.3
Number of employees	90,196	0.7		90,196	1.3
Number of branches	5,803	(2.4)		5,803	(1.8)

Financial Report 2018         51

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∎ BRAZIL
(EUR million)
		QoQ			YoY
Income statement	Q4’18	%	% excl. FX	2018	%	% excl. FX
Net interest income	2,475	4.1	(1.2)	9,758	(3.2)	15.7
Net fee income	929	19.8	12.7	3,497	(3.9)	14.8
Gains (losses) on financial transactions	21	(32.0)	(36.0)	136	(73.4)	(68.2)
Other operating income	(29)	613.9	549.1	(46)	—	—
Gross income	3,396	6.8	1.2	13,345	(6.5)	11.7
Operating expenses	(1,191)	15.5	9.1	(4,482)	(11.8)	5.4
General administrative expenses	(1,091)	16.6	10.2	(4,065)	(11.1)	6.3
Personnel	(576)	6.6	0.9	(2,277)	(11.2)	6.0
Other general administrative expenses	(515)	30.3	22.9	(1,789)	(10.8)	6.5
Depreciation and amortisation	(101)	5.1	(0.9)	(417)	(18.2)	(2.3)
Net operating income	2,205	2.6	(2.7)	8,863	(3.6)	15.2
Net loan-loss provisions	(726)	9.3	2.8	(2,963)	(12.7)	4.2
Other income	(198)	13.6	8.3	(697)	(41.2)	(29.7)
Underlying profit before tax	1,281	(2.2)	(7.0)	5,203	12.8	34.8
Tax on profit	(529)	(13.6)	(17.3)	(2,264)	31.2	56.7
Underlying profit from continuing operations	752	7.7	2.0	2,940	1.8	21.7
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	752	7.7	2.0	2,940	1.8	21.7
Minority interests	89	12.5	6.6	335	(2.2)	16.8
Underlying attributable profit to the Group	663	7.1	1.4	2,605	2.4	22.3
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	663	7.1	1.4	2,605	2.4	22.3

Balance sheet
Loans and advances to customers	70,850	9.0	4.1	70,850	0.6	12.5
Cash, central banks and credit institutions	37,015	3.1	(1.6)	37,015	6.0	18.6
Debt securities	40,718	16.3	11.1	40,718	5.2	17.7
o/w: designated at fair value through other comprehensive income	19,221	15.5	10.3	19,221	(9.9)	0.8
Other financial assets	6,133	18.3	13.0	6,133	5.8	18.3
Other assets	11,320	1.6	(3.0)	11,320	(4.3)	7.1
Total assets	166,036	9.0	4.1	166,036	2.7	14.9
Customer deposits	68,306	(1.1)	(5.5)	68,306	(2.5)	9.0
Central banks and credit institutions	29,758	19.5	14.2	29,758	26.1	41.1
Debt securities issued	21,218	16.8	11.6	21,218	5.8	18.3
Other financial liabilities	24,241	24.2	18.6	24,241	1.9	14.0
Other liabilities	7,237	14.4	9.3	7,237	(4.0)	7.4
Total liabilities	150,760	9.3	4.4	150,760	3.9	16.3
Total equity	15,276	6.8	2.0	15,276	(8.3)	2.6

Other managed and marketed customer funds	57,174	2.0	(2.6)	57,174	(2.2)	9.4
Mutual funds	52,811	1.2	(3.3)	52,811	(3.6)	7.8
Pension funds	—	—	—	—	—	—
Managed portfolios	4,363	12.4	7.3	4,363	17.9	31.9

Pro memoria:
Gross loans and advances to customers excl. reverse repos	75,282	8.8	3.9	75,282	1.3	13.3
Funds (customer deposits excl. repos + mutual funds)	110,243	3.4	(1.3)	110,243	3.1	15.3

Ratios (%) and operating means
Underlying RoTE	19.30	(0.68)		19.77	2.86
Efficiency ratio (with amortisations)	35.1	2.7		33.6	(2.0)
NPL ratio	5.25	(0.01)		5.25	(0.04)
NPL coverage	106.9	(2.2)		106.9	14.3
Number of employees	46,914	0.5		46,914	(0.5)
Number of branches	3,438	(3.2)		3,438	(0.8)

52         Financial Report 2018

JANUARY - DECEMBER Appendix

∎ MEXICO
(EUR million)
		QoQ			YoY
Income statement	Q4’18	%	% excl. FX	2018	%	% excl. FX
Net interest income	733	0.7	3.0	2,763	6.2	13.2
Net fee income	181	(8.9)	(6.6)	756	0.9	7.5
Gains (losses) on financial transactions	2	(93.4)	(93.6)	101	(32.5)	(28.0)
Other operating income	(20)	(16.9)	(14.6)	(94)	135.3	150.7
Gross income	897	(3.7)	(1.4)	3,527	1.9	8.6
Operating expenses	(376)	(2.0)	0.3	(1,462)	5.8	12.8
General administrative expenses	(339)	(3.4)	(1.1)	(1,329)	5.6	12.5
Personnel	(176)	(2.4)	(0.2)	(679)	4.1	10.9
Other general administrative expenses	(163)	(4.4)	(2.2)	(649)	7.2	14.3
Depreciation and amortisation	(37)	13.5	16.5	(134)	8.0	15.1
Net operating income	521	(4.8)	(2.6)	2,064	(0.7)	5.8
Net loan-loss provisions	(215)	(5.4)	(3.3)	(830)	(8.2)	(2.2)
Other income	17	—	—	(3)	(91.3)	(90.8)
Underlying profit before tax	323	2.5	5.1	1,230	8.5	15.6
Tax on profit	(61)	(5.9)	(3.5)	(255)	10.9	18.2
Underlying profit from continuing operations	262	4.7	7.3	975	7.9	14.9
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	262	4.7	7.3	975	7.9	14.9
Minority interests	56	2.1	4.7	215	11.1	18.4
Underlying attributable profit to the Group	206	5.5	8.0	760	7.0	14.0
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	206	5.5	8.0	760	7.0	14.0

Balance sheet
Loans and advances to customers	30,632	(2.6)	0.6	30,632	15.8	10.0
Cash, central banks and credit institutions	12,403	8.2	11.7	12,403	24.6	18.4
Debt securities	14,142	(9.2)	(6.3)	14,142	3.4	(1.7)
o/w: designated at fair value through other comprehensive income	6,868	3.6	7.0	6,868	(1.5)	(6.3)
Other financial assets	5,683	2.4	5.8	5,683	1.0	(4.0)
Other assets	3,016	3.7	7.1	3,016	21.6	15.5
Total assets	65,876	(1.6)	1.6	65,876	13.2	7.6
Customer deposits	34,327	0.1	3.3	34,327	12.9	7.4
Central banks and credit institutions	9,536	(16.3)	(13.6)	9,536	15.6	9.9
Debt securities issued	6,194	(0.8)	2.4	6,194	19.9	13.9
Other financial liabilities	8,281	13.1	16.8	8,281	7.8	2.5
Other liabilities	2,168	6.9	10.4	2,168	21.9	15.9
Total liabilities	60,507	(1.3)	1.9	60,507	13.6	8.0
Total equity	5,369	(5.0)	(1.9)	5,369	8.8	3.4

Other managed and marketed customer funds	10,022	(10.8)	(7.9)	10,022	1.0	(3.9)
Mutual funds	9,925	(11.6)	(8.8)	9,925	0.1	(4.9)
Pension funds	98	—	—	98	—	—
Managed portfolios	—	—	—	—	—	—

Pro memoria:
Gross loans and advances to customers excl. reverse repos	31,192	(2.1)	1.1	31,192	15.7	10.0
Funds (customer deposits excl. repos + mutual funds)	38,630	(4.4)	(1.3)	38,630	8.7	3.3

Ratios (%) and operating means
Underlying RoTE	21.33	1.32		20.35	0.85
Efficiency ratio (with amortisations)	41.9	0.7		41.5	1.5
NPL ratio	2.43	0.02		2.43	(0.26)
NPL coverage	119.7	(0.8)		119.7	22.2
Number of employees	19,859	1.9		19,859	7.0
Number of branches	1,418	0.6		1,418	1.2

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∎ CHILE
(EUR million)
		QoQ			YoY
Income statement	Q4’18	%	% excl. FX	2018	%	% excl. FX
Net interest income	477	(0.7)	(0.1)	1,944	1.9	5.4
Net fee income	95	(6.2)	(5.6)	424	8.3	12.0
Gains (losses) on financial transactions	46	3.6	4.5	149	(30.1)	(27.7)
Other operating income	3	(33.7)	(32.5)	19	62.3	67.8
Gross income	622	(1.5)	(0.9)	2,535	0.5	3.9
Operating expenses	(258)	0.4	1.0	(1,045)	1.9	5.4
General administrative expenses	(229)	(0.8)	(0.2)	(937)	2.1	5.6
Personnel	(136)	(7.0)	(6.2)	(573)	(0.2)	3.3
Other general administrative expenses	(93)	10.0	10.3	(364)	6.0	9.6
Depreciation and amortisation	(28)	11.1	11.5	(107)	(0.3)	3.1
Net operating income	364	(2.8)	(2.2)	1,491	(0.5)	3.0
Net loan-loss provisions	(120)	2.5	3.1	(473)	2.5	6.0
Other income	31	63.2	61.6	103	345.6	360.9
Underlying profit before tax	275	(0.6)	(0.0)	1,121	5.8	9.5
Tax on profit	(49)	(13.1)	(12.3)	(220)	10.0	13.7
Underlying profit from continuing operations	226	2.5	3.0	901	4.9	8.5
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	226	2.5	3.0	901	4.9	8.5
Minority interests	73	6.9	7.3	287	4.9	8.5
Underlying attributable profit to the Group	153	0.6	1.2	614	4.9	8.5
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	153	0.6	1.2	614	4.9	8.5

Balance sheet
Loans and advances to customers	37,908	(2.7)	1.0	37,908	2.0	10.0
Cash, central banks and credit institutions	4,247	10.9	15.2	4,247	(1.7)	6.0
Debt securities	3,106	(17.4)	(14.2)	3,106	(25.0)	(19.2)
o/w: designated at fair value through other comprehensive income	3,009	(7.6)	(4.0)	3,009	(13.8)	(7.0)
Other financial assets	3,164	12.4	16.8	3,164	13.4	22.3
Other assets	2,486	33.5	38.7	2,486	27.6	37.5
Total assets	50,911	(0.6)	3.2	50,911	1.1	9.0
Customer deposits	25,908	1.9	5.8	25,908	(0.5)	7.3
Central banks and credit institutions	5,867	(5.1)	(1.5)	5,867	6.8	15.2
Debt securities issued	9,806	(2.4)	1.3	9,806	9.4	17.9
Other financial liabilities	3,535	(5.9)	(2.3)	3,535	(1.8)	5.9
Other liabilities	919	(13.1)	(9.8)	919	(24.8)	(18.9)
Total liabilities	46,035	(1.0)	2.8	46,035	1.6	9.5
Total equity	4,876	2.6	6.5	4,876	(3.1)	4.4

Other managed and marketed customer funds	9,712	1.1	5.0	9,712	(0.5)	7.3
Mutual funds	7,419	4.7	8.7	7,419	3.6	11.7
Pension funds	—	—	—	—	—	—
Managed portfolios	2,294	(9.0)	(5.6)	2,294	(11.7)	(4.8)

Pro memoria:
Gross loans and advances to customers excl. reverse repos	39,019	(2.8)	1.0	39,019	2.0	10.0
Funds (customer deposits excl. repos + mutual funds)	33,279	2.5	6.4	33,279	0.5	8.4

Ratios (%) and operating means
Underlying RoTE	18.29	(0.74)		18.39	0.50
Efficiency ratio (with amortisations)	41.5	0.8		41.2	0.6
NPL ratio	4.66	(0.12)		4.66	(0.30)
NPL coverage	60.6	1.0		60.6	2.4
Number of employees	12,008	0.0		12,008	2.9
Number of branches	381	(6.6)		381	(13.2)

54         Financial Report 2018

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∎ ARGENTINA
(EUR million)
		QoQ			YoY
Income statement	Q4’18	%	% excl. FX	2018	%	% excl. FX
Net interest income	327	—	8.8	768	(22.0)	52.5
Net fee income	192	—	12.3	448	(24.8)	47.0
Gains (losses) on financial transactions	60	258.6	(45.1)	170	15.2	125.3
Other operating income	(106)	41.5	2.5	(177)	—	—
Gross income	472	—	0.6	1,209	(30.8)	35.4
Operating expenses	(323)	—	10.7	(749)	(22.8)	51.0
General administrative expenses	(283)	—	12.1	(662)	(26.4)	43.9
Personnel	(139)	—	17.5	(324)	(27.3)	42.1
Other general administrative expenses	(144)	—	7.4	(338)	(25.5)	45.6
Depreciation and amortisation	(41)	304.7	2.0	(87)	23.7	141.8
Net operating income	149	—	(19.9)	460	(40.8)	15.8
Net loan-loss provisions	(99)	—	2.7	(231)	45.4	184.4
Other income	9	101.0	—	(45)	(51.5)	(5.2)
Underlying profit before tax	58	—	183.8	185	(64.9)	(31.4)
Tax on profit	(41)	—	2.6	(100)	(39.0)	19.2
Underlying profit from continuing operations	17	—	—	84	(76.7)	(54.4)
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	17	—	—	84	(76.7)	(54.4)
Minority interests	(0)	(76.9)	—	1	(71.9)	(45.2)
Underlying attributable profit to the Group	17	—	—	84	(76.7)	(54.5)
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	17	—	—	84	(76.7)	(54.5)

Balance sheet
Loans and advances to customers	5,334	(10.5)	(18.9)	5,334	(31.7)	30.1
Cash, central banks and credit institutions	5,096	26.3	14.3	5,096	6.9	103.7
Debt securities	825	72.4	56.1	825	498.9	—
o/w: designated at fair value through other comprehensive income	806	86.2	68.5	806	569.6	—
Other financial assets	6	(64.8)	(68.2)	6	(9.7)	72.1
Other assets	742	25.6	13.7	742	1.4	93.2
Total assets	12,003	8.3	(1.9)	12,003	(10.8)	70.0
Customer deposits	8,809	9.4	(1.0)	8,809	(13.9)	64.0
Central banks and credit institutions	848	(20.8)	(28.3)	848	41.4	169.4
Debt securities issued	422	12.4	1.7	422	105.0	290.4
Other financial liabilities	743	11.9	1.3	743	(24.3)	44.3
Other liabilities	307	16.5	5.5	307	26.0	139.9
Total liabilities	11,130	6.7	(3.4)	11,130	(9.3)	72.8
Total equity	872	34.2	21.5	872	(26.3)	40.5

Other managed and marketed customer funds	1,382	13.5	2.8	1,382	(47.3)	0.4
Mutual funds	1,382	13.5	2.8	1,382	(47.3)	0.4
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—

Pro memoria:
Gross loans and advances to customers excl. reverse repos	5,574	(3.9)	(13.0)	5,574	(26.7)	39.5
Funds (customer deposits excl. repos + mutual funds)	10,191	9.9	(0.5)	10,191	(20.7)	51.0

Ratios (%) and operating means
Underlying RoTE	1.43	n.s.		11.83	(20.19)
Efficiency ratio (with amortisations)	68.5	n.s.		61.9	6.4
NPL ratio	3.17	0.70		3.17	0.67
NPL coverage	135.0	11.0		135.0	34.9
Number of employees	9,324	(0.4)		9,324	0.5
Number of branches	468	(2.7)		468	(2.9)

Financial Report 2018         55

JANUARY - DECEMBER Appendix

∎ UNITED STATES
(EUR million)
		QoQ			YoY
Income statement	Q4’18	%	% excl. FX	2018	%	% excl. FX
Net interest income	1,553	16.1	14.5	5,391	(3.2)	1.3
Net fee income	217	4.7	2.9	859	(11.6)	(7.4)
Gains (losses) on financial transactions	11	(48.7)	(51.3)	72	669.2	705.0
Other operating income	185	9.9	8.0	628	53.1	60.3
Gross income	1,967	13.4	11.6	6,949	(0.1)	4.5
Operating expenses	(795)	6.3	4.5	(3,015)	(5.7)	(1.3)
General administrative expenses	(742)	7.9	6.1	(2,787)	(3.0)	1.5
Personnel	(402)	1.1	(0.7)	(1,580)	(5.1)	(0.6)
Other general administrative expenses	(340)	17.1	15.5	(1,208)	(0.3)	4.4
Depreciation and amortisation	(53)	(12.1)	(14.2)	(228)	(29.6)	(26.3)
Net operating income	1,172	18.7	17.1	3,934	4.6	9.5
Net loan-loss provisions	(945)	45.5	44.0	(2,618)	(5.8)	(1.4)
Other income	(57)	(17.6)	(19.7)	(199)	122.1	132.5
Underlying profit before tax	170	(36.6)	(39.2)	1,117	25.2	31.0
Tax on profit	(47)	(49.3)	(52.1)	(347)	35.5	41.9
Underlying profit from continuing operations	123	(29.8)	(32.3)	770	21.1	26.7
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	123	(29.8)	(32.3)	770	21.1	26.7
Minority interests	31	(38.1)	(40.8)	218	(4.5)	(0.0)
Underlying attributable profit to the Group	92	(26.4)	(28.9)	552	35.4	41.7
Net capital gains and provisions*	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	92	(26.4)	(28.9)	552	66.2	74.0
(*) In 2017, fiscal reform, provisions for hurricanes, increased stake in Santander Consumer USA and other (EUR 76 million)

Balance sheet
Loans and advances to customers	85,564	7.1	5.9	85,564	18.9	13.5
Cash, central banks and credit institutions	16,442	15.0	13.7	16,442	23.6	18.0
Debt securities	13,160	(0.7)	(1.8)	13,160	(4.9)	(9.2)
o/w: designated at fair value through other comprehensive income	9,822	(0.0)	(1.1)	9,822	(16.6)	(20.4)
Other financial assets	4,291	(15.9)	(16.8)	4,291	27.4	21.6
Other assets	15,585	6.4	5.3	15,585	30.8	24.9
Total assets	135,043	6.2	5.0	135,043	18.1	12.7
Customer deposits	57,568	(2.3)	(3.3)	57,568	12.5	7.4
Central banks and credit institutions	16,505	25.5	24.1	16,505	3.9	(0.8)
Debt securities issued	37,564	22.3	21.0	37,564	43.5	37.0
Other financial liabilities	3,098	(29.8)	(30.6)	3,098	23.8	18.2
Other liabilities	3,798	(0.6)	(1.7)	3,798	10.5	5.5
Total liabilities	118,532	6.8	5.6	118,532	19.5	14.1
Total equity	16,511	2.0	0.9	16,511	8.6	3.7

Other managed and marketed customer funds	16,291	(2.9)	(3.9)	16,291	(0.9)	(5.3)
Mutual funds	8,176	(3.3)	(4.3)	8,176	(2.3)	(6.7)
Pension funds	—	—	—	—	—	—
Managed portfolios	8,115	(2.5)	(3.6)	8,115	0.6	(3.9)

Pro memoria:
Gross loans and advances to customers excl. reverse repos	83,696	3.7	2.6	83,696	11.0	6.0
Funds (customer deposits excl. repos + mutual funds)	64,239	3.6	2.5	64,239	8.3	3.4

Ratios (%) and operating means
Underlying RoTE	2.58	(1.04)		4.12	0.99
Efficiency ratio (with amortisations)	40.4	(2.7)		43.4	(2.6)
NPL ratio	2.92	(0.08)		2.92	0.13
NPL coverage	142.8	(2.7)		142.8	(27.4)
Number of employees	17,309	0.0		17,309	(1.4)
Number of branches	660	(0.6)		660	(3.4)

56         Financial Report 2018

JANUARY - DECEMBER Appendix

∎ CORPORATE CENTRE
(EUR million)

Income statement	Q4’18	Q3’18%		2018	2017	%
Net interest income	(249)	(241)	3.5	(947)	(851)	11.3
Net fee income	(28)	(24)	14.6	(69)	(38)	82.4
Gains (losses) on financial transactions	(4)	10	—	11	(227)	—
Other operating income	(14)	(2)	497.4	(23)	(104)	(78.1)
Gross income	(295)	(257)	14.7	(1,028)	(1,220)	(15.7)
Operating expenses	(128)	(123)	4.2	(495)	(476)	3.9
Net operating income	(423)	(380)	11.3	(1,523)	(1,696)	(10.2)
Net loan-loss provisions	(21)	(28)	(24.9)	(115)	(45)	154.9
Other income	47	(55)	—	(101)	(181)	(44.5)
Underlying profit before tax	(397)	(463)	(14.2)	(1,739)	(1,923)	(9.6)
Tax on profit	29	7	308.2	20	32	(36.8)
Underlying profit from continuing operations	(368)	(456)	(19.2)	(1,718)	(1,890)	(9.1)
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	(368)	(456)	(19.2)	(1,718)	(1,890)	(9.1)
Minority interests	1	(0)	—	2	(1)	—
Underlying attributable profit to the Group	(369)	(456)	(18.9)	(1,721)	(1,889)	(8.9)
Net capital gains and provisions*	—	—	—	(40)	(436)	(90.8)
Attributable profit to the Group	(369)	(456)	(18.9)	(1,761)	(2,326)	(24.3)
(*) In 2018, restructuring costs (EUR -40 million). In 2017, charges for equity stakes and intangible assets (EUR -130 million)

Balance sheet
Debt securities	377	330	14.5	377	1,768	(78.7)
Goodwill	25,466	24,956	2.0	25,466	25,769	(1.2)
Capital assigned to Group areas	81,112	81,336	(0.3)	81,112	81,791	(0.8)
Other financial assets	14,763	20,307	(27.3)	14,763	7,841	88.3
Other assets	17,917	14,417	24.3	17,917	14,929	20.0
Total assets	139,634	141,346	(1.2)	139,634	132,099	5.7
Debt securities issued	41,783	42,948	(2.7)	41,783	35,030	19.3
Other financial liabilities	1,568	916	71.2	1,568	2,127	(26.3)
Other liabilities	8,206	7,922	3.6	8,206	8,092	1.4
Total liabilities	51,557	51,786	(0.4)	51,557	45,248	13.9
Total equity	88,077	89,561	(1.7)	88,077	86,850	1.4

Other managed and marketed customer funds	7	7	0.6	7	2	239.5
Mutual funds	7	7	0.6	7	2	239.5
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—

Resources
Number of employees	1,764	1,805	(2.3)	1,764	1,784	(1.1)

Financial Report 2018         57

JANUARY - DECEMBER Appendix

∎ RETAIL BANKING
(EUR million)
		QoQ			YoY

Income statement	Q4’18%		% excl. FX	2018	%	% excl. FX
Net interest income	8,500	7.3	2.4	32,522	0.6	8.8
Net fee income	2,334	12.9	3.1	8,946	(3.9)	6.0
Gains (losses) on financial transactions	238	8.9	0.9	720	6.0	11.0
Other operating income	34	(83.4)	(76.7)	644	11.0	15.7
Gross income	11,106	6.7	1.2	42,832	(0.2)	8.3
Operating expenses	(5,025)	12.0	4.4	(19,255)	(2.1)	5.8
Net operating income	6,081	2.6	(1.4)	23,577	1.5	10.5
Net loan-loss provisions	(2,354)	15.7	8.6	(8,461)	2.2	13.0
Other income	(608)	59.2	42.4	(1,707)	(28.7)	(20.7)
Underlying profit before tax	3,119	(11.1)	(12.4)	13,408	6.8	14.6
Tax on profit	(960)	(19.4)	(21.6)	(4,329)	12.6	22.2
Underlying profit from continuing operations	2,159	(6.8)	(7.7)	9,080	4.2	11.3
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	2,159	(6.8)	(7.7)	9,080	4.2	11.3
Minority interests	296	(7.8)	(8.5)	1,287	2.4	8.4
Underlying attributable profit to the Group	1,863	(6.7)	(7.5)	7,793	4.5	11.7
Net capital gains and provisions*	46	—	—	(214)	(51.6)	(51.3)
Attributable profit to the Group	1,909	(4.4)	(5.3)	7,579	8.1	16.0

(*)In 2018, charges related to integrations (mainly restructuring costs), net of tax impacts, in Spain (EUR -280 million) and Portugal (EUR 20 million) and Badwill in Poland (EUR 45 million). In 2017, integration costs (Popular: EUR -300 million and Germany: EUR -85 million), USA fiscal reform (EUR 73 million) and in the US provisions for hurricanes, increased stake in Santander Consumer USA and other (EUR -149 million)

∎ CORPORATE & INVESTMENT BANKING
(EUR million)
		QoQ			YoY
Income statement	Q4’18%		% excl. FX	2018	%	% excl. FX
Net interest income	713	24.4	12.2	2,378	(2.6)	7.6
Net fee income	379	14.8	7.1	1,512	(7.1)	0.3
Gains (losses) on financial transactions	179	(31.8)	(46.0)	1,004	(17.2)	(5.8)
Other operating income	72	153.0	144.1	194	(12.6)	(11.1)
Gross income	1,343	12.5	0.3	5,087	(7.6)	1.7
Operating expenses	(551)	5.1	(1.3)	(2,105)	3.8	10.7
Net operating income	792	18.2	1.4	2,982	(14.2)	(3.7)
Net loan-loss provisions	(56)	33.9	21.0	(217)	(68.5)	(66.1)
Other income	(43)	78.7	76.3	(108)	49.2	64.8
Underlying profit before tax	693	14.7	(2.6)	2,657	(2.0)	11.1
Tax on profit	(205)	12.1	(5.5)	(792)	5.6	21.8
Underlying profit from continuing operations	488	15.9	(1.3)	1,865	(5.0)	7.2
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	488	15.9	(1.3)	1,865	(5.0)	7.2
Minority interests	41	11.1	6.8	160	(12.2)	(2.8)
Underlying attributable profit to the Group	447	16.3	(2.0)	1,705	(4.2)	8.2
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	447	16.3	(2.0)	1,705	(4.2)	8.2

58         Financial Report 2018

JANUARY - DECEMBER Appendix

∎ WEALTH MANAGEMENT
(EUR million)
		QoQ			YoY
Income statement	Q4’18	%	% excl. FX	2018	%	% excl. FX
Net interest income	109	4.7	(1.6)	420	4.0	11.9
Net fee income	271	1.8	(1.8)	1,097	56.7	62.7
Gains (losses) on financial transactions	25	90.6	74.0	62	64.5	74.2
Other operating income	(11)	23.2	17.8	(36)	—	—
Gross income	393	5.2	0.5	1,543	27.3	34.1
Operating expenses	(181)	0.8	(1.9)	(730)	38.3	45.6
Net operating income	212	9.2	2.7	813	18.8	25.3
Net loan-loss provisions	(5)	—	—	(9)	(4.9)	(1.6)
Other income	2	—	—	(8)	(5.3)	(2.7)
Underlying profit before tax	209	10.2	3.5	797	19.5	26.0
Tax on profit	(64)	19.3	12.0	(234)	41.9	49.5
Underlying profit from continuing operations	145	6.6	0.2	563	12.1	18.3
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	145	6.6	0.2	563	12.1	18.3
Minority interests	9	5.3	3.4	35	42.0	54.0
Underlying attributable profit to the Group	136	6.7	(0.0)	528	10.6	16.5
Net capital gains and provisions*	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	136	6.7	(0.0)	528	15.1	21.3

(*) Tax reform in the US in 2017

Financial Report 2018         59

JANUARY - DECEMBER Alternative performance measures

ALTERNATIVE PERFORMANCE MEASURES (APM)

Below we set out information on alternative performance measures in order to comply with the Guidelines on Alternative Performance Measures published by the European Securities and Markets Authority, ESMA, on 5 October 2015 (Guidelines on Alternative Performance Measures, ESMA/2015/1415en).

•

The Group uses the following indicators for managing its business. They enable profitability and efficiency, credit portfolio quality, the volume of tangible equity per share and the net loan-to-deposit ratio to be measured, analysing their evolution over time and comparing them with those of our competitors.

–

The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortisation costs are needed to generate revenue.

–	The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

–	The capitalisation indicator provides information on the volume of tangible equity per share.

–

Other indicators are also included. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits. The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

•	Impact of exchange rate movements on profit and loss accounts

The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.

Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate of 2018 to all periods contemplated in the analysis. The average exchange rates for the main currencies in which the Group operates are set out on page 9.

•	Impact of exchange rate movements on the balance sheet

The Group presents, at both the Group level as well as the business unit level, the real changes in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.

These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of December 2018 to all periods contemplated in the analysis. The end-of-period exchange rates for the main currencies in which the Group operates are set out on page 9.

•	Impact of non-recurring items on the consolidated profit and loss accounts

With regard to the results, a summary of the consolidated profit and loss accounts for 2018 and 2017 can be found on page 66. In these accounts, results are included in their corresponding accounting item, even when, in the Group’s opinion, they distort the comparison between periods.

Therefore, summarised profit and loss accounts for 2018 and of 2017 and for the previous two quarters of 2018 on page 10. In these accounts, results, including those of said items, net of tax and minority interests, are included in a separate line which the Group names net capital gains and provisions just above the Group’s attributable profit. The Group believes that this statement explains more clearly the changes in the income statement. Those capital gains and provisions considered as non-recurring are subtracted from each of the income statement lines where they were naturally recorded.

60         Financial Report 2018

JANUARY - DECEMBER Alternative performance measures

Additionally, for informational purposes, the following table reconciles attributable profit by isolating the non-recurring impacts in the given periods. Further information on “net capital gains and provisions” is included on pages 10 and 11.

∎ ADJUSTED ATTRIBUTABLE PROFIT TO THE GROUP
EUR Million
	Q4’18	Q3’18	Chg. (%)	2018	2017	Chg. (%)
Unadjusted attributable profit to the Santander Group	2,068	1,990	+4%	7,810	6,619	+18%
(-) Net capital gains and provisions	46	—	—	(254)	(897)	(72%)
Adjusted attributable profit to the Santander Group	2,022	1,990	+2%	8,064	7,516	+7%

The definitions of each of the previously-mentioned indicators and how they are calculated are given below:

Profitability and Efficiency
Ratio	Formula	Relevance of the metric

RoE (Return on equity)	Group’s attributable profit Average stockholders’ equity* (excl. minority interests)	This ratio measures the return that shareholders obtain on the funds invested in the entity and as such measures the company’s ability to pay shareholders.

RoTE (Return on tangible equity)	Group’s attributable profit Average stockholders’ equity* (excl. minority interests) - intangible assets	This is a very common indicator, used to evaluate the profitability of the company as a percentage of a its tangible equity. It’s measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.

Underlying RoTE	Group’s underlying attributable profit Average stockholders’ equity* (excl. minority interests) - intangible assets	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding net capital gains and provisions.

RoA (Return on assets)	Consolidated profit Average total assets	This metric, commonly used by analysts, measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company’s total funds in generating profit over a given period.

RoRWA (Return on risk weighted assets)	Consolidated profit Average risk weighted assets	The return adjusted for risk is an derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank’s risk weighted assets.

Underlying RoRWA	Underlying consolidated profit Average risk weighted assets	This relates the underlying profit (excluding net capital gains and provisions) to the bank’s risk weighted assets.

Efficiency	Operating expenses** Gross income	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank’s operating income.

Financial Report 2018         61

JANUARY - DECEMBER Alternative performance measures

Credit risk
Ratio	Formula	Relevance of the metric

NPL ratio (Non-performing loans ratio)	Non-performing loans and advances to customers, customer guarantees and customer commitments granted Total Risk***	The NPL ratio is an important variable regarding financial institutions’ activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be non-performing as a percentage of the total outstanding amount of customer credit and contingent liabilities.

Coverage ratio

Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted

Non-performing loans and advances to customers, customer guarantees and customer commitments granted

The coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the non-performing assets (credit risk). Therefore it is a good indicator of the entity’s solvency against client defaults both present and future.

Cost of Credit	Allowances for loan-loss provisions over the last 12 months Average loans and advances to customers over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Market Capitalisation
Ratio	Formula	Relevance of the metric

TNAV per share (Tangible net asset value per share)	Tangible book value**** Number of shares excluding treasury stock Formula	This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.

Other indicators
Ratio	Formula	Relevance of the metric

LtD (Loan-to-deposit)	Net loans and advances to customers Customer deposits	This is an indicator of the bank’s liquidity. It measures the total (net) loans and advances to customers as a percentage of customer funds.

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management)	Net profit + Fees paid from Santander Asset Management to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management’s total contribution to Grupo Santander profits

(*) Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Group attributable profit + Dividends

(**) Operating expenses: General administrative expenses + Depreciation and amortisation

(***) Total risk = Total loans & advances and guarantees to customers (performing and non-performing) + non-performing contingent liabilities

(****) Tangible book value = Stockholders’ equity—intangible assets

62         Financial Report 2018

JANUARY - DECEMBER Alternative performance measures

Finally, below the numerical value of each indicator is given for each period.

Profitability and efficiency	Q4’18	Q3’18	2018	20’17

RoE	8.46%	8.43%	8.21%	7.14%
Attributable profit to the Group	8,138	7,957	7,810	6,619
Average stockholders’ equity (excluding minority interests)	96,187	94,391	95,071	92,638

RoTE	12.00%	11.95%	11.70%	10.41%
Attributable profit to the Group	8,138	7,957	7,810	6,619
Average stockholders’ equity (excl. minority interests) - intangible assets	67,815	66,578	66,740	63,594

Underlying RoTE	11.93%	11.95%	12.08%	11.82%
Underlying attributable profit to the Group	8,092	7,957	8,064	7,516
Average stockholders’ equity (excl. minority interests) - intangible assets	67,815	66,578	66,740	63,594

RoA	0.65%	0.66%	0.64%	0.58%
Consolidated profit	9,522	9,424	9,292	8,205
Average total assets	1,459,756	1,431,897	1,442,861	1,407,681

RoRWA	1.60%	1.59%	1.55%	1.35%
Consolidated profit	9,522	9,424	9,292	8,205
Average risk weighted assets	593,562	592,061	598,741	606,308

Underlying RoRWA	1.60%	1.59%	1.59%	1.48%
Underlying consolidated profit	9,476	9,424	9,546	8,963
Average risk weighted assets	593,562	592,061	598,741	606,308

Efficiency ratio	47.3%	45.7%	47.0%	47.4%
Operating expenses	5,936	5,361	22,779	22,918
Gross income	12,542	11,720	48,424	48,392

Credit risk	Dec-18	Sep-18	Dec-18	Dec-17

NPL ratio	3.73%	3.87%	3.73%	4.08%
Non-performing loans and advances to customers customer guarantees and customer commitments granted	35,692	36,332	35,692	37,596
Total risk	958,153	939,685	958,153	920,968

Coverage ratio	67.4%	67.9%	67.4%	65.2%
Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	24,061	24,685	24,061	24,529
Non-performing loans and advances to customers customer guarantees and customer commitments granted	35,692	36,332	35,692	37,596

Cost of credit	1.00%	0.98%	1.00%	1.07%
Allowances for loan-loss provisions over the last 12 months	8,873	8,600	8,873	9,111
Average loans and advances to customers over the last 12 months	887,028	879,772	887,028	853,479

Market capitalization	Dec-18	Sep-18	Dec-18	Dec-17

TNAV (tangible book value) per share	4.19	4.16	4.19	4.15
Tangible book value	67,912	67,122	67,912	66,985
Number of shares excl. treasury stock (million)	16,224	16,125	16,224	16,132

Other	Dec-18	Sep-18	Dec-18	Dec-17

Loan-to-deposit ratio	113%	111%	113%	109%
Net loans and advances to customers	882,921	866,226	882,921	848,914
Customer deposits	780,496	778,751	780,496	777,730

	Q4’18	Q3’18	2018	2017

PAT + After tax fees paid to SAN (in Wealth Management) (Constant EUR million)	253	255	1,015	902
Profit after taxes	143	142	563	476
Net fee income net of tax	111	113	452	426

Notes:

(1)

Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 4 months’ worth of data in the case of quarterly figures (from September to December in Q4 and June to September in Q3) and 13 months in the case of annual figures (December to December).

(2)

For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualised underlying attributable profit to which said results are added without annualising.

(3)

For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualised underlying consolidated profit, to which said results are added without annualising.

(4)	The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

Financial Report 2018         63

JANUARY - DECEMBER Condensed consolidated financial statements

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

• CONSOLIDATED BALANCE SHEET

• CONSOLIDATED INCOME STATEMENT

NOTE:

The financial information for 2018 and 2017 (attached herewith) corresponds to that included in the consolidated summarised financial statements at these dates, drawn up in accordance with the International Accounting Standards (IAS) 34, Interim Financial Information. The accounting policies and methods used are those established by the International Financial Reporting Standards adopted by the European Union (IFRS-EU), Circular 4/2017 of the Bank of Spain, which replaces Circular 4/2004 for those years starting as of 1 January 2018, and the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

∎ CONDENSED CONSOLIDATED BALANCE SHEET (EUR million)
Assets	Dec-18	Dec-17
Cash, cash balances at central banks and other deposits on demand	113,663	110,995
Financial assets held for trading	92,879	125,458
Memorandum items:lent or delivered as guarantee with disposal or pledge rights	23,495	50,891
Non-trading financial assets mandatorily at fair value through profit or loss	10,730
Memorandum items:lent or delivered as guarantee with disposal or pledge rights	—
Financial assets designated at fair value through profit or loss	57,460	34,782
Memorandum items:lent or delivered as guarantee with disposal or pledge rights	6,477	5,766
Financial assets at fair value through other comprehensive income	121,091
Memorandum items:lent or delivered as guarantee with disposal or pledge rights	35,558
Financial assets available-for-sale		133,271
Memorandum items:lent or delivered as guarantee with disposal or pledge rights		43,079
Financial assets at amortised cost	946,099
Memorandum items:lent or delivered as guarantee with disposal or pledge rights	18,271
Loans and receivables		903,013
Memorandum items:lent or delivered as guarantee with disposal or pledge rights		8,147
Investments held-to-maturity		13,491
Memorandum items:lent or delivered as guarantee with disposal or pledge rights		6,996
Hedging derivatives	8,607	8,537
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,088	1,287
Investments	7,588	6,184
Joint ventures companies	979	1,987
Associated entities	6,609	4,197
Assets under insurance or reinsurance contracts	324	341
Tangible assets	26,157	22,974
Property, plant and equipment	24,594	20,650
For own-use	8,150	8,279
Leased out under an operating lease	16,444	12,371
Investment property	1,563	2,324
Of which Leased out under an operating lease	1,195	1,332
Memorandum ítems:acquired in financial lease	98	96
Intangible assets	28,560	28,683
Goodwill	25,466	25,769
Other intangible assets	3,094	2,914
Tax assets	30,251	30,243
Current tax assets	6,993	7,033
Deferred tax assets	23,258	23,210
Other assets	9,348	9,766
Insurance contracts linked to pensions	210	239
Inventories	147	1,964
Other	8,991	7,563
Non-current assets held for sale	5,426	15,280
TOTAL ASSETS	1,459,271	1,444,305

64         Financial Report 2018

JANUARY - DECEMBER Condensed consolidated financial statements

∎ CONDENSED CONSOLIDATED BALANCE SHEET (EUR million)
Liabilities	Dec-18	Dec-17
Financial liabilities held for trading	70,343	107,624
Financial liabilities designated at fair value through profit or loss	68,058	59,616
Memorandum ítems:subordinated liabilities	—	—
Financial liabilities at amortised cost	1,171,630	1,126,069
Memorandum ítems:subordinated liabilities	23,820	21,510
Hedging derivatives	6,363	8,044
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	303	330
Liabilities under insurance or reinsurance contracts	765	1,117
Provisions	13,225	14,489
Pensions and other post-retirement obligations	5,558	6,345
Other long term employee benefits	1,239	1,686
Taxes and other legal contingencies	3,174	3,181
Contingent liabilities and commitments	779	617
Other provisions	2,475	2,660
Tax liabilities	8,135	7,592
Current tax liabilities	2,567	2,755
Deferred tax liabilities	5,568	4,837
Other liabilities	13,088	12,591
Liabilities associated with non-current assets held for sale	—	—
TOTAL LIABILITIES	1,351,910	1,337,472

Equity
Shareholders’ equity	118,613	116,265
Capital	8,118	8,068
Called up paid capital	8,118	8,068
Unpaid capital which has been called up	—	—
Share premium	50,992	51,053
Equity instruments issued other than capital	565	525
Equity component of the compound financial instrument	—	—
Other equity instruments issued	565	525
Other equity	234	216
Accumulated retained earnings	56,756	53,437
Revaluation reserves	—	—
Other reserves	(3,566)	(1,602)
(-) Own shares	(59)	(22)
Profit attributable to shareholders of the parent	7,810	6,619
(-) Interim dividends	(2,237)	(2,029)
Other comprehensive income	(22,141)	(21,776)
Items not reclassified to profit or loss	(2,936)	(4,034)
Items that may be reclassified to profit or loss	(19,205)	(17,742)
Non-controlling interest	10,889	12,344
Other comprehensive income	(1,292)	(1,436)
Other elements	12,181	13,780
TOTAL EQUITY	107,361	106,833
TOTAL LIABILITIES AND EQUITY	1,459,271	1,444,305

MEMORANDUM ITEMS
Loans commitment granted	218,083	207,671
Financial guarantees granted	11,723	14,499
Other commitments granted	74,389	64,917

Financial Report 2018         65

JANUARY - DECEMBER Condensed consolidated financial statements

∎ CONDENSED CONSOLIDATED INCOME STATEMENT (EUR million)
	2018	2017
Interest income	54,325	56,041
Financial assets at fair value through other comprehensive income	4,481	4,384
Financial assets at amortised cost	47,560	49,096
Other interest income	2,284	2,561
Interest expense	(19,984)	(21,745)
Net interest income	34,341	34,296
Dividend income	370	384
Share of results of entities accounted for using the equity method	737	704
Commission income	14,664	14,579
Commission expense	(3,179)	(2,982)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	604	404
Financial assets at amortised cost	39
Other financial assets and liabilities	565
Gain or losses on financial assets and liabilities held for trading, net	1,515	1,252
Reclassification of financial assets at fair value through other comprehensive income	—
Reclassification of financial assets at amortised cost	—
Other gains (losses)	1,515
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	331
Reclassification of financial assets at fair value through other comprehensive income	—
Reclassification of financial assets at amortised cost	—
Other gains (losses)	331
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	(57)	(85)
Gain or losses from hedge accounting, net	83	(11)
Exchange differences, net	(679)	105
Other operating income	1,643	1,618
Other operating expenses	(2,000)	(1,966)
Income from assets under insurance and reinsurance contracts	3,175	2,546
Expenses from liabilities under insurance and reinsurance contracts	(3,124)	(2,489)
Gross income	48,424	48,355
Administrative expenses	(20,354)	(20,400)
Staff costs	(11,865)	(12,047)
Other general administrative expenses	(8,489)	(8,353)
Depreciation and amortisation cost	(2,425)	(2,593)
Provisions or reversal of provisions, net	(2,223)	(3,058)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net	(8,986)	(9,259)
Financial assets at fair value with changes in other comprehensive income	(1)
Financial assets at amortized cost	(8,985)
Financial assets measured at cost		(8)
Financial assets available-for-sale		(10)
Loans and receivables		(9,241)
Held-to-maturity investments		—
Impairment of investments in subsidiaries, joint ventures and associates, net	(17)	(13)
Impairment on non-financial assets, net	(190)	(1,260)
Tangible assets	(83)	(72)
Intangible assets	(117)	(1,073)
Others	10	(115)
Gain or losses on non financial assets and investments, net	28	522
Negative goodwill recognised in results	67	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(123)	(203)
Profit or loss before tax from continuing operations	14,201	12,091
Tax expense or income from continuing operations	(4,886)	(3,884)
Profit for the period from continuing operations	9,315	8,207
Profit or loss after tax from discontinued operations	—	—
Profit for the period	9,315	8,207
Profit attributable to non-controlling interests	1,505	1,588
Profit attributable to the parent	7,810	6,619
Earnings per share
Basic	0.449	0.404
Diluted	0.448	0.403

66         Financial Report 2018

JANUARY - DECEMBER

NOTE

i. Important information

In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this report certain alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/2015/1415en) as well as non-IFRS measures (“Non-IFRS Measures”). The APMs and Non-IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited. These APMs and Non-IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS. Moreover, the way the Santander Group defines and calculates these APMs and Non-IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please also see Section 26 of the Documento de Registro de Acciones for Banco Santander, S.A. (“Santander”) filed with the Spanish Securities Exchange Commission (the “CNMV”) on 28 June 2018 (the “Share Registration Document”) and Item 3A of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission of the United States of America (the “SEC”) on 28 March 2018 (the “Form 20-F”). These documents are available on Santander’s website (www.santander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Santander cautions that this financial report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this report and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Form

20-F– under “Key Information-Risk Factors”- and in the Share Registration Document–under “Risk Factors”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this report and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The information contained in this report is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this report. No investment activity should be undertaken on the basis of the information contained in this report. In making this report available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this report is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this report should be construed as a profit forecast.

Financial Report 2018         67

Investor Relations

Ciudad Grupo Santander

Edificio Pereda, 2nd floor

Avda de Cantabria s/n

28660 Boadilla del Monte

Madrid (Spain)

Tel: +34 (91) 259 65 14 / +34 (91) 259 65 20

Fax: +34 (91) 257 02 45

e-mail: investor@gruposantander.com

Legal Head Office:

Paseo Pereda 9-12, Santander (Spain)

Tel: +34 (942) 20 61 00

Operational Head Office:

Ciudad Grupo Santander

Avda. de Cantabria s/n

28660 Boadilla del Monte, Madrid (Spain)

www.santander.com

Item 3

30 January 2019 2018 Earnings Presentation Ana Botín Group Executive Chairman José Antonio Álvarez Group CEO

Information In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this presentation certain alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/2015/1415en) as well as non-IFRS measures (“Non-IFRS Measures”). The APMs and Non-IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited. These APMs and Non-IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS. Moreover, the way the Santander Group defines and calculates these APMs and Non-IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see Q4 2018 Financial Report, published as Relevant Fact on 30 January 2019, Section 26 of the Documento de Registro de Acciones for Banco Santander, S.A. (“Santander”) filed with the Spanish Securities Exchange Commission (the “CNMV”) on 28 June 2018 (the “Share Registration Document”) and Item 3A of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission of the United States of America (the “SEC”) on 28 March 2018 (the “Form 20-F”). These documents are available on Santander’s website (www.santander.com). The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Santander cautions that this presentation contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Form 20-F– under “Key Information-Risk Factors”- and in the Share Registration Document–under “Risk Factors”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Important Information Forward-looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

2018 performance ahead of plan as we continued to invest for our customers Accelerating the implementation of our commercial & digital transformation for our 144 Mn customers Group & Business areas review Key takeaways & mid-term targets

2018 was an excellent year… Change vs.2017 EUR mn 2018% % constant € Net interest income 34,341 0 9 Fee income 11,485 -1 9 Customer revenues 45,826 0 9 ROF and other 2,598 4 14 Gross income 48,424 0 9 Operating expenses -22,779 -1 7 Net operating income 25,645 1 11 Net loan-loss provisions -8,873 -3 7 PBT 14,776 9 20 Underlying attributable profit 8,064 7 18 Attributable profit 7,810 18 32

…we delivered strong results in a sustainable way… 2018 (vs. 2017) Growth Profitability Strength Loyal customers Underlying RoTE FL CET1 19.9 Mn (+15%) 12.1% (+26 bps) 11.30% (+46 bps) Customer revenues Cost-to-income NPL ratio €45.8 Bn (+9%1) 47% (-40 bps) 3.73% (-35 bps)

and we have successfully completed our 3 year plan 2015 2018 Loyal customers (Mn) 13.8 19.9 Digital customers (Mn) 16.6 32.0 Fee income1 - ~10% Cost of credit 1.25% 1.12%2 Cost-to-income 48% 47% EPS growth - 11.2% DPS (€) 0.20 0.233 FL CET1 10.05% 11.30% RoTE4 10.0% 11.7% (1) % change (constant euros), 2018 figure relates to 2015-18 CAGR (2) 2018 figure relates to 2015-18 average (3) Total dividend charged to 2018 earnings is subject to the Board and 2019 AGM approval (4) Underlying RoTE 2015: 11.0%. Underlying RoTE 2018 12.1% Note: 2015 metrics have been re-stated to reflect the capital increase

3 year plan achievements Our loyalty strategy is built around a virtuous cycle in which a committed team generates customer loyalty leading to strong financial results Team engagement Loyal customers (Mn) Fee income RoTE1 (Constant €Bn) +7pp +44% +31% +171bps 82% 19.9 11.5 11.7% 8.7 13.8 75% 10.0% 2015 2018 2015 2018 2015 2018 2015 2018 Growth Profitability Strength (1) Underlying RoTE 2015: 11.0%. Underlying RoTE 2018 12.1%

3 year plan achievements Growth Increasing loyal and digital customers… Loyal customers Higher returns x3.4 Revenue per customer 1 (€) Lower -churn 66% Attrition rate (%) Digital activity Digital customers x2 32.0Mn 16.6Mn 2015 2018 Digital sales over total sales x2 32% 15% 2015 2018 (1) Individuals and SMEs in retail franchises

3 year plan achievements Growth …allows us to generate superior profitable growth Group customer revenues increased by 24% NII + Fees (Constant €Bn) +24% 45.8 37.0 2015 2018 In 2 countries representing 25% of Group’s TNAV, RoTE increased to 20% RoTE 20% 20% 14% 13% 2015 2018 2015 2018 Digital customers x2.6 x3.3 Loyal customers +65% +81%

3 year plan achievements Profitability We have reached double digit EPS growth in 2018 as committed RoTE +171bps 11.7% 10.0% 2015 2018 RoRWA +35bps 1.55% 1.20% 2015 2018 Earnings per share Double digit growth 11.2% (2018 vs.2017) Cash dividend per share +31% Increase since 2015 Note: 2015 metrics have been re-stated to reflect the capital increase

3 year plan achievements Profitability Improvement across most of our geographies with strong focus on capital allocation RoRWAs 2015 2018 0.93% 1.32% 2.01% 2.28% 2.40% 2.10% 1.79% 2.19% 1.88% 1.46% 1.94% 3.70% 2.94% 3.77% 2.17% 2.73% 1.99% 1.04% In 2015 In 2018 Only SBNA1 (c.10% c.60% of TNAV with of Group´s TNAV) RoTE < CoE with adjusted RoTE2 of 7.1% < CoE… …all other countries are above 20.6% adjusted RoTE2 SCUSA SBNA excluding US HoldCo. Adjusted RoTE for 11.30% CET1

3 year plan achievements Strength We’ve become even more resilient, while growing our business and increasing dividends, generating €25.3Bn of capital organically Capital generation 2015-2018 (bps) +435 -35 -214 +118 +304 +186 Organic capital Organic capital generation Perimeter Dividends generation 2015 capital Total capital exc. Popular + AT1 after dividends increase accumulated +€25.3Bn -€2.3Bn -€12.8Bn +€10.2Bn +€7.5Bn +€17.7Bn

Delivering our plan through our digital transformation while building a responsible bank Digital transformation Responsible bank

The digital transformation of our core banks (Supertankers) is customer focused with two key priorities… Two key priorities for digital transformation of the core banks… …to continue to deliver the best customer service All our products & services through E2E digital channels More digital customers Increased customer engagement Stronger loyal relationships Deliver all products & services in a fast and efficient way Best-in-class in operational excellence C/I as of 9M´18 Top 3 bank 63% 47% in 7 core countries for customer Peer´s satisfaction1 average

…hence we are re-engineering our core banks (Supertankers) leveraging Group scale and innovation… Transforming the FRONT All products and services to be available in digital channels (end-to-end) Transforming the BACK Re-engineering, digitizing and automatizing all our processes Evolving our IT architecture and systems Our Core banking system is a structural advantage Onboarding new technologies Rapid integration of new technologies in our day-to-day operations Becoming an agile and data-driven organisation 15% Cloud adoption 15-30% efficiencies over IT infrastructure cost Machine Learning -40% customer churn, +20% conversion rate improvement 1,200 robots allow c.10% cost reduction of processes Santander Agile Way 35% of projects in agile (450 teams)

…and the positive evolution of our digital metrics proves that our transformation is paying off x2 digital more x2 transactions… …and x2 customers… engaged… increase sales 2015 vs. 2018 16.6Mn vs 14 vs 18 X2 15% 32% vs monthly more transactions in digital 32Mn digital sales over total accesses per customer channels since 2015 30% vs 48% 68% 38% 15% digital customers over accesses through of digital transactions digital sales through active mobile1 through mobile1 mobile1

We have launched **autonomous ventures** (Speedboats) that serve our core banks with new solutions while competing in the open market

Openbank Grupo Santander

Largest fully digital bank by balance sheet with full suite of products & services

+370% Mortgages[1] (front book)

c.90% Asset growth[1]

+19% Deposit growth[1]

One Pay FX

1st **Blockchain-based** retail payments solution

Launched in **4 geographies simultaneously**

+55% YoY FX transactions growth since launched in Spain

superdigital

Financial solution for the unbanked

c.70% active customer growth vs 2016 (c.400k)

+130% revenue growth vs 2016

Breakeven with 1M€ EBITDA

Santander

(1) YoY growth, digital mortgages were launched in 2017

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Our teams are proud to work for a responsible bank with a Simple, Personal and Fair culture… Embedding a common culture that is truly changing the way we do things Top 3 bank to work for in 7 of our 10 geographies Team engagement 82% >6pp than the avg. financial industry 75% 2015 2018 1 69% 63% 74% 63% 75% 79% 2015 2018 (1) Percentage of employees that consider that the Bank is Simple, Personal and Fair

…while delivering profits in a responsible way, supporting inclusive and sustainable growth Supporting our communities… +12% ahead target 5.6Mn1 people supported vs.1.2Mn in 2015 +5% ahead target 136k1 scholarships granted vs.35k in 2015 Santander X 96 Universities from 8 different countries …promoting financial inclusion… 200Mn $620Bn Unbanked Credit gap in population in unbanked LatAm LatAm SMEs …and sustainable growth rd 3 in the world st 1 in Europe Leading Global Bank in the financing of renewable energy projects2 (1) It refers to 2016-18 cumulative activity (2) #1 position based on number of operations; #2 position based on volume; Source: Dealogic

Growing TNAVPS + Cash DPS by 21% in plan period (€) 4.19 TNAVps +4.8% Reaching double 4.00 digit EPS growth 2015 2018 +31% 0.20 1 in 2018 (vs. 2017) 0.15 Cash DPS 2015 2018 Statutory 0.397 0.449 EPS (1) Total dividend charged to 2018 earnings is subject to the Board and 2019 AGM approval Note: 2015 metrics have been re-stated to reflect the capital increase

2018 performance ahead of plan as we continued to invest for our customers Accelerating the implementation of our commercial & digital transformation for our 144 Mn customers Group & Business areas review Key takeaways & mid-term targets

In 2018 a more committed team did better for our customers which in turn led to higher revenues and improved profitability Team engagement Loyal customers (Mn) Fee income RoTE1 (EUR Bn constant) 82% +15% 19.9 +9% 11.5 11.7% 10.6 +5 pp +129 bps 17.3 77% 10.4% 2017 2018 2017 2018 2017 2018 2017 2018 Growth Profitability Strength (1) Underlying RoTE 2017: 11.8%. Underlying RoTE 2018 12.1% 23

Double digit profit growth with sustainable quarterly performance % vs. 2017 2018 Constant EUR mn Euros euros Net interest income 34,341 0 9 Fee income 11,485 -1 9 Customer revenues 45,826 0 9 ROF and other 2,598 4 14 Gross income 48,424 0 9 Operating expenses -22,779 -1 7 Net operating income 25,645 1 11 Net loan-loss provisions -8,873 -3 7 Other provisions -1,996 -29 -22 PBT 14,776 9 20 Underlying attrib. profit 8,064 7 18 Net capital gains and provisions1 -254 -72 -72 Attributable Profit 7,810 18 32 (1) Details on slide 55 Underlying attributable profit Constant EUR mn +12% Q4’18 vs Q4’17 2,084 2,016 1,986 1,978 1,844 1,803 1,618 1,541 Q1’17 Q2 Q3 Q4 Q1’18 Q2 Q3 Q4 Attributable profit 1,618 1,541 1,329 1,424 1,986 1,678 2,084 2,062 Note: Contribution to the SRF (net of tax) recorded in Q2’17 (EUR -146 mn) and Q2’18 (EUR -187 mn). Contribution to the DGF in Spain (net of tax) in Q4’17 (EUR -155 mn) and Q4’18 (EUR -158 mn)

Revenues: for yet another year, growth driven by strong recurring customer revenues



Net interest income
7,458
8,179
8,969
Fee income
2,499
2,775
2,908
Other revenues[1]
687
483
512
Q1'17
Q2
Q3
Q4
Q1'18
Q2
Q3
Q4

- **YoY growth** due to greater volumes and management of spreads, with **improvement in 9 of our 10 core markets**
- **Sustained QoQ evolution**
- Q4 favoured by TDR reclassification in the US (c. EUR 180mn)

- **Higher fee income** reflecting greater activity and customer loyalty
- **QoQ improvement** partially due to seasonality (Brazil)
- YoY increase in the majority of our main markets

- **Low Q4'18** affected by **DGF contribution in Spain** and high inflation **adjustment in Argentina**

Santander

Note: Constant euros (1) Other income includes gains/losses on financial transactions, income from the equity accounted method, dividends and other operating results. Contribution to the SRF recorded in Q2'17 and Q2'18. Contribution to the DGF in Spain recorded in Q4'17 and Q4'18. (2) TDR (Troubled Debt Restructuring)

25

Costs: best-in-class cost-to-income ratio while enhancing customer experience Cost evolution 2018 vs. 2017, % Nominal1 In real terms2 5.4 1.2 10.9 -5.5 5.7 1.9 0.9 -0.9 12.8 7.0 5.4 2.0 -1.3 -3.9 4.5 -3.0 5.3 1.4 51.0 -1.0 3.9 2.3 Group costs in real terms -0.5% in 2018 +0.3% in 2017 Group cost-to-income 47.0% in 2018 47.4% in 2017 Top 3 in customer satisfaction3 in 7 core markets Note: Constant euros (1) Spain and Portugal include Popular (2) Excluding inflation and perimeter (3) Internal benchmark of active customers’ experience and satisfaction

Continued credit quality enhancement: YoY improvement in all metrics % -7 bps 1.07 Cost of credit 1.00 -35 bps 4.08 NPL ratio 3.73 +2 pp 67 Coverage 65 ratio 2017 2018 Cost of credit ratio improved or maintained low levels in 2018 Lower NPL ratio in most units

Capital: we surpassed our goal of 11% in 2018 Fully loaded CET1% +0.11 +0.10 -0.02 11.30 11.11 10.84 Dec-17 Sep-181 Organic Perimeter2 Other Dec-181 generation High organic capital generation in 2018 +64 bps FL Total Capital ratio Dec-18 14.78% Leverage ratio Dec-18 5.1% Our positive results over the 7 stress tests since 2008 demonstrate the strength and diversification of our model (1) Data calculated using the IFRS 9 transitional arrangements, otherwise the total impact would have been -27 bps (2) WiZink: +8 bps

Banco Santander S.A. funding plan 2017 2018 2019 EUR bn issued issued issuance plan2 Covered bonds 0.4 1.0 3—5 Senior preferred 0.7 0.2 3—5 Senior non-preferred 9.9 6.3 — Hybrids 2.9 2.8 1.5 TOTAL 13.9 10.3 7.5—11.5 o/w Subordinated 12.8 9.1 1.5 Santander S.A. meets current MREL requirement1 and Group capital buffers (AT1: 1.5%; T2: 2%) During the last 2 years Santander S.A.’s Funding Plan has been focused on TLAC-eligible instruments… … and in 2019 the Funding Plan is expected to cover debt maturities, and manage our funding structure (1) Santander’s understanding of current policy under the existing recovery and resolution rules (2) Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements

Breakdown by geographies

Group profit growth driven by most markets 2018 Underlying attributable profit1 Americas Europe 48% 52% Other Latam; Other 2% Europe; Argentina; 1% 1% Chile; 6% UK; 13% Spain; Brazil; 17% 26% SCF; 13% Mexico; 8% Portugal; 5% USA; 5% Poland; 3% 2018 Underlying attributable profit in core markets EUR mn and % change vs. 2017 in constant euros 2,605 +22% 1,738 +21% 1,362 -8% 1,296 +4% 760 +14% 614 +8% 552 +42% 480 +10% 298 -1% 84 -54% (1) Excluding Corporate Centre and Spain Real Estate Activity

Brazil: transformation focused on customers and sustainable profitable growth. YoY double-digit profit growth, higher RoTE and improvement in customer service and satisfaction P&L* Q4’18 % Q3’18 2018% 2017 NII 2,475 -1.2 9,758 15.7 Fee income 929 12.7 3,497 14.8 Gross income 3,396 1.2 13,345 11.7 Operating expenses -1,191 9.1 -4,482 5.4 LLPs -726 2.8 -2,963 4.2 PBT 1,281 -7.0 5,203 34.8 Attributable profit 663 1.4 2,605 22.3 (*) EUR mn and % change in constant euros ACTIVITY Volumes in EUR bn and % change in constant euros 110 Yield on loans 15.41% 15.64% 16.08% 15.62% 15.73% 75 -1% +4% QoQ QoQ Cost of deposits +15% +13% YoY 5.59% 5.02% 4.66% 4.57% 4.44% YoY Loa Funds Q4’17 Q1’18 Q2 Q3 Q4 +25% +33% Loyal Digital customers customers 4.06% 5.25% (-30 bps) (-4 bps) Cost of NPL ratio credit 33.6% 20% Efficiency RoTE ratio Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds Customers and credit quality ratios YoY change

Spain: commercial dynamism achieved. Double-digit profit growth YoY boosted by NII and cost synergies. Q4’18 profit affected by DGF contribution P&L* Q4’18 % Q3’18 2018% 2017 NII 1,150 3.0 4,360 15.2 Fee income 634 -3.0 2,631 12.8 Gross income¹ 1,880 -11.1 7,894 15.1 Operating expenses -1,110 0.7 -4,480 10.9 LLPs -129 -34.7 -728 20.7 PBT 571 -19.9 2,325 16.1 Underlying att. profit 432 -18.0 1,738 20.8 Net capital gains and provisions² 0 — -280 -6.8 Attributable profit 432 -18.0 1,458 28.1 (*) EUR mn (1) Q4’18 DGF contribution of EUR 226 mn; (2) Restructuring costs after tax ACTIVITY Volumes in EUR bn 315 Yield on loans 210 -1% 2.03% 1.96% 1.96% 1.97% 2.02% -2% QoQ QoQ Cost of deposits -4% 0% YoY YoY 0.41% 0.35% 0.27% 0.21% 0.20% Loans Funds Q4’17 Q1’18 Q2 Q3 Q4 +40% +51% Loyal Digital customers customers 0.33% 6.19% (+3 bps) (-13 bps) Cost of NPL ratio credit 56.8% 11% Efficiency RoTE ratio Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds. Underlying RoTE Customers and credit quality ratios YoY change

UK: our results reflect competitive revenue pressures and higher regulatory and strategic project costs in the current uncertain environment. Q4’18 impacted by other provisions1 P&L* Q4’18 % Q3’18 2018% 2017 NII 1,033 -0.6 4,136 -4.3 Fee income 257 -0.9 1,023 2.9 Gross income 1,332 -3.2 5,420 -4.3 Operating expenses -738 0.5 -2,995 5.7 LLPs -44 70.4 -173 -14.5 PBT 394 -28.6 1,926 -11.0 Attributable profit 286 -26.1 1,362 -8.2 (*) EUR mn and % change in constant euros ACTIVITY Volumes in EUR bn and % change in constant euros Yield on loans 236 207 2.78% 2.81% 2.75% 2.76% 2.77% 0% +2% QoQ QoQ Cost of deposits +1% -1% YoY YoY 0.63% 0.64% 0.64% 0.64% 0.67% Loan unds Q4’17 Q1’18 Q2 Q3 Q4 +4% +9% Loyal Digital customers customers 0.07% 1.05% (-1 bp) (-28 bps) Cost of NPL ratio credit 55.2% 9% Efficiency RoTE ratio Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds Customers and credit quality ratios YoY change (1) Relating to historical probate and bereavement processes and consumer credit business operations

SCF: Leadership in Europe with best-in-class profitability (RoRWA: 2.3%) and efficiency. Historically low NPL ratio and cost of credit. Q4’18 profit impacted by non-recurring items1 P&L* Q4’18 % Q3’18 2018% 2017 NII 943 0.7 3,723 4.9 Fee income 189 -8.5 798 -9.0 Gross income 1,187 2.7 4,610 3.3 Operating expenses -494 4.1 -1,985 0.9 LLPs -47 -62.4 -360 36.1 PBT 480 -14.5 2,140 3.3 Underlying att. profit 296 -10.7 1,296 4.1 Net capital gains and provisions 0 — 0 -100.0 Attributable profit 296 -10.7 1,296 11.7 (*) EUR mn and % change in constant euros ACTIVITY Volumes in EUR bn and % change in constant euros 98 42 Yield on loans +4% 0% QoQ QoQ 4.61% 4.60% 4.55% 4.51% 4.45% +6% +7% YoY YoY Loa N lending Q4’17 Q1’18 Q2 Q3 Q4 19.4 mn 43.1% Active Efficiency customers ratio 0.38% 2.29% (+8 bps) (-21 bps) Cost of NPL ratio credit 2.3% 16% RoRWA RoTE Note: Loans excluding reverse repos. Underlying RoTE (1) Impairment of intangible assets, restructuring costs and written-off portfolio sales. Excluding Santander Consumer UK profit, which is recorded in Santander UK results. Including it, 2018 underlying attributable profit: EUR 1,421 mn (+4% vs. 2017) and Q4’18 underlying attributable profit: EUR 331 mn (-9% vs. Q3’18)

Units’ performance: larger customer base, higher profits and better credit quality Attributable profit Continued to strengthen our distribution model, reflected in an increase in customer base, volumes and profitability EUR 760 mn 20% +14% Double-digit profit growth due to improving customer revenue and cost of credit Business volumes grew at a faster pace in core segments EUR 614 mn 18% Higher profitability, lower NPL ratio and stable cost of credit. Profit up driven by +8% customer revenue Positive year for Santander US: achieved significant regulatory milestones, strengthened business performance and turned around profits 1 SBNA increased volumes with higher NIM. SC USA maintained high RoTE (20.6%2) EUR 552 mn 7.6%2 +42% In the quarter, reclassification of TDRs and LLPs up due seasonality and strong originations Note: % change vs. 2017 in constant euros (1) Underlying attributable profit (2) Adjusted RoTE for 11.30% CET1, otherwise Santander US 4% and SC USA 13.3%

Units' performance: larger customer base and integration processes

	Attributable profit	RoTE
Integration of Banco Popular completed in Q4'18 Strong profit growth thanks to better efficiency and a very low cost of credit (significant improvement in credit quality). Gaining market share	EUR 480 mn[1] +10%	12%
YoY volume growth across all key products, increase in customer revenue, rebranding costs and lower NPL ratio In Nov-18, integration of DB Polska. Including badwill generated in the transaction, attributable profit increased 14%	EUR 298 mn[1] -1%	10%
After the agreement with the IMF, the economic programme was revamped. Nevertheless, the country is still affected for this situation Good evolution of revenues not reflected in profit as it was hit by high inflation adjustments[2] (Q4 and Q3)	EUR 84 mn -54%	12%

Note: Attributable profit. % change vs. 2017 in constant euros. Underlying RoTE
(1) Underlying attributable profit
(2) Total impact EUR -239 mn (monetary adjustment EUR -193 mn; use of fixing exchange rates instead of average rates EUR -46 mn)

Santander

37

Corporate Centre P&L* 2018 2017 NII -947 -851 Gains/Losses on FT 11 -227 Operating expenses -495 -476 Provisions and other income -216 -227 Tax and minority interests 18 33 Underlying att. profit -1,721 -1,889 Net capital gains and provisions -40 -436 Attributable profit -1,761 -2,326 (*) EUR mn Higher loss in NII due to increased volume of issuances (TLAC) Better FX hedging results reflected in gains on financial transactions Operating expenses remained virtually unchanged as a result of streamlining and simplification measures Restructuring costs in 2018 and charges for equity stakes and intangible assets in 2017

2018 performance ahead of plan as we continued to invest for our customers Accelerating the implementation of our commercial & digital transformation for our 144 Mn customers Group & Business areas review Key takeaways & mid-term targets

Our purpose To help people and businesses prosper Our aim as a bank To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities Our how Everything we do should be Simple, Personal and Fair

Our vision, strategy and progress since 2015 plus our core strengths will allow us to accelerate execution Predictable Scale Business Diversification & profitable model growth Accelerate Execution

Scale Our scale benefits our leading local banks Leadership position by market share1 in our local markets… Top bank2in 6 out of our 10 Markets Top #3 3 Top #5 4 144Mn customers in markets with a total population of >1Bn people …while accelerating collaboration across the Group • €200Mn savings by centralising the global negotiations with T&O providers • 25-35% mid-term potential savings in 3 Group transversal processes by building them globally • €1.4Bn revenue synergies from leveraging CIB value proposition to Corporates & SMEs (~8% CAGR since 2015) (1) Market share by lending (2) Only private sector banks in the case of Poland, Argentina and Portugal. 42 (3) Only private sector banks in the case of Brazil. UK mortgages (excluding Social Housing), Consumer credit and commercial loans (excluding Financial Institutions) (4) Non-prime auto lending

Business model Unique personal relationships strengthens customer loyalty 100,000 People talking to our customers everyday 13,000 #1 Branch Branches across all network 1 our geographies (1) Excluding Chinese banks and Sberbank 43

Diversification Our business model & geographical diversification make us more resilient than our peers… Balanced diversification1 Underlying attributable profit 2018 48% 52% Americas Europe ~97% of our profits from our 10 core markets Best performer under stress test Capital depletion EBA adverse scenario Santander -1.4% vs. -1.99% in 2016 BBVA -1.9% Intesa SP. -2.2% Nordea -2.7% BNP -2.9% Unicredit -3.3% Commerzbank -3.4% S. Generale -3.6% ING -3.8% Average -4.0% vs. -3.35% in 2016 C. Agricole -4.4% HSBC -5.3% Deutsche -5.8% RBS -6.2% Barclays -6.6% (1) Excluding Corporate Centre and Spain Real Estate Activity Source: EBA stress test 2018 44

Predictability …resulting in higher earnings predictability Quarterly reported EPS volatility1, 1999-Q3’18 703% 348% 125% 110% 89% 77% 57% 45% 43% 33% 9% -2x 3x -1x -1x 6x 3x 4x 3x 1x 10x 4x Net income increase 1999-2017 (1) Source: Bloomberg, with GAAP Criteria. Note: Standard deviation of the quarterly EPS starting from the first available data since Jan-99 45

Accelerate execution Accelerate the digital transformation through increased collaboration across the Group—creating a model with improved profitability Digital Capital light transformation model Delivering excellent products and services to our customers, leveraging and accelerating collaboration across the Group Enhanced profitability

Digitalising our core banks (Supertankers) at a faster pace and building global processes… Complete digitalisation of the core… 100% …products and services available through digital channels …processes E2E digitalised/ automatised …data sources accessible for ML/AI algorithms …leveraging Group capabilities Common… For example …Reference architecture, leveraging cloud, Contact Centre infrastructure and tools digitalisation €200Mn cost …set of components and synergies, and services €100Mn sales uplift mid-term opportunity …data models

…while launching new initiatives to build loyalty and attract new customers Operating at full speed Expansion of a single platform, cloud-based model to new markets in Europe and LatAm ~20Mn€ set up cost in new countries and mid-term RoE target c.20% All Santander countries connected #1 NPS vs alternative Millions of transactions processed More new ventures to come…

Accelerating the execution to continue delivering growth, profitability and strength Mid-term targets RoTE CET1 FL 13-15% 11-12%

3 april 2019 london 50

2018 performance ahead of plan as we continued to invest for our customers Accelerating the implementation of our commercial & digital transformation for our 144 Mn customers Group & Business areas review Key takeaways & mid-term targets

2015-18 plan completed: exceeding our targets while building the foundations for continued success Continue building on our strengths with a clear strategy to fulfil our aim and purpose Focus on customer loyalty and digital excellence to continue delivering profitable growth Accelerating in building a smartly connected Group to the benefit of all our stakeholders Mid-term RoTE CET1 FL targets 13-15% 11%-12%

Appendix

Appendix Net capital gains and provisions Loans and customer funds by units and by businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements

Net capital gains and provisions detail 2017 EUR million net of tax -897 -1,267 Equity stakes and -130 intangible assets -85 Germany integration costs -300 Popular integration costs -149 USA (hurricanes and other) 370 USA tax 73 reform -603 Goodwill (SC USA and other) Allfunds 297 capital gains Positive net capital Negative net capital gains and provisions gains and provisions 2018 EUR million net of tax -254 -320 Corporate Centre -40 integration costs 66 -280 Spain integration Portugal Integration 20 costs Badwill Poland 45 Positive net capital Negative net capital gains and provisions gains and provisions Net capital gains and provisions detail 2017 EUR million net of tax -897 -1,267 Equity stakes and -130 intangible assets -85 Germany integration costs -300 Popular integration costs -149 USA (hurricanes and other) 370 USA tax 73 reform -603 Goodwill (SC USA and other) Allfunds 297 capital gains Positive net capital Negative net capital gains and provisions gains and provisions 2018 EUR million net of tax -254 -320 Corporate Centre -40 integration costs 66 -280 Spain integration Portugal Integration 20 costs Badwill Poland 45 Positive net capital Negative net capital gains and provisions gains and provisions

Appendix Net capital gains and provisions Loans and customer funds by units and by businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements

Overall increase in loans and customer funds, boosted by developing markets Loan portfolio MATURE MARKETS DEVELOPING MARKETS Dec-18 EUR bn YoY Chg. Dec-18 EUR bn YoY Chg. Spain 210 -4% Poland 29 30% UK 236 1% Brazil 75 13% USA 84 6% Mexico 31 10% SCF 98 6% Chile 39 10% Portugal 37 -2% Argentina 6 40% Other individuals, 9% Home mortgages, 36% CIB, 11% EUR Corporates, 16% 874 bn. SMEs, 11% Consumer, 17% Customer funds MATURE MARKETS DEVELOPING MARKETS Dec-18 EUR bn YoY Chg. Dec-18 EUR bn YoY Chg. Spain 315 0% Poland 36 32% UK 207 -1% Brazil 110 15% USA 64 3% Mexico 39 3% SCF 37 4% Chile 33 8% Portugal 39 8% Argentina 10 51% Individuals demand deposits, 36% CIB, 10% Corporates, 12% EUR 906 bn. SMEs, 10% Individuals time deposits, 14% Consumer, 4% Individuals mutual funds, 14% Note: Loans excluding reverse repos. Customer funds: deposits excluding repos + marketed mutual funds. % change in constant euros.

Appendix Net capital gains and provisions Loans and customer funds by units and by businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements

Mexico:continued to strengthen our distribution model, reflected in the increase of customer base, volumes and profitability. Double-digit profit growth due to customer revenues and cost of credit P&L* Q4’18 % Q3’18 2018% 2017 NII 733 3.0 2,763 13.2 Fee income 181 -6.6 756 7.5 Gross income 897 -1.4 3,527 8.6 Operating expenses -376 0.3 -1,462 12.8 LLPs -215 -3.3 -830 -2.2 PBT 323 5.1 1,230 15.6 Attributable profit 206 8.0 760 14.0 (*) EUR mn and % change in constant euros ACTIVITY Volumes in EUR bn and % change in constant euros Yield on loans 39 31 12.02% 12.09% 12.35% 12.49% 12.66% -1% +1% QoQ Cost of deposits QoQ +10% +3% 3.39% 3.48% 3.57% 3.64% 3.66% YoY YoY Loans Funds Q4’17 Q1’18 Q2 Q3 Q4 +26% +48% Loyal Digital customers customers 2.75% 2.43% (-33 bps) (-26 bps) Cost of NPL ratio credit 41.5% 20% Efficiency RoTE ratio Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds Customers and credit quality ratios YoY change

Chile: business volumes grew at a faster pace in core segments. Higher profitability, lower NPL ratio and stable cost of credit. Profit up driven by customer revenues P&L* Q4’18 % Q3’18 2018% 2017 NII 477 -0.1 1,944 5.4 Fee income 95 -5.6 424 12.0 Gross income 622 -0.9 2,535 3.9 Operating expenses -258 1.0 -1,045 5.4 LLPs -120 3.1 -473 6.0 PBT 275 0.0 1,121 9.5 Attributable profit 153 1.2 614 8.5 (*) EUR mn and % change in constant euros ACTIVITY Volumes in EUR bn and % change in constant euros 39 Yield on loans 33 +1% 7.33% 7.52% 7.53% 7.35% 7.43% QoQ +6% QoQ Cost of deposits +10% +8% YoY YoY 1.87% 1.78% 1.73% 1.75% 1.84% Loa ds Q4’17 Q1’18 Q2 Q3 Q4 +7% +7% Loyal Digital customers customers 1.19% 4.66% (-2 bps) (-30 bps) Cost of NPL ratio credit 41.2% 18% Efficiency RoTE ratio Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds Customers and credit quality ratios YoY change

USA: very positive year for Santander US (achieved significant regulatory milestones, strengthened business performance and turned around profits). In Q4, reclassification of TDRs3 and LLPs up due to seasonality and strong originations P&L* Q4’18 % Q3’18 2018% 2017 NII 1,553 14.5 5,391 1.3 Fee income 217 2.9 859 -7.4 Gross income 1,967 11.6 6,949 4.5 Operating expenses -795 4.5 -3,015 -1.3 LLPs -945 44.0 -2,618 -1.4 PBT 170 -39.2 1,117 31.0 Underlying att. profit 92 -28.9 552 41.7 Net capital gains and provisions 0 — 0 -100.0 Attributable profit 92 -28.9 552 74.0 (*) EUR mn and % change in constant euros ACTIVITY Volumes in EUR bn and % change in constant euros Santander Bank Santander Consumer USA 47 49 46 40 +5% +1% +3% +2% QoQ QoQ QoQ QoQ +9% +2% +14% +12% YoY YoY YoY YoY Loans Funds Loans¹ Managed assets +12% +10% Loyal Digital customers customers 3.27% 2.92% (-15 bps) (+13 bps) Cost of NPL ratio credit 43.4% 7.6% Efficiency 2 RoTE ratio Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds Customers and credit quality ratios YoY change Santander Bank’s customers (1) Include leasing (2) Adjusted RoTE for 11.30% CET1, otherwise Santander US 4% and SC USA 13.3% (3) Impact on NII and LLPs

Portugal: integration of Popular completed. Strong profit growth thanks to better efficiency and a very low cost of credit (significant improvement in credit quality). Market share gains P&L* Q4’18 % Q3’18 2018% 2017 NII 211 0.1 858 8.9 Fee income 96 4.5 377 4.7 Gross income 334 3.5 1,344 8.0 Operating expenses -162 3.0 -642 4.5 LLPs -12 7.9 -32 160.6 PBT 196 17.3 688 19.8 Underlying att. profit 136 18.9 480 10.3 Net capital gains and provisions¹ 0 -- 20 -- Attributable profit 136 18.9 500 14.9 (*) EUR mn (1) Provisions and restructuring costs associated with inorganic operations, net of tax impacts ACTIVITY Volumes in EUR bn 37 39 Yield on loans -1% 0% 1.84% 1.86% 1.81% 1.74% 1.83% QoQ QoQ Cost of deposits -2% +8% YoY YoY 0.19% 0.18% 0.18% 0.15% 0.18% Loans Funds Q4’17 Q1’18 Q2 Q3 Q4 +9% +32% Loyal Digital customers customers 0.09% 5.94% (+5 bps) (-157 bps) Cost of NPL ratio credit 47.8% 12% Efficiency RoTE ratio Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds. Underlying RoTE Customers and credit quality ratios YoY change

Poland: volume growth across all key products, increase in customer revenues, rebranding costs and lower NPL ratio. In Q4 DBP1 integration P&L* Q4’18 % Q3’18 2018% 2017 NII 265 8.8 996 7.4 Fee income 115 3.2 453 2.3 Gross income 390 6.0 1,488 4.9 Operating expenses -165 5.1 -636 5.3 LLPs -41 23.8 -161 17.4 PBT 123 -18.8 555 -4.3 Underlying att. profit 62 -23.2 298 -0.6 Net capital gains and provisions² 45 — 45 — Attributable profit 107 32.4 343 14.5 (*) EUR mn and % change in constant euros (2) DBP badwill ACTIVITY Volumes in EUR bn and % change in constant euros Yield on loans 36 4.15% 4.18% 4.13% 4.10% 4.07% 29 +19% +20% QoQ oQ Cost of deposits +30% +32% YoY YoY 0.72% 0.68% 0.78% 0.83% 0.89% Loans ds Q4’17 Q1’18 Q2 Q3 Q4 +30% +5% Loyal Digital customers customers 0.65% 4.28% (+3 bps) (-29 bps) Cost of NPL ratio credit 42.8% 10% Efficiency RoTE ratio Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds. Underlying RoTE (1) DBP: Deutsche Bank Polska, integrated in Nov-2018. Impact in volumes, integration costs and badwill Customers and credit quality ratios YoY change

Argentina: good evolution of revenues not reflected in profit as it was hit by high inflation adjustments in Q4 and Q3 and regulatory changes P&L* Q4’18 % Q3’18 2018% 2017 NII 327 8.8 768 52.5 Fee income 192 12.3 448 47.0 Gross income 472 0.6 1,209 35.4 Operating expenses -323 10.7 -749 51.0 LLPs -99 2.7 -231 184.4 PBT 58 — 185 -31.4 Attributable profit 17 — 84 -54.5 (*) EUR mn and % change in constant euros ACTIVITY Volumes in EUR bn and % change in constant euros 24.54% 10 18.65% 19.03% 20.57% 17.76% Yield on loans 6 -0% -13% QoQ 11.25% QoQ 7.79% +40% +51% 4.64% 5.25% 6.32% YoY YoY Cost of deposits Loans Funds Q4’17 Q1’18 Q2 Q3 Q4 +6% +7% Loyal Digital customers customers 3.45% 3.17% (+160 bps) (+67 bps) Cost of NPL ratio credit 61.9% 12% Efficiency RoTE ratio Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds Customers and credit quality ratios YoY change. Efficiency ratio and RoTE impacted by high inflation adjustments account

Other Latin American countries URUGUAY Constant EUR mn +43% 132 92 27% RoTE 2017 2018 PERU Constant EUR mn +8% 41 38 22% RoTE 2017 2018 Focusing on loyalty, transactions and target segments Uruguay’s profit driven by higher NII and fee income, with improved C/I Peru’s higher revenue more than offset the cost increase

Appendix Net capital gains and provisions Loans and customer funds by units and by businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements

Appendix Retail Banking: continued to focus on customer loyalty and digital transformation with new products and services that cover the current need of our customers. Strong growth in loyal and digital customers P&L* Q4’18 % Q3’18 2018% 2017 NII 8,500 2.4 32,522 8.8 Fee income 2,334 3.1 8,946 6.0 Gross income 11,106 1.2 42,832 8.3 Operating expenses -5,025 4.4 -19,255 5.8 LLPs -2,354 8.6 -8,461 13.0 PBT 3,119 -12.4 13,408 14.6 Underlying att. profit 1,863 -7.5 7,793 11.7 Net capital gains and provisions¹ 46 — -214 -51.3 Attributable profit 1,909 -5.3 7,579 16.0 (*) EUR mn and % change in constant euros ACTIVITY EUR bn and % change in constant euros 755 714 +2% QoQ 0% QoQ +3% YoY +2% YoY Loans Funds +15% +26% Loyal Digital customers customers YoY YoY Commercial transformation with two priorities to continue to deliver the best customer service: to make all our products and services digital for our customers and do it in the fastest and most efficient way. Profit boosted by the strong performance in customer revenue (1) Charges related to integrations in Spain and Portugal (mainly restructuring costs), net of tax impacts, and badwill in Poland.

Appendix Corporate & Investment Banking: Profit growth underpinned by higher revenues and significantly lower provisions in Spain, the UK, Brazil and the US P&L* Q4’18 % Q3’18 2018% 2017 NII 713 12.2 2,378 7.6 Fee income 379 7.1 1,512 0.3 Gross income 1,343 0.3 5,087 1.7 Operating expenses -551 -1.3 -2,105 10.7 LLPs -56 21.0 -217 -66.1 PBT 693 -2.6 2,657 11.1 Attributable profit 447 -2.0 1,705 8.2 (*) EUR mn and % change in constant euros REVENUE Constant EUR mn TOTAL 5,000 +2% 5,087 Capital & Other 501 +8% 539 Global Markets 1,561 -1% 1,544 Global Debt Financing 1,315 1,333 +1% Global Transaction 1,622 1,671 Banking +3% 2017 2018 +21% 1.85% Collaboration RoRWA revenues (constant euros) Leading positions in Latam and Europe, particularly in export & agency finance, debt capital markets and structured financing Continued support to global customers in their capital issuances, with financing solutions and transactional services

Appendix

Wealth Management: In our first year we launched the following strategic initiatives: development of Private Wealth (UHNW) proposition, Private Banking digital platform, strengthening of SAM value proposition

P&L*	Q4'18	% Q3'18	2018	% 2017
NII	109	-1.6	420	11.9
Fee income	271	-1.8	1,097	62.7
Gross income	393	0.5	1,543	34.1
Operating expenses	-181	-1.9	-730	45.6
LLPs	-5	—	-9	-1.6
PBT	**209**	**3.5**	**797**	**26.0**
Underlying att. profit	**136**	**0.0**	**528**	**16.5**
Net capital gains and provisions	0	—	0	-100.0
Attributable profit	**136**	**0.0**	**528**	**21.3**

(*) EUR mn and % change in constant euros

ACTIVITY

Constant EUR bn and % change vs 2017


Total Assets Under Management
329
-2%
Funds and investments*
203
-2%
- SAM
172
-1%
- Private Banking
55
-2%
Custody of customer funds
81
-6%
Customer deposits
45
+6%
Customer loans
14
+12%

(*) Total adjusted for funds from private banking customers managed by SAM

Note: Total assets marketed and/or managed in 2018 and 2017

Total contribution to Group's profit[1]

EUR 1,015 mn
+13%

Cross-border collaboration volumes

EUR 3,727 mn
+19%

Profit growth driven by volumes of higher added value

Loans increased 12% driven by the development of the Private Wealth segment, which offers a differential service to the Group's largest clients

Santander

(1) Profit after tax + total fee income generated by this business

69

Appendix Spain Real Estate activity: Management continued to be aimed at reducing these assets, particularly loans and foreclosed assets Real estate exposure1 EUR bn 9.3 4.6 4.7 Gross value Provisions Net value Dec-18 Dec-18 Net value EUR bn Dec-18 Real estate assets 3.8 Foreclosed assets 2.6 Rental assets 1.2 RE non-performing loans (NPLs) 0.9 RE assets + RE non-performing loans 4.7 The agreement with a subsidiary of Cerberus Capital Management to sell properties for approximately EUR 1,535 million is expected to be closed in the first quarter of 2019 Loss of EUR 242 million in 2018 vs loss of EUR 308 million in 2017, due to the reduced need for provisions (1) Spain Real Estate activity 70

Appendix Net capital gains and provisions Loans and customer funds by units and by businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements

Appendix In 2018 we made good headway in our funding plan to enhance the Group’s TLAC position Key liquidity ratios Dec-18 Net loan-to-deposit ratio (LTD): 113% Deposits + M/LT funding / net loans: 114% Liquidity Coverage Ratio (LCR)1: 160% Comfortable liquidity position (Group and subsidiaries) Funding plan—issuances Jan-Dec 18 Group issuances2 EUR 24bn (~EUR 13bn TLAC-eligible) Main issuers Parent bank, SCF and UK Main issuance currencies EUR, USD, GBP Focus on TLAC-eligible instruments, following our decentralised liquidity and funding model (1) Provisional data (2) Parent Bank, UK, SCF and USA. Excluding covered bonds and securitisations

Appendix Net capital gains and provisions Loans and customer funds by units and by businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements

Appendix Coverage ratio by stage Exposure1 Coverage EUR bn Dec-18 Dec-18 Jan-18 Stage 1 845 0.5% 0.6% Stage 2 53 9.2% 8.6% Stage 3 36 42.4% 44.2% (1) Exposure subject to impairment. Additionally, there are EUR 24 bn in customer loans not subject to impairment recorded at mark to market with changes through P&L

Appendix NPL ratio % Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Continental Europe 5.62 8.70 6.30 5.82 5.81 5.68 5.57 5.25 Spain 5.22 10.52 6.82 6.32 6.27 6.24 6.23 6.19 Santander Consumer Finance 2.62 2.61 2.60 2.50 2.48 2.44 2.45 2.29 Poland 5.20 4.66 4.70 4.57 4.77 4.58 4.23 4.28 Portugal 8.47 9.10 8.39 7.51 8.29 7.55 7.43 5.94 United Kingdom 1.31 1.23 1.32 1.33 1.17 1.12 1.10 1.05 Latin America 4.50 4.40 4.41 4.46 4.43 4.40 4.33 4.34 Brazil 5.36 5.36 5.32 5.29 5.26 5.26 5.26 5.25 Mexico 2.77 2.58 2.56 2.69 2.68 2.58 2.41 2.43 Chile 4.93 5.00 4.95 4.96 5.00 4.86 4.78 4.66 Argentina 1.82 2.21 2.34 2.50 2.54 2.40 2.47 3.17 USA 2.43 2.64 2.56 2.79 2.86 2.91 3.00 2.92 Operating Areas 3.77 5.40 4.27 4.10 4.04 3.94 3.87 3.71 Total Group 3.74 5.37 4.24 4.08 4.02 3.92 3.87 3.73

Appendix Coverage ratio % Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Continental Europe 60.6 59.7 53.7 54.4 56.8 55.2 54.4 52.2 Spain 49.1 56.6 46.2 46.8 51.1 49.0 47.7 45.0 Santander Consumer Finance 108.9 106.5 104.3 101.4 107.2 107.7 106.4 106.4 Poland 61.2 67.5 67.6 68.2 72.0 72.1 71.6 67.1 Portugal 61.7 55.6 56.1 62.1 53.9 52.7 53.4 50.5 United Kingdom 33.8 32.6 31.5 32.0 34.6 34.0 33.1 33.0 Latin America 90.5 89.2 90.1 85.0 98.4 96.8 97.1 97.3 Brazil 98.1 95.5 97.6 92.6 110.4 108.7 109.1 106.9 Mexico 104.8 113.8 110.3 97.5 113.5 116.1 120.5 119.7 Chile 58.9 58.2 58.5 58.2 61.0 60.0 59.6 60.6 Argentina 134.1 109.9 102.8 100.1 121.3 121.5 124.0 135.0 USA 202.4 183.1 187.5 170.2 169.1 156.9 145.5 142.8 Operating Areas 74.6 67.6 65.7 65.1 69.7 68.3 67.6 67.1 Total Group 74.6 67.7 65.8 65.2 70.0 68.6 67.9 67.4

Appendix Non-performing loans and loan-loss allowances. December 2018 Non-performing loans 100%: EUR 35,692 million Other, 6% USA, 8% Argentina, 1% Spain, 42% Chile, 5% Mexico, 2% Brazil, 12% UK, 8% SCF*, 6% Portugal, 6% Poland, 4% Loan-loss allowances 100%: EUR 24,061 million Other, 3% USA, 16% Spain, 28% Argentina, 1% Chile, 5% Mexico, 4% SCF*, 10% Brazil, 20% Poland, 4% UK, 4% Portugal, 5% Percentage over Group’s total (*) Excluding SCF UK

Appendix Cost of credit % Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Continental Europe 0.38 0.36 0.32 0.31 0.32 0.34 0.37 0.36 Spain 0.33 0.32 0.28 0.30 0.29 0.31 0.35 0.33 Santander Consumer Finance 0.39 0.37 0.34 0.30 0.36 0.37 0.40 0.38 Poland 0.66 0.65 0.61 0.62 0.69 0.71 0.69 0.65 Portugal 0.07 0.03 0.10 0.04 0.08 0.10 0.03 0.09 United Kingdom 0.03 0.02 0.03 0.08 0.10 0.10 0.08 0.07 Latin America 3.36 3.36 3.25 3.15 3.12 3.04 2.94 2.95 Brazil 4.84 4.79 4.55 4.36 4.35 4.30 4.17 4.06 Mexico 2.94 3.01 3.14 3.08 2.95 2.78 2.72 2.75 Chile 1.42 1.37 1.27 1.21 1.22 1.18 1.18 1.19 Argentina 1.68 1.75 1.85 1.85 2.06 2.47 2.92 3.45 USA 3.63 3.65 3.57 3.42 3.29 3.02 3.00 3.27 Operating Areas 1.18 1.18 1.12 1.07 1.03 0.99 0.97 0.99 Total Group 1.17 1.17 1.12 1.07 1.04 0.99 0.98 1.00

Appendix Net capital gains and provisions Loans and customer funds by units and by businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements

Appendix

Grupo Santander

EUR million

	Q1'17	Q2'17	Q3'17	Q4'17	Q1'18	Q2'18	Q3'18	Q4'18	2017	2018
NII + Fee income	11,246	11,522	11,569	11,556	11,409	11,411	10,989	12,017	45,892	45,826
Gross income	12,029	12,049	12,252	12,062	12,151	12,011	11,720	12,542	48,392	48,424
Operating expenses	(5,543)	(5,648)	(5,766)	(5,961)	(5,764)	(5,718)	(5,361)	(5,936)	(22,918)	(22,779)
Net operating income	**6,486**	**6,401**	**6,486**	**6,101**	**6,387**	**6,293**	**6,359**	**6,606**	**25,473**	**25,645**
Net loan-loss provisions	(2,400)	(2,280)	(2,250)	(2,181)	(2,282)	(2,015)	(2,121)	(2,455)	(9,111)	(8,873)
Other	(775)	(848)	(645)	(544)	(416)	(487)	(488)	(605)	(2,812)	(1,996)
Underlying profit before taxes	**3,311**	**3,273**	**3,591**	**3,375**	**3,689**	**3,791**	**3,750**	**3,546**	**13,550**	**14,776**
Underlying consolidated profit	**2,186**	**2,144**	**2,347**	**2,285**	**2,409**	**2,412**	**2,356**	**2,369**	**8,963**	**9,546**
Underlying attributable profit	**1,867**	**1,749**	**1,976**	**1,924**	**2,054**	**1,998**	**1,990**	**2,022**	**7,516**	**8,064**
Net capital gains and provisions*	—	—	(515)	(382)	—	(300)	—	46	(897)	(254)
Attributable profit	**1,867**	**1,749**	**1,461**	**1,542**	**2,054**	**1,698**	**1,990**	**2,068**	**6,619**	**7,810**

Santander

(*) Including: in Q3'17 charges for integration costs and equity stakes and intangible assets in Q4'17 Allfunds capital gains, USA fiscal reform, goodwill charges and in the US, provisions for hurricanes, increased stake in Santander Consumer USA and other in Q2'18 costs associated to integrations (mainly restructuring costs), net of tax impacts, in Spain, Corporate Centre and Portugal in Q4'18 badwill in Poland for the integration of Deutsche Bank Polska

80

Appendix

Grupo Santander

Constant EUR million

	Q1'17	Q2'17	Q3'17	Q4'17	Q1'18	Q2'18	Q3'18	Q4'18	2017	2018
NII + Fee income	9,957	10,401	10,870	10,954	11,100	11,316	11,532	11,877	42,181	45,826
Gross income	10,644	10,871	11,517	11,437	11,834	11,901	12,300	12,390	44,468	48,424
Operating expenses	(4,981)	(5,153)	(5,466)	(5,689)	(5,634)	(5,666)	(5,636)	(5,843)	(21,287)	(22,779)
Net operating income	**5,663**	**5,718**	**6,051**	**5,748**	**6,200**	**6,234**	**6,664**	**6,547**	**23,180**	**25,645**
Net loan-loss provisions	(2,080)	(2,030)	(2,098)	(2,068)	(2,230)	(1,998)	(2,225)	(2,420)	(8,276)	(8,873)
Other	(691)	(760)	(598)	(514)	(400)	(476)	(526)	(594)	(2,563)	(1,996)
Underlying profit before taxes	**2,893**	**2,928**	**3,355**	**3,166**	**3,569**	**3,760**	**3,913**	**3,533**	**12,342**	**14,776**
Underlying consolidated profit	**1,908**	**1,908**	**2,197**	**2,151**	**2,335**	**2,392**	**2,455**	**2,363**	**8,164**	**9,546**
Underlying attributable profit	**1,618**	**1,541**	**1,844**	**1,803**	**1,986**	**1,978**	**2,084**	**2,016**	**6,805**	**8,064**
Net capital gains and provisions*	—	—	(515)	(379)	—	(300)	—	46	(894)	(254)
Attributable profit	**1,618**	**1,541**	**1,329**	**1,424**	**1,986**	**1,678**	**2,084**	**2,062**	**5,912**	**7,810**

(*) Including: in Q3'17 charges for integration costs and equity stakes and intangible assets in Q4'17 Allfunds capital gains, USA fiscal reform, goodwill charges and in the US, provisions for hurricanes, increased stake in Santander Consumer USA and other in Q2'18 costs associated to integrations (mainly restructuring costs), net of tax impacts, in Spain, Corporate Centre and Portugal in Q4'18 badwill in Poland for the integration of Deutsche Bank Polska

Santander

81

Appendix Spain EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 Q4’18 2017 2018 NII + Fee income 1,206 1,409 1,753 1,749 1,710 1,729 1,769 1,783 6,117 6,991 Gross income 1,539 1,475 2,011 1,835 2,063 1,837 2,114 1,880 6,860 7,894 Operating expenses (798) (893) (1,161) (1,188) (1,145) (1,123) (1,103) (1,110) (4,040) (4,480) Net operating income 741 582 850 647 918 714 1,012 770 2,820 3,414 Net loan-loss provisions (163) (144) (120) (175) (207) (196) (197) (129) (603) (728) Other (64) (64) (62) (25) (104) (86) (102) (70) (215) (362) Underlying profit before taxes 514 374 667 447 608 432 713 571 2,002 2,325 Underlying consolidated profit 367 267 489 333 455 326 526 432 1,456 1,739 Underlying attributable profit 362 262 484 330 455 325 526 432 1,439 1,738 Net capital gains and provisions* — — (300) — — (280) — — (300) (280) Attributable profit 362 262 184 330 455 45 526 432 1,139 1,458 (*) Including: in Q3’17 charges for integration costs in Q2’18 restructuring costs

Santander Consumer Finance EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 Q4’18 2017 2018 NII + Fee income 1,121 1,096 1,121 1,110 1,130 1,116 1,143 1,132 4,449 4,521 Gross income 1,118 1,099 1,135 1,132 1,140 1,126 1,157 1,187 4,484 4,610 Operating expenses (502) (485) (484) (506) (509) (507) (475) (494) (1,978) (1,985) Net operating income 616 614 650 625 631 619 682 693 2,506 2,625 Net loan-loss provisions (61) (57) (90) (58) (120) (69) (124) (47) (266) (360) Other (37) (35) (30) (55) 24 13 5 (166) (157) (125) Underlying profit before taxes 518 522 531 512 535 563 562 480 2,083 2,140 Underlying consolidated profit 370 382 370 373 388 412 405 358 1,495 1,564 Underlying attributable profit 314 319 309 311 323 346 332 296 1,254 1,296 Net capital gains and provisions* — — (85) — — — — — (85) — Attributable profit 314 319 224 311 323 346 332 296 1,169 1,296 (*) Including: in Q3’17 charges for integration costs 83

Appendix Santander Consumer Finance Constant EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 Q4’18 2017 2018 + Fee income 1,111 1,091 1,117 1,109 1,128 1,116 1,144 1,133 4,427 4,521 Gross income 1,108 1,093 1,130 1,131 1,139 1,125 1,157 1,189 4,462 4,610 Operating expenses (498) (483) (482) (506) (508) (507) (475) (495) (1,968) (1,985) operating income 610 611 648 625 630 619 682 694 2,493 2,625 loan-loss provisions (60) (58) (89) (58) (120) (69) (124) (47) (264) (360) Other (37) (35) (30) (56) 24 13 5 (166) (158) (125) Underlying profit before taxes 513 519 529 511 534 562 563 481 2,072 2,140 Underlying consolidated profit 366 379 369 373 388 411 406 359 1,486 1,564 Underlying attributable profit 310 316 308 311 322 346 332 296 1,245 1,296 capital gains and provisions* — — (85) — — — — — (85) — Attributable profit 310 316 223 311 322 346 332 296 1,160 1,296 (*) Including: in Q3’17 charges for integration costs 84

Appendix Poland EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 Q4’18 2017 2018 NII + Fee income 318 343 350 360 359 355 354 380 1,371 1,448 Gross income 321 363 358 378 333 398 367 390 1,419 1,488 Operating expenses (146) (150) (149) (160) (154) (162) (156) (165) (605) (636) Net operating income 175 212 209 218 179 236 211 225 814 851 Net loan-loss provisions (27) (34) (36) (40) (46) (41) (33) (41) (137) (161) Other (23) (27) (28) (19) (13) (34) (26) (61) (96) (135) Underlying profit before taxes 125 152 144 159 120 161 151 123 581 555 Underlying consolidated profit 86 120 110 116 89 132 114 88 432 424 Underlying attributable profit 59 83 76 81 63 93 80 62 300 298 Net capital gains and provisions* — — — — — — — 45 — 45 Attributable profit 59 83 76 81 63 93 80 107 300 343 (*) Including: in Q4’18 badwill for the integration of Deutsche Bank Polska 85

Appendix Poland PLN million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 Q4’18 2017 2018 NII + Fee income 1,374 1,449 1,489 1,522 1,500 1,512 1,525 1,632 5,835 6,170 Gross income 1,386 1,532 1,525 1,599 1,390 1,695 1,579 1,674 6,041 6,338 Operating expenses (630) (634) (636) (675) (642) (690) (672) (707) (2,576) (2,711) Net operating income 756 898 889 924 748 1,005 907 967 3,465 3,627 Net loan-loss provisions (116) (142) (155) (171) (191) (175) (143) (177) (585) (687) Other (100) (112) (119) (78) (55) (146) (113) (261) (410) (575) Underlying profit before taxes 539 644 614 674 502 684 651 528 2,471 2,366 Underlying consolidated profit 372 506 470 492 373 560 491 381 1,840 1,805 Underlying attributable profit 257 351 324 344 264 393 346 265 1,276 1,269 Net capital gains and provisions* — — — — — — — 193 — 193 Attributable profit 257 351 324 344 264 393 346 458 1,276 1,461 (*) Including: in Q4’18 badwill for the integration of Deutsche Bank Polska 86

Appendix Portugal EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 Q4’18 2017 2018 NII + Fee income 261 262 311 313 320 305 303 307 1,147 1,234 Gross income 294 275 345 330 341 346 323 334 1,245 1,344 Operating expenses (139) (142) (166) (167) (158) (165) (157) (162) (614) (642) Net operating income 155 133 179 163 183 182 166 172 630 702 Net loan-loss provisions 10 5 (37) 10 (8) (0) (11) (12) (12) (32) Other (14) (9) (16) (5) (9) (22) 13 36 (44) 18 Underlying profit before taxes 151 129 126 168 166 159 167 196 574 688 Underlying consolidated profit 126 111 81 120 128 104 115 137 438 483 Underlying attributable profit 125 110 80 119 127 103 114 136 435 480 Net capital gains and provisions* — — — — — 20 — — — 20 Attributable profit 125 110 80 119 127 123 114 136 435 500 (*) Including: in Q2’18 provisions and restructuring costs associated with inorganic operations, net of tax impacts 87

Appendix United Kingdom EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 Q4’18 2017 2018 NII + Fee income 1,349 1,409 1,317 1,291 1,274 1,304 1,291 1,290 5,366 5,159 Gross income 1,432 1,544 1,397 1,344 1,349 1,373 1,367 1,332 5,716 5,420 Operating expenses (723) (723) (694) (721) (764) (763) (730) (738) (2,861) (2,995) Net operating income 709 821 703 623 586 610 637 593 2,855 2,426 Net loan-loss provisions (15) (42) (66) (81) (66) (37) (26) (44) (205) (173) Other (105) (171) (89) (101) (62) (47) (62) (155) (466) (327) Underlying profit before taxes 588 608 547 441 457 526 549 394 2,184 1,926 Underlying consolidated profit 423 414 382 304 326 380 391 291 1,523 1,387 Underlying attributable profit 416 408 377 297 320 372 385 286 1,498 1,362 Net capital gains and provisions — — — — — — — — — — Attributable profit 416 408 377 297 320 372 385 286 1,498 1,362

Appendix United Kingdom GBP million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 Q4’18 2017 2018 NII + Fee income 1,160 1,213 1,183 1,146 1,125 1,142 1,152 1,144 4,702 4,564 Gross income 1,231 1,329 1,255 1,193 1,192 1,203 1,220 1,181 5,008 4,795 Operating expenses (622) (622) (623) (639) (675) (669) (651) (655) (2,507) (2,649) Net operating income 609 706 632 554 517 534 568 526 2,502 2,146 Net loan-loss provisions (13) (36) (59) (72) (58) (32) (23) (39) (179) (153) Other (90) (147) (81) (90) (55) (41) (56) (137) (408) (289) Underlying profit before taxes 506 524 492 392 404 461 490 350 1,914 1,704 Underlying consolidated profit 364 356 344 270 288 333 348 258 1,334 1,227 Underlying attributable profit 358 351 339 265 282 326 343 254 1,313 1,205 Net capital gains and provisions — — — — — — — — — — Attributable profit 358 351 339 265 282 326 343 254 1,313 1,205

Appendix Brazil EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 Q4’18 2017 2018 NII + Fee income 3,455 3,413 3,392 3,458 3,403 3,296 3,153 3,404 13,718 13,256 Gross income 3,717 3,502 3,542 3,512 3,445 3,323 3,180 3,396 14,273 13,345 Operating expenses (1,314) (1,233) (1,244) (1,289) (1,165) (1,095) (1,031) (1,191) (5,080) (4,482) Net operating income 2,403 2,269 2,298 2,223 2,280 2,228 2,149 2,205 9,193 8,863 Net loan-loss provisions (910) (852) (819) (814) (822) (750) (665) (726) (3,395) (2,963) Other (358) (349) (268) (211) (154) (170) (174) (198) (1,186) (697) Underlying profit before taxes 1,135 1,068 1,211 1,198 1,304 1,308 1,310 1,281 4,612 5,203 Underlying consolidated profit 713 689 747 738 761 730 698 752 2,887 2,940 Underlying attributable profit 634 610 659 642 677 647 619 663 2,544 2,605 Net capital gains and provisions — — — — — — — — — — Attributable profit 634 610 659 642 677 647 619 663 2,544 2,605

Appendix Brazil BRL million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 Q4’18 2017 2018 NII + Fee income 11,561 12,036 12,567 13,139 13,568 14,121 14,451 14,779 49,304 56,920 Gross income 12,438 12,367 13,129 13,367 13,737 14,241 14,579 14,747 51,301 57,304 Operating expenses (4,397) (4,355) (4,613) (4,895) (4,644) (4,697) (4,736) (5,169) (18,259) (19,245) Net operating income 8,041 8,013 8,516 8,472 9,093 9,544 9,843 9,579 33,042 38,059 Net loan-loss provisions (3,045) (3,008) (3,045) (3,105) (3,276) (3,220) (3,070) (3,155) (12,203) (12,721) Other (1,198) (1,231) (1,007) (825) (615) (727) (793) (859) (4,261) (2,994) Underlying profit before taxes 3,798 3,773 4,464 4,543 5,202 5,597 5,981 5,564 16,578 22,344 Underlying consolidated profit 2,386 2,431 2,757 2,802 3,034 3,127 3,200 3,264 10,376 12,624 Underlying attributable profit 2,121 2,152 2,432 2,438 2,699 2,772 2,837 2,877 9,143 11,184 Net capital gains and provisions — — — — — — — — — — Attributable profit 2,121 2,152 2,432 2,438 2,699 2,772 2,837 2,877 9,143 11,184

Appendix Mexico EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 Q4’18 2017 2018 NII + Fee income 804 856 879 811 836 841 927 915 3,350 3,519 Gross income 824 914 892 830 831 868 931 897 3,460 3,527 Operating expenses (319) (361) (356) (345) (340) (363) (384) (376) (1,382) (1,462) Net operating income 505 553 536 485 491 505 547 521 2,078 2,064 Net loan-loss provisions (233) (246) (240) (187) (200) (189) (227) (215) (905) (830) Other (4) (6) (4) (24) (3) (12) (5) 17 (39) (3) Underlying profit before taxes 267 301 292 274 288 305 315 323 1,134 1,230 Underlying consolidated profit 211 238 231 225 225 238 250 262 904 975 Underlying attributable profit 163 187 182 178 175 184 195 206 710 760 Net capital gains and provisions — — — — — — — — — — Attributable profit 163 187 182 178 175 184 195 206 710 760

Appendix Mexico MXN million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 Q4’18 2017 2018 NII + Fee income 17,348 17,505 18,399 18,076 19,257 19,435 20,475 20,671 71,327 79,838 Gross income 17,779 18,706 18,677 18,508 19,143 20,058 20,546 20,264 73,671 80,011 Operating expenses (6,894) (7,386) (7,460) (7,683) (7,832) (8,381) (8,467) (8,497) (29,423) (33,177) Net operating income 10,886 11,320 11,218 10,825 11,310 11,678 12,079 11,767 44,248 46,834 Net loan-loss provisions (5,032) (5,019) (5,015) (4,201) (4,610) (4,357) (5,020) (4,853) (19,267) (18,840) Other (90) (131) (89) (522) (72) (272) (115) 383 (832) (77) Underlying profit before taxes 5,764 6,170 6,113 6,102 6,628 7,049 6,944 7,296 24,149 27,917 Underlying consolidated profit 4,548 4,865 4,841 4,996 5,181 5,511 5,516 5,918 19,250 22,126 Underlying attributable profit 3,523 3,829 3,808 3,963 4,021 4,259 4,306 4,652 15,123 17,239 Net capital gains and provisions — — — — — — — — — — Attributable profit 3,523 3,829 3,808 3,963 4,021 4,259 4,306 4,652 15,123 17,239

Appendix Chile EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 Q4’18 2017 2018 NII + Fee income 592 589 534 583 601 612 582 573 2,298 2,367 Gross income 645 644 604 630 640 642 632 622 2,523 2,535 Operating expenses (264) (260) (253) (248) (258) (272) (257) (258) (1,025) (1,045) Net operating income 381 383 351 382 382 370 375 364 1,498 1,491 Net loan-loss provisions (122) (122) (108) (110) (121) (115) (117) (120) (462) (473) Other 2 7 11 3 22 32 19 31 23 103 Underlying profit before taxes 261 267 255 276 282 287 276 275 1,059 1,121 Underlying consolidated profit 214 218 209 218 223 232 221 226 859 901 Underlying attributable profit 147 149 143 146 151 158 153 153 586 614 Net capital gains and provisions — — — — — — — — — — Attributable profit 147 149 143 146 151 158 153 153 586 614

Appendix Chile CLP million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 Q4’18 2017 2018 NII + Fee income 413,110 430,039 403,461 434,470 444,260 453,403 449,145 444,368 1,681,080 1,791,177 Gross income 450,136 469,704 456,238 469,635 473,564 475,595 486,844 482,500 1,845,714 1,918,503 Operating expenses (184,039) (189,977) (191,129) (184,867) (190,863) (201,511) (198,000) (199,964) (750,012) (790,338) Net operating income 266,097 279,727 265,110 284,768 282,700 274,084 288,844 282,536 1,095,702 1,128,165 Net loan-loss provisions (85,110) (89,381) (81,474) (81,875) (89,852) (84,920) (90,252) (93,034) (337,840) (358,059) Other 1,438 4,750 8,384 2,363 16,034 23,790 14,617 23,614 16,935 78,054 Underlying profit before taxes 182,425 195,096 192,020 205,256 208,882 212,954 213,209 213,115 774,797 848,161 Underlying consolidated profit 149,458 158,760 157,744 162,572 164,822 171,559 170,114 175,302 628,535 681,798 Underlying attributable profit 102,796 108,904 107,839 109,081 111,380 116,945 117,586 118,954 428,619 464,865 Net capital gains and provisions — — — — — — — — — — Attributable profit 102,796 108,904 107,839 109,081 111,380 116,945 117,586 118,954 428,619 464,865

Appendix Argentina EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 Q4’18 2017 2018 NII + Fee income 374 428 382 398 343 367 (12) 518 1,582 1,217 Gross income 405 470 423 449 377 430 (70) 472 1,747 1,209 Operating expenses (221) (269) (235) (244) (218) (207) (0) (323) (970) (749) Net operating income 184 201 187 205 159 223 (70) 149 777 460 Net loan-loss provisions (29) (42) (46) (41) (49) (75) (7) (99) (159) (231) Other 1 (35) (35) (23) (17) (41) 4 9 (92) (45) Underlying profit before taxes 156 123 106 141 92 107 (73) 58 526 185 Underlying consolidated profit 108 86 71 97 67 72 (71) 17 362 84 Underlying attributable profit 108 85 70 96 66 71 (71) 17 359 84 Net capital gains and provisions — — — — — — — — — — Attributable profit 108 85 70 96 66 71 (71) 17 359 84

Appendix Argentina ARS million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 Q4’18 2017 2018 NII + Fee income 6,241 7,378 7,644 8,101 8,293 10,046 12,292 13,530 29,364 44,160 Gross income 6,764 8,104 8,460 9,103 9,117 11,729 11,492 11,557 32,431 43,896 Operating expenses (3,690) (4,640) (4,713) (4,964) (5,278) (5,707) (7,693) (8,516) (18,007) (27,193) Net operating income 3,074 3,464 3,747 4,139 3,840 6,022 3,800 3,042 14,424 16,703 Net loan-loss provisions (486) (730) (903) (828) (1,196) (2,021) (2,546) (2,615) (2,947) (8,379) Other 17 (596) (659) (466) (411) (1,077) (849) 721 (1,704) (1,616) Underlying profit before taxes 2,606 2,138 2,185 2,845 2,232 2,923 404 1,148 9,774 6,708 Underlying consolidated profit 1,807 1,486 1,462 1,960 1,610 1,961 (612) 104 6,715 3,063 Underlying attributable profit 1,795 1,477 1,453 1,948 1,599 1,946 (618) 112 6,672 3,039 Net capital gains and provisions — — — — — — — — — — Attributable profit 1,795 1,477 1,453 1,948 1,599 1,946 (618) 112 6,672 3,039

Appendix United States EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 Q4’18 2017 2018 NII + Fee income 1,763 1,738 1,545 1,495 1,435 1,500 1,545 1,770 6,540 6,250 Gross income 1,879 1,880 1,604 1,596 1,578 1,670 1,735 1,967 6,959 6,949 Operating expenses (837) (845) (743) (773) (735) (737) (748) (795) (3,198) (3,015) Net operating income 1,042 1,035 861 824 843 932 987 1,172 3,761 3,934 Net loan-loss provisions (811) (697) (634) (638) (579) (445) (649) (945) (2,780) (2,618) Other (32) (24) (2) (31) (23) (50) (69) (57) (90) (199) Underlying profit before taxes 199 314 225 155 241 437 269 170 892 1,117 Underlying consolidated profit 138 235 154 109 174 298 175 123 636 770 Underlying attributable profit 95 149 93 71 125 210 125 92 408 552 Net capital gains and provisions* — — — (76) — — — — (76) — Attributable profit 95 149 93 (5) 125 210 125 92 332 552 (*) Including: in Q4’17 fiscal reform, provisions for hurricanes, increased stake in Santander Consumer USA and other 98

Appendix United States USD million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 Q4’18 2017 2018 NII + Fee income 1,877 1,912 1,820 1,765 1,764 1,787 1,796 2,028 7,373 7,374 Gross income 2,001 2,068 1,893 1,884 1,940 1,990 2,018 2,252 7,845 8,199 Operating expenses (891) (929) (875) (909) (904) (878) (868) (907) (3,605) (3,557) Net operating income 1,109 1,138 1,018 975 1,036 1,112 1,149 1,345 4,240 4,642 Net loan-loss provisions (863) (768) (749) (753) (712) (528) (758) (1,092) (3,134) (3,089) Other (34) (27) (4) (36) (28) (60) (81) (65) (101) (235) Underlying profit before taxes 212 343 265 186 296 524 310 188 1,006 1,318 Underlying consolidated profit 147 257 182 132 214 357 201 136 717 909 Underlying attributable profit 101 163 111 85 154 252 144 102 460 651 Net capital gains and provisions* — — — (85) — — — — (85) — Attributable profit 101 163 111 (0) 154 252 144 102 374 651 (*) Including: in Q4’17 fiscal reform, provisions for hurricanes, increased stake in Santander Consumer USA and other 99

Appendix Corporate Centre EUR million Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18 Q3’18 Q4’18 2017 2018 NII + Fee income (198) (223) (227) (240) (233) (241) (265) (277) (889) (1,016) Gross income (341) (340) (300) (238) (227) (250) (257) (295) (1,220) (1,028) Operating expenses (119) (118) (118) (120) (121) (122) (123) (128) (476) (495) Net operating income (460) (458) (419) (359) (348) (372) (380) (423) (1,696) (1,523) Net loan-loss provisions (5) (11) (22) (8) (37) (30) (28) (21) (45) (115) Other (32) (53) (54) (43) (43) (50) (55) 47 (181) (101) Underlying profit before taxes (497) (522) (495) (410) (427) (452) (463) (397) (1,923) (1,739) Underlying consolidated profit (471) (561) (481) (378) (421) (474) (456) (368) (1,890) (1,718) Underlying attributable profit (468) (563) (480) (378) (421) (475) (456) (369) (1,889) (1,721) Net capital gains and provisions* — — (130) (306) — (40) — — (436) (40) Attributable profit (468) (563) (610) (684) (421) (515) (456) (369) (2,326) (1,761) (*) Including: in Q3’17 equity stakes and intangible assets in Q4’17 goodwill charges 100 in Q2’18 restructuring costs

Glossary

Glossary—Acronyms AT1: Additional Tier 1 NPL: Non-performing loans bn: Billion PBT: Profit before tax CET1: Common equity tier 1 P&L: Profit and loss CIB: Corporate & Investment Bank QoQ: Quarter on Quarter CoE: Cost of equity Repos: Repurchase agreements C/I: Cost to income ROE: Return on equity DGF: Deposit guarantee fund ROF: Gains on financial transactions DPS: Dividend per share RoRWA: Return on risk-weighted assets GDP: Gross domestic product RoTE: Return on tangible equity FL: Fully-loaded RWA: Risk-weighted assets EPS: Earning per share SBNA: Santander Bank NA LLPs: Loan-loss provisions SCF: Santander Consumer Finance LCR: Liquidity coverage ratio SC USA: Santander Consumer USA LTD: Loan to deposit SME: Small and Medium Enterprises M/LT: Medium- long- term SRF: Single Resolution Fund mn: million ST: Short term n.a.: Not available TLAC: Total loss absorbing capacity NII: Net interest income TNAV: Tangible net asset value NIM: Net interest margin YoY: Year on Year MREL: Minimum requirement for eligible liabilities UK: United Kingdom n.m.: Not meaningful US: United States

Glossary – definitions PROFITABILITY AND EFFICIENCY RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets Efficiency: Operating expenses / gross income. Operating expenses defined as general administrative expenses + amortisations CREDIT RISK NPL ratio: Non-performing loans and customer advances, customer guarantees and contingent liabilities / total risk. Total risk is defined as: normal and non-performing balances of customer loans and advances, customer guarantees and contingent liabilities NPL coverage ratio: Provisions to cover losses due to impairment of customer loans and advances, customer guarantees and contingent liabilities / non-performing balances of customer loans and advances, customer guarantees and contingent liabilities Cost of credit: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALISATION Tangible net asset value per share – TNAV: Tangible stockholders’ equity / number of shares (excluding treasury shares). Tangible stockholders’ equity calculated as shareholders equity + accumulated other comprehensive income—intangible assets Notes: 1) The averages for the RoTE and RoRWA denominators are calculated on the basis of thirteen months from December to December. 2) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoTE is the annualised underlying attributable profit (excluding non-recurring results), to which are added non-recurring results without annualising them. 3) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoRWA is the consolidated annualised result (excluding non-recurring results), to which is added non-recurring results without annualising them. 4) The risk-weighted assets included in the RoRWA denominator are calculated in accordance with the criteria defined by the Capital Requirements Regulation (CRR).

Thank You. Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 31, 2019	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer